Filed Pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933 Registration Statement No. 333-113964

SECOND BANCORP INCORPORATED

108 Main Avenue SW

Warren, Ohio 44482

(330) 841-0123

Dear Shareholder:

As you may know, the Boards of Directors of Second Bancorp Incorporated and Sky Financial Group, Inc. have agreed on a merger of Second Bancorp and Sky Financial, with Sky Financial surviving the merger. We are enthusiastic about the merger that will create a $14.9 billion financial services organization with approximately 285 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. Your Board believes the proposed merger is in the best interests of Second Bancorp and its shareholders and recommends that you vote for approval of the merger agreement.

Each of the Second Bancorp shareholders will receive 1.26 Sky Financial common shares in exchange for each Second Bancorp common share they own. On April 5, 2004, the last practicable trading day for which information was available prior to the date of this document, the closing market price of Sky Financial common shares was $25.72 per share. Based upon that price, your Second Bancorp common shares would be worth $32.41 per share.

The affirmative vote of the holders of a majority of the issued and outstanding common shares of Second Bancorp entitled to vote at the Second Bancorp special meeting is required to approve and adopt the merger agreement. Twenty of Second Bancorp’s officers and directors and their affiliates, who owned, approximately 9.58% of the outstanding common shares of Second Bancorp as of the April 5, 2004 record date, have agreed with Sky Financial to vote their respective shares in favor of the merger and the merger agreement.

The merger of Sky Financial and Second Bancorp involves some risks. See “Risk Factors” beginning on page 15.

Whether or not you plan to attend the Second Bancorp special shareholders’ meeting, please complete and mail to us the enclosed proxy card. Not voting will have the same effect as voting against the merger. I urge you to read carefully the accompanying proxy statement/prospectus, which contains a detailed description of the merger, the merger agreement and related matters.

R.L. (Rick) Blossom

Chairman, President and

Chief Executive Officer

Second Bancorp Incorporated

The securities to be issued under this proxy statement/prospectus are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This document is dated April 9, 2004 and is being first mailed to shareholders on or about April 13, 2004.

Second Bancorp Incorporated

108 Main Avenue SW

Warren, Ohio 44482

(330) 841-0123

Notice of Special Meeting

of Shareholders

To the Shareholders of Second Bancorp Incorporated:

Notice is hereby given that a special meeting of the shareholders of Second Bancorp Incorporated will be held at 2:00 p.m., local time, on May 18, 2004, in Room 117 of the Technology Building, Kent State University—Trumbull Campus, 4314 Mahoning Avenue, Warren, Ohio, for the following purposes:

1.	To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of January 8, 2004, by and between Second Bancorp Incorporated and Sky Financial Group, Inc., pursuant to which Second Bancorp will merge with and into Sky Financial. In the merger, each Second Bancorp shareholder will receive 1.26 Sky Financial common shares per Second Bancorp common share owned.

2.	To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is unaware of any other business to come before the special meeting.

Holders of record of Second Bancorp common shares at the close of business on April 5, 2004, the record date, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special shareholders’ meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you also may cast your vote in person at the special shareholders’ meeting.

By order of the Board of Directors of

Second Bancorp Incorporated

Christopher Stanitz

Corporate Secretary

Warren, Ohio

April 13, 2004

i

(continued)

ii

Questions and Answers about the Sky Financial/Second Bancorp Merger

Q:	Why are Sky Financial and Second Bancorp proposing to merge?

A:	We believe that the merger of Sky Financial and Second Bancorp is in the best interests of Second Bancorp and its shareholders because the merger consideration reflects a significant premium over the prices at which Second Bancorp’s common shares traded in the period immediately preceding the announcement of the merger, because, based upon the recent dividend payout history of Sky Financial as compared to that of Second Bancorp, Second Bancorp shareholders will receive an enhanced dividend yield on their investment if Sky Financial declares dividends at comparable rates in the future and because Second Bancorp shareholders will gain added liquidity by acquiring Sky Financial common shares in the merger. Second Bancorp expects the merger to have a positive impact on Second Bancorp’s business, employees, customers and communities. Sky Financial believes the merger will benefit its shareholders because the merger will enhance Sky Financial’s capabilities to provide banking and financial services to its customers, strengthen the competitive position of the combined organization, generate cost savings and will enhance other opportunities for Sky Financial.

Q:	What will I receive in the merger?

A:	As a result of the merger, each of your Second Bancorp common shares will be converted into Sky Financial common shares at a rate of 1.26 Sky Financial common shares for each Second Bancorp common share owned.

Q:	What do I need to do now?

A:	Just mail your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting to vote on approving the merger. The Second Bancorp special shareholders’ meeting will take place at 2:00 p.m., local time, on May 18, 2004, in Room 117 of the Technology Building, Kent State University—Trumbull Campus, 4314 Mahoning Avenue, Warren, Ohio.

Q:	When should I send in my stock certificates?

A.	Please do not send in your stock certificates with your proxy card. Promptly after the effective time of the merger, Sky Financial’s exchange agent, The Bank of New York, will send you transmittal materials that you should use when surrendering your Second Bancorp common share certificates to the exchange agent. After you surrender your Second Bancorp common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent. For additional information, see “The Merger Agreement—Surrender of Certificates” starting on page 42.

Q:	What if I hold Second Bancorp common shares through the Second Bancorp dividend reinvestment plan?

A:

If you are a participant in Second Bancorp’s dividend reinvestment plan, the Second Bancorp common shares credited to your dividend reinvestment plan account will be converted automatically into that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. Second Bancorp common shares held in the dividend reinvestment plan are treated separate and apart from shares that you hold directly or through a broker. Therefore, depending upon the total number of Second

Bancorp common shares that you own, whether you hold them directly, through a broker, or through your participation in the dividend reinvestment plan, it is possible that you will receive cash in lieu of Sky Financial common shares that represents one or more than one whole Sky Financial common share. For example, if as a result of the merger, you have the right to receive 100.75 Sky Financial common shares through your broker and you have the right to receive 100.75 Sky Financial common shares through your participation in the Second Bancorp dividend reinvestment plan, you will receive a total of 200 Sky Financial common shares, and you will receive cash in lieu of fractional shares that represents 1.50 Sky Financial common shares. The Second Bancorp dividend reinvestment plan will be terminated at the effective time of the merger.

Q:	Is my vote needed to approve the merger?

A:	The holders of a majority of the issued and outstanding Second Bancorp common shares entitled to vote at the Second Bancorp special meeting must vote to approve the merger agreement for it to be adopted. A majority of the issued and outstanding Second Bancorp common shares must be present at the meeting in person or by proxy for the vote approving the merger to be valid.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. Just send in a later-dated, signed proxy card before the meeting or attend the meeting in person and vote. You may send a new proxy card to the following address: 108 Main Avenue SW, Warren, Ohio 44481, Attention: Christopher Stanitz, Esq., Secretary of Second Bancorp. If you hold your shares through a bank or broker, please contact that bank or broker to change your vote.

Q:	If I do not favor the merger, what are my rights?

A:	If you are a Second Bancorp shareholder as of the April 5, 2004 record date and you do not vote in favor of the merger agreement, you will have the right under Section 1701.85 of the Ohio Revised Code to demand the fair cash value for your Second Bancorp common shares. The right to make this demand is known as “dissenters’ rights.” To perfect your dissenters’ rights, you must deliver to Second Bancorp a written demand for payment of the fair cash value of your Second Bancorp common shares and otherwise comply strictly with all of the requirements of Ohio Revised Code Section 1701.85. You must state in your notice the amount that, in your opinion, is the fair cash value of your Second Bancorp common shares. Your written demand must be delivered to Second Bancorp not later than 10 days after the Second Bancorp special meeting scheduled for May 18, 2004. For additional information on your dissenters’ rights, see “The Merger—Rights of Dissenting Second Bancorp Shareholders” on page 40 and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex E.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker may vote your shares only if you provide instructions on how to vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares will not be voted by your broker.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as practicable. We hope to complete the merger by the end of June, 2004, assuming shareholder approval and all applicable governmental approvals have been received by that date and all conditions precedent to the merger have been satisfied or, to the extent permitted by applicable law, waived.

Summary

Because this is a summary, it does not contain all the information that may be important to you. You should read carefully this entire document and its annexes and all other documents to which this document refers before you decide how to vote. For a description of the documents to which this document refers, you should review “Where You Can Find More Information” on page 18.

The Merger

The merger agreement, attached as Annex A to this document, is incorporated by reference into this document. We encourage you to read the merger agreement because it is the legal document that governs the merger.

What Second Bancorp Shareholders Will Receive in the Merger (see pages 42-44)

Second Bancorp shareholders will receive 1.26 Sky Financial common shares in exchange for each Second Bancorp common share they own. Sky Financial will not issue fractional shares. Instead, Second Bancorp shareholders will receive a cash payment for any fractional shares based on the market value of the Sky Financial common shares at the time of the merger. Also, each Sky Financial common share issued in the merger will include an associated preferred share purchase right under Sky Financial’s existing shareholder rights plan that will not be evidenced by a separate certificate.

Sky Financial shareholders will continue to own their shares in Sky Financial and Second Bancorp will merge with and into Sky Financial.

Dissenters’ Rights for Second Bancorp Shareholders (see page 40)

Under Ohio law, if you do not vote in favor of the merger between Second Bancorp and Sky Financial, you may demand that Second Bancorp pay you the fair cash value for your shares. The right to make this demand is known as “dissenters’ rights.” Second Bancorp shareholders exercising their dissenters’ right must comply strictly with the procedures specified in Sections 1701.84 and 1701.85 of the Ohio Revised Code. Second Bancorp shareholders who want to exercise their dissenters’ rights must not vote in favor of the merger agreement at the Second Bancorp special shareholders’ meeting and must send a written demand for payment for their Second Bancorp common shares within 10 days after the Second Bancorp special shareholders’ meeting. See “The Merger—Rights of Dissenting Second Bancorp Shareholders” beginning on page 40 and the text of Sections 1701.84 and 1701.85 of the Ohio Revised Code attached to this document as Annex E.

Cash Payment for Second Bancorp Stock Options and Performance Stock Awards (see pages 35-36)

Each outstanding option to purchase Second Bancorp common shares will be terminated in exchange for a cash payment in an amount equal to the product of (a) the excess, if any, of (1) the closing price of Sky Financial common shares on the trading day immediately preceding the effective date of the merger multiplied by 1.26 over (2) the exercise price of the option and (b) the number of Second Bancorp common shares subject to the option. Second Bancorp has agreed to use commercially reasonable efforts to obtain the written consent of each holder of a Second Bancorp stock option to permit the termination of all outstanding stocks options in exchange for the required cash payment.

In addition to these stock options, three Second Bancorp executives are entitled to receive Second Bancorp shares under performance stock award agreements. Under the merger agreement, each of the performance stock award agreements shall be terminated immediately prior to the effective date of the merger and each of the three executives shall receive an amount, in cash, computed by multiplying (a) the closing price of Sky Financial common shares on the trading day immediately preceding the effective date of the merger times 1.26 by (b) the number of shares subject to the performance stock award agreement.

Comparative Per Share Market Price Information (see page 11)

Sky Financial common shares and Second Bancorp common shares are both listed on the Nasdaq National Market System.

The following table presents trading information for the Sky Financial common shares and the Second Bancorp common shares on January 8, 2004 and April 5, 2004. January 8, 2004 was the last full trading day prior to our announcement of the signing of the merger agreement. April 5, 2004 was the last practicable trading day for which information was available prior to the date of this document. You should read the information presented below in conjunction with the “Comparative Market Value Data” on page 11.

	Sky Financial	Second Bancorp
January 8, 2004	$26.23	$27.66
April 5, 2004	$25.72	$32.46

Tax Free Transaction for Second Bancorp Shareholders Receiving Sky Financial Common Shares (see pages 36-38)

We have structured the merger so that none of Sky Financial, Second Bancorp or the Second Bancorp shareholders who receive Sky Financial common shares in exchange for Second Bancorp common shares in the merger will recognize any gain or loss for federal income tax purposes in the merger, except for (a) tax payable with respect to any cash received by Second Bancorp shareholders in lieu of fractional shares, (b) tax payable with respect to any cash received by any dissenting Second Bancorp shareholders and (c) taxable wage income (subject to withholding tax) for those directors, officers and employees who hold Second Bancorp stock options or have performance stock award agreements that will be terminated at or prior to the time of the merger.

Dividend Policy (see page 40)

Under the merger agreement, Second Bancorp is not allowed to declare, pay or set aside for payment any dividend to Second Bancorp shareholders other than quarterly cash dividends in an amount not exceeding the per share amount declared and paid in the most recent quarterly cash dividend prior to execution of the merger agreement. Following completion of the merger, former Second Bancorp shareholders receiving Sky Financial common shares as part of the merger consideration will receive, as Sky Financial shareholders, dividends declared by Sky Financial on its common shares.

Opinion of Second Bancorp’s Financial Advisor (see pages 25-33)

The Second Bancorp Board received the opinion from its financial advisor, Sandler O’Neill & Partners, L.P., as to the fairness from a financial point of view of the exchange ratio of 1.26 Sky Financial common shares to be received by Second Bancorp shareholders for each Second Bancorp common share owned under the merger agreement.

The opinion from Sandler O’Neill & Partners, L.P. stated that as of the date of that opinion, the exchange ratio of 1.26 Sky Financial common shares for each Second Bancorp common share owned was fair from a financial point of view to the Second Bancorp shareholders. For its financial advisory services provided to Second Bancorp, Sandler O’Neill & Partners, L.P. will be paid a fee currently estimated to be approximately $3,210,000. The full text of this fairness opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the reviews undertaken, is attached as Annex B to this document. We encourage you to read this opinion in its entirety.

Sandler O’Neill’s opinion is not a recommendation to any Second Bancorp shareholder as to how any shareholder should vote at the special meeting with respect to the merger or any other matter.

What Will Happen to Sky Financial and Second Bancorp at the Time of the Merger? (see page 42)

At the time of the merger, Second Bancorp will merge with and into Sky Financial, with Sky Financial surviving the merger. We anticipate that, within 30 days of the merger, The Second National Bank of Warren, a wholly-owned subsidiary of Second Bancorp, will merge with and into Sky Bank, Sky Financial’s commercial banking affiliate. Sky Bank will continue to exist as an Ohio banking corporation and as a wholly-owned subsidiary of Sky Financial.

Ownership of Sky Financial Following the Merger

As a result of the merger, we estimate that Second Bancorp shareholders will own approximately 12.1% of the outstanding Sky Financial common shares.

Board of Directors and Management of Sky Financial Following the Merger (see page 34)

We expect that the current Sky Financial management will remain in place. Sky Financial will select and propose to the Nominating Committee of the Sky Financial Board of Directors one representative from either the Second Bancorp Board or the Board of Directors of Second National Bank to serve on Sky Financial’s Board.

Interests of Second Bancorp’s Executive Officers and Directors in the Merger (see pages 34-36)

In considering the recommendation of the Second Bancorp Board to vote in favor of the merger, you should be aware that eight executive officers of Second Bancorp (one of whom also is a director of Second Bancorp) have severance agreements that provide for severance payments under certain circumstances if they cease to be employed by Sky Financial, as the successor of Second Bancorp, following the merger. In addition, each of the directors and officers of Second Bancorp own options to purchase Second Bancorp common shares that will be exchanged for cash, along with all other outstanding Second Bancorp stock options, at the time of the merger, and three Second Bancorp executives will receive cash in exchange for Second Bancorp shares issuable under performance stock award agreements. Furthermore, certain directors of Second Bancorp, or their affiliates, have interests that may be affected by the merger as borrowers from Second National Bank. The Second Bancorp Board was aware of these interests of their executive officers and directors and considered them, among other things, in approving the merger agreement and the related transactions. Please refer to pages 34-36 for more information about these severance agreements, the conversion of these stock options and the termination of these performance stock award agreements.

In addition, following the merger, Sky Financial will purchase directors’ and officers’ liability insurance for the directors and officers of Second Bancorp for a period of three years after the merger, and Sky Financial will indemnify the directors and officers of Second Bancorp for some events occurring before the merger, including some events that are related to the merger agreement.

Conditions to the Merger (see pages 44-45)

The completion of the merger depends upon satisfying a number of conditions, including the following, some of which may be waived as allowed by law:

•	accuracy of the representations and warranties made in the merger agreement;

•	performance of obligations by Sky Financial and Second Bancorp under the merger agreement;

•	approval and adoption of the merger agreement by Second Bancorp shareholders;

•	receipt of required governmental approvals and expiration or termination of all applicable statutory waiting periods relating to the merger;

•	absence of any injunction or other order by any court or other governmental entity that would prohibit or prevent the merger;

•	effectiveness of the registration statement filed with the Securities and Exchange Commission relating to the issuance of Sky Financial common shares in the merger; and

•	receipt of all required permits and other authorizations under state securities laws necessary to complete the transactions contemplated by the merger.

Termination of the Merger Agreement (see page 49)

We can mutually agree to terminate the merger agreement before we complete the merger.

In addition, either Second Bancorp or Sky Financial can terminate the merger agreement under the circumstances described on page 49. One of the circumstances under which Second Bancorp may terminate the merger agreement is if the average closing price of Sky Financial common shares over a specified period is less than $20.98 per share, and Sky Financial common shares have underperformed an index of selected peer group stocks by more than 20% over the same period, unless Sky Financial offers to issue additional Sky Financial common shares to compensate for the lower share value and Second Bancorp accepts the offer of additional Sky Financial common shares. Details about this termination provision are described on page 49.

Termination Fee (see page 49-50)

Second Bancorp will pay to Sky Financial a termination fee of 4% of the aggregate transaction value, or approximately $12,840,000, if the merger agreement is terminated upon the occurrence of specified events. Generally, Second Bancorp would have to pay the termination fee if a third party makes an acquisition proposal with respect to Second Bancorp after the date of the merger agreement and then:

•	the merger agreement is terminated either by (a) Sky Financial or Second Bancorp because the Second Bancorp shareholders fail to adopt the merger agreement, or (b) Sky Financial because of a breach by Second Bancorp of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on Second Bancorp or its ability to consummate the merger, and within 18 months of terminating the merger agreement pursuant to item (a) or (b) above, Second Bancorp enters into an acquisition agreement with a third party providing for a merger, reorganization, business combination or similar transaction; or

•	after receiving the acquisition proposal, the Second Bancorp Board does not take action to convene the special meeting of shareholders and recommend that Second Bancorp shareholders adopt the merger agreement, and within 18 months after such receipt, Second Bancorp enters into an acquisition agreement with a third party.

Regulatory Matters (see page 39)

Sky Financial has filed the applications necessary to obtain approval for the merger from the Federal Reserve Board and to obtain approval for the subsidiary bank merger from the Federal Reserve Board and the Ohio Division of Financial Institutions and has provided notice of the merger of Sky Financial and Second Bancorp to the Ohio Division of Financial Institutions. Prior to completing the merger, all waiting periods imposed by any governmental entity must have expired.

Accounting Treatment (see pages 38-39)

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.

Vote Required (see pages 21-22)

The holders of a majority of the issued and outstanding Second Bancorp common shares entitled to vote at the Second Bancorp special meeting must vote to approve the merger agreement for it to be adopted. A majority of the issued and outstanding Second Bancorp common shares must be present at the meeting in person or by proxy for the vote approving the merger to be valid.

As of April 5, 2004, directors and executive officers of Second Bancorp and their respective affiliates beneficially owned an aggregate of approximately 908,265 Second Bancorp common shares, including stock options, amounting to 9.58% of the issued and outstanding Second Bancorp common shares. On January 8, 2004, twenty Second Bancorp shareholders executed voting agreements with Sky Financial to vote their shares in favor of the merger and the merger agreement. A form of the voting agreement is attached to this document as Annex C, and a schedule, listing all of such shareholders and the number of shares they owned on January 8, 2004, is attached to this document as Annex D. Each of these shareholders agreed to vote all of his or her Second Bancorp common shares, which represented, in the aggregate, 901,478 Second Bancorp shares on the date of execution of the voting agreement, or approximately 9.5% of the issued and outstanding Second Bancorp common shares as of January 8, 2004, as follows:

•	in favor of the merger and the merger agreement; and

•	against any proposal for any recapitalization, merger, sale of assets or other business combination between Second Bancorp and any person or entity other than Sky Financial, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Second Bancorp under the merger agreement, or that would result in any of the conditions to the obligations of Second Bancorp under the merger agreement not being fulfilled.

On the April 5, 2004 record date, these twenty Second Bancorp shareholders owned approximately 908,265 Second Bancorp common shares, excluding options, representing approximately 9.58% of Second Bancorp’s issued and outstanding common shares.

The voting agreements and obligations of the signatories under the voting agreements terminate contemporaneously with the completion of the merger or the termination of the merger agreement. See “The Second Bancorp Special Meeting of Shareholders—Voting Agreements” on page 22.

Listing of Sky Financial Common Shares (see page 40)

Sky Financial will list the Sky Financial common shares to be issued in the merger on the Nasdaq National Market System under the trading symbol “SKYF.”

Comparison of Certain Rights of Shareholders (see pages 52-59)

The rights of holders of Sky Financial common shares are currently governed by Ohio law and Sky Financial’s articles of incorporation and code of regulations. The rights of holders of Second Bancorp common shares also are governed by Ohio law and by Second Bancorp’s articles of incorporation and code of regulations. When the merger is completed, holders of Second Bancorp common shares will become holders of Sky Financial common shares.

See pages 52 through 59 to learn more about the similarities and material differences between the rights of holders of Sky Financial common shares and the rights of holders of Second Bancorp common shares.

The Companies

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

Sky Financial is a diversified financial services holding company headquartered in Bowling Green, Ohio. Sky Financial’s commercial banking affiliate is Sky Bank, which maintains its principal place of business in Salineville, Ohio.

At December 31, 2003, Sky Financial had total consolidated assets of approximately $12.9 billion and total shareholders’ equity of approximately $998.6 million. For the year ended December 31, 2003, Sky Financial’s return on average total assets was 1.29% and its return on average common shareholders’ equity was 17.23%.

On February 24, 2004, Sky Financial agreed to sell all of the issued and outstanding common shares of Sky Financial Solutions, Inc., a wholly-owned subsidiary of Sky Financial, to MBNA America (DELAWARE), N.A. This transaction closed on March 31, 2004.

Sky Financial common shares are traded on the Nasdaq National Market System under the trading symbol “SKYF.”

Second Bancorp Incorporated

108 Main Avenue SW

Warren, Ohio 44482

(330) 841-0123

Second Bancorp is a one-bank holding company headquartered in Warren, Ohio. Second Bancorp’s commercial banking affiliate is The Second National Bank of Warren, which maintains its principal place of business in Warren, Ohio.

At December 31, 2003, Second Bancorp had total consolidated assets of approximately $2.1 billion and total shareholders’ equity of approximately $137 million. For the year ended December 31, 2003, Second Bancorp’s return on average assets was 1.18% and its return on average equity was 17.06%.

Second Bancorp common shares are traded on the Nasdaq National Market System under the trading symbol “SECD.”

Our Reasons for the Merger

The Second Bancorp Board believes the merger of Sky Financial and Second Bancorp is in the best interests of Second Bancorp and its shareholders because the merger consideration reflects a significant premium over the prices at which Second Bancorp’s common shares traded in the period immediately preceding the announcement of the merger, because, based upon the recent dividend payout history of Sky Financial as compared to that of Second Bancorp, Second Bancorp shareholders will receive an enhanced dividend yield on their investment if Sky Financial declares dividends at comparable rates in the future and because Second Bancorp shareholders will gain added liquidity by acquiring Sky Financial common shares in the merger. The Second Bancorp Board also expects the merger to have a positive impact on Second Bancorp’s business, employees, customers and communities. Sky Financial believes the merger will benefit its shareholders because the merger will enhance Sky Financial’s capabilities to provide banking and financial services to its customers, strengthen the competitive position of the combined organization, generate cost savings and will enhance other opportunities for Sky Financial. The combined organization will be able to serve its customers through approximately 285 financial centers serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. To review our reasons for the merger in detail, as well as how we came to agree on the merger, see pages 23 through 25.

Recommendation of the Second Bancorp Board

The Second Bancorp Board believes that the merger is in your best interests and recommends that you vote for the proposal to approve and adopt the merger agreement.

Special Meeting

The Second Bancorp Special Meeting of Shareholders (see pages 20-22).

If you are a Second Bancorp shareholder, you are entitled to vote at the special meeting if you owned Second Bancorp common shares as of the close of business on April 5, 2004. As of April 5, 2004, a total of 9,479,141 votes were eligible to be cast at the Second Bancorp special meeting. At the special meeting, the shareholders will consider and vote upon a proposal to approve and adopt the merger agreement. The special meeting will be held at 2:00 p.m., local time, on May 18, 2004, in Room 117 of the Technology Building, Kent State University—Trumbull Campus, 4314 Mahoning Avenue, Warren, Ohio.

The affirmative vote of the holders of a majority of the issued and outstanding Second Bancorp common shares entitled to vote at the special meeting is required to approve and adopt the merger agreement. The holders of approximately 9.58% of Second Bancorp’s outstanding common shares as of April 5, 2004, have previously agreed with Sky Financial to vote their respective shares in favor of the merger and the approval of the merger agreement. See “The Special Meeting of Shareholders—Voting Agreements” on page 22.

Comparative Market Value Data

Sky Financial common shares began trading on the Nasdaq National Market System under the trading symbol “CICS” as of June 1, 1993, when Sky Financial was known as Citizens Bancshares, Inc. On October 2, 1998, in connection with the merger of Citizens Bancshares, Inc. and Mid Am, Inc. and pursuant to a name change from Citizens Bancshares, Inc. to Sky Financial Group, Inc., the Nasdaq National Market System trading symbol for Sky Financial common shares was changed to “SKYF.”

Second Bancorp common shares began trading on the Nasdaq National Market System under the trading symbol “SECD” on June 5, 1990.

The information presented in the following table reflects the last reported sale prices for Sky Financial and Second Bancorp on January 8, 2004, the last trading day preceding our public announcement of the merger and on April 5, 2004, the last practicable trading day for which information was available prior to the date of this document. No assurance can be given as to what the market price of Sky Financial common shares will be if and when the merger is consummated. We have calculated the equivalent per share basis by multiplying the last reported sale price of Sky Financial common shares on the dates indicated by the exchange ratio of 1.26.

Sky Financial Group, Inc. and Second Bancorp Incorporated

Comparative Market Value

	Sky Financial	Second Bancorp	Second Bancorp Equivalent Per Share Basis
January 8, 2004	$26.23	$27.66	$33.05
April 5, 2004	$25.72	$32.46	$32.41

Comparison of Certain Unaudited Per Share Data

The following table presents historical per share data and pro forma combined per share data of Sky Financial and Second Bancorp. The equivalent pro forma information was obtained by multiplying the related pro forma combined amounts for Sky Financial by the share exchange rate of 1.26. You should read this information together with our historical and pro forma financial statements incorporated by reference or included in this document. The comparative per share data does not include any expenses that we expect to incur in connection with completing the merger and integrating the operations of Sky Financial and Second Bancorp. While the pro forma information is helpful in showing the financial characteristics of Sky Financial after Sky Financial’s and Second Bancorp’s merger under one set of assumptions, it does not attempt to predict or suggest future results.

The information in the following table is based on the historical financial information that Sky Financial and Second Bancorp have presented in the reports and other information that Sky Financial and Second Bancorp have filed with the Securities and Exchange Commission. Sky Financial and Second Bancorp have incorporated this material into this document by reference. See “Incorporation by Reference” on page 17 and “Where You Can Find More Information” on pages 18-19.

Sky Financial Group, Inc.

Second Bancorp Incorporated

Historical and Pro Forma Comparative Per Share Data

(Unaudited)

Year ended December 31, 2003
Net Income Per Common Share:
Historical
Sky Financial
Basic	$1.75
Diluted	1.73
Second Bancorp
Basic	2.43
Diluted	2.41
Pro forma combined Sky Financial and Second Bancorp
Basic	1.80
Diluted	1.79
Pro forma equivalent amount of Second Bancorp (A)
Basic	2.27
Diluted	2.26
Dividends Per Common Share:
Historical
Sky Financial	.81
Second Bancorp	.76
Pro forma equivalent amount of Second Bancorp (A) (B)	.81
Book Value Per Common Share at Period End:
Historical
Sky Financial	10.80
Second Bancorp	14.47
Pro forma combined Sky Financial and Second Bancorp	12.49
Pro forma equivalent amount of Second Bancorp (A)	15.74

(A)	The equivalent pro forma per share data for Second Bancorp is computed by multiplying pro forma combined Sky Financial and Second Bancorp information by 1.26, the share exchange rate.
(B)	The equivalent pro forma cash dividends per common share represent the historical cash dividends per common share declared by Sky Financial and assume no change will occur.

Selected Financial Data of Sky Financial (Historical)

The following table sets forth selected consolidated historical financial data of Sky Financial and has been derived from its consolidated financial statements. The information is only a summary, and you should read it together with Sky Financial consolidated historical financial statements and related notes contained in the annual reports and other information that Sky Financial has filed with the Securities and Exchange Commission. See “Incorporation by Reference” on page 17 and “Where You Can Find More Information” on pages 18-19.

	2003	2002	2001	2000	1999
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$662,935	$625,906	$642,376	$626,015	$573,595
Interest expense	242,732	264,221	316,779	322,219	269,950

Net interest income	420,203	361,685	325,597	303,796	303,645
Provision for credit losses	42,712	43,577	34,635	22,250	20,712

Net interest income after provision for credit losses	377,491	318,108	290,962	281,546	282,933
Non-interest income	181,350	149,881	126,240	121,958	124,342
Non-interest expense	323,769	276,814	237,220	235,407	302,497

Income before income taxes	235,072	191,175	179,982	168,097	104,778
Income taxes	78,455	63,368	59,319	53,724	33,596

Net income	$156,617	$127,807	$120,663	$114,373	$71,182

Per Share Data (A):
Basic net income	$1.75	$1.53	$1.46	$1.35	$0.83
Diluted net income	1.73	1.52	1.45	1.35	0.82
Cash dividends declared	0.81	0.77	0.74	0.72	0.70
Book value at period end	10.80	9.54	7.92	7.31	6.61
Weighted average shares Outstanding–Basic	89,630	83,439	82,449	84,604	85,938
Weighted average shares Outstanding–Diluted	90,404	84,096	83,028	84,967	86,774
Balance Sheet Data (period end):
Total assets	$12,896,494	$11,013,943	$9,220,228	$8,386,802	$8,063,756
Securities available for sale	2,511,369	2,247,181	1,996,843	1,846,517	1,868,839
Securities held to maturity	—	—	—	—	—
Loans held for sale	21,091	69,333	85,474	13,984	9,006
Loans, net of unearned income	9,385,028	7,885,521	6,473,989	5,916,098	5,477,494
Allowance for credit losses	144,749	121,372	103,523	93,261	86,750
Deposits	8,514,852	7,615,420	6,542,177	5,891,932	5,758,691
Debt and FHLB advances	2,226,752	1,600,750	1,204,145	1,042,044	964,557
Total shareholders’ equity	998,576	832,433	648,444	609,690	566,331
Significant Financial Ratios:
Return on average assets	1.29%	1.29%	1.39%	1.41%	0.91%
Return on average shareholders’ equity	17.23	17.67	19.11	19.78	11.60
Dividend payout ratio	46.07	50.43	50.61	53.66	78.98
Net interest margin, fully-taxable equivalent	3.74	3.93	4.04	4.12	4.28
Average loans to average deposits	103.91	99.38	100.71	98.06	90.58
Average equity to average assets	7.49	7.31	7.28	7.15	7.83
Allowance for credit losses to period-end loans	1.54	1.54	1.60	1.58	1.58
Allowance for credit losses to total non-performing loans	175.29	173.25	303.55	434.58	445.10
Non-performing loans to period-end loans	0.88	0.89	0.53	0.36	0.36
Net charge-offs to average loans	0.42	0.47	0.39	0.28	0.28

(A)	Per share data has been restated to reflect the ten percent stock dividends declared and paid in 2000 and 1999 and acquisitions accounted for as poolings-of-interest.

Selected Financial Data of Second Bancorp (Historical)

The following table sets forth selected consolidated historical data of Second Bancorp and has been derived from its consolidated financial statements. The information is only a summary, and you should read it together with Second Bancorp consolidated historical financial statements and related notes contained in the annual reports and other information that Second Bancorp has filed with the Securities and Exchange Commission. See “Incorporation by Reference” on page 17 and “Where You Can Find More Information” on pages 18-19.

	2003	2002	2001	2000	1999
	(In thousands, except per share and ratio data)
Income Statement Data:
Interest income	$102,562	$107,272	$112,557	$116,298	$104,582
Interest expense	46,691	50,812	62,367	66,921	55,310

Net interest income	55,871	56,460	50,190	49,377	49,272
Provision for credit losses	7,610	6,159	4,718	7,129	3,195

Net interest income after provision for credit losses	48,261	50,301	45,472	42,248	46,077
Non-interest income	38,567	23,425	19,528	8,275	14,792
Non-interest expense	54,763	49,496	41,939	44,213	39,330

Income from continuing operations, before income taxes	32,065	24,230	23,061	6,310	21,539
Income taxes	8,910	6,230	5,880	176	5,361

Net income before cumulative effect of accounting change	23,155	18,000	17,181	6,134	16,178
Cumulative effect of accounting changes, net of tax– SFAS No. 133	—	—	(101)	—	—

Net income	$23,155	$18,000	$17,080	$6,134	$16,178

Per Share Data:
Basic-before cumulative effect of accounting change	$2.43	$1.82	$1.72	$0.60	$1.52
Dilutive-before cumulative effect of accounting change	2.41	1.79	1.70	0.60	1.51
Basic net income	2.43	1.82	1.71	0.60	1.52
Diluted net income	2.41	1.79	1.69	0.60	1.51
Cash dividends declared	0.76	0.72	0.68	0.64	0.56
Book value at period end	14.47	13.97	12.90	11.65	11.12
Weighted averages shares outstanding–Basic	9,512,324	9,905,832	10,013,068	10,247,025	10,635,852
Weighted averages shares outstanding–Diluted	9,623,388	10,040,001	10,080,005	10,271,548	10,698,717
Balance Sheet Data (period end):
Total assets	$2,116,761	$1,894,775	$1,680,356	$1,546,290	$1,537,278
Securities available for sale	1,330,946	1,150,196	1,105,197	1,054,872	1,060,493
Securities held to maturity	—	—	—	—	—
Loans, net of unearned income(A)	1,349,820	1,167,791	1,121,892	1,070,089	1,071,662
Allowance for credit losses	18,874	17,595	16,695	15,217	11,169
Deposits	1,215,342	1,195,112	1,123,131	1,036,135	1,097,589
Debt and FHLB advances	749,648	515,503	388,284	384,791	316,547
Trust preferred securities	—	30,495	30,442	—	—
Total shareholders’ equity	137,016	136,334	128,299	117,197	116,347
Significant Ratios:
Return on average assets	1.18%	1.03%	1.09%	0.39%	1.08%
Return on average shareholders’ equity	17.06	13.42	13.93	5.35	13.33
Dividend payout ratio	31.09	39.53	39.80	106.26	36.68
Net interest margin, fully-taxable equivalent	3.14	3.56	3.49	3.46	3.68
Average loans to average deposits	106.23	96.76	100.72	101.51	92.10
Average equity to average assets	6.89	7.65	7.82	7.24	8.10
Allowance for credit losses to period-end loans	1.40	1.51	1.49	1.42	1.04
Allowance for credit losses to total non-performing loans	81.00	92.00	158.00	191.00	188.00
Non-performing loans to period-end loans	1.72	1.64	0.94	0.75	0.55
Net charge-offs to average loans	0.51	0.47	0.47	0.28	0.27

(A)	Amounts include loans held for sale of $32, 414, $20,943 and $21,370 at December 31, 2003, 2002 and 2001, respectively.

Risk Factors

In addition to other information in this document or incorporated in this document by reference, you should consider carefully the following factors before making a decision on the merger.

Since the market price of Sky Financial common shares varies, Second Bancorp shareholders cannot be sure of the market value of the Sky Financial common shares they will receive in the merger.

At the time the merger is completed, each Second Bancorp common share will be converted into 1.26 Sky Financial common shares. Except in one limited circumstance, this exchange ratio will not be adjusted in the event of any increase or decrease in the price of the Sky Financial common shares or the Second Bancorp common shares. As a result, the value of the Sky Financial common shares received by Second Bancorp shareholders in the merger will vary with fluctuations in the value of the Sky Financial common shares.

Broad market fluctuations could adversely affect the market price of Sky Financial’s common shares. If the market price of Sky Financial’s common shares decreases, the value of the Sky Financial common shares you would receive in the merger would decrease.

Sky Financial’s dividend may be reduced due to an adverse change in policy or adverse changes in financial condition.

Sky Financial’s historically advantageous dividend policy was a key factor in the approval of the merger by the Second Bancorp Board. Sky Financial’s earnings and financial condition have allowed for periodic sizable dividend distributions to its shareholders. There can be no assurance, however, that Sky Financial’s dividend policy or size of dividend distribution will continue after the merger.

Sky Financial may not be able to achieve the expected integration and cost savings from its ongoing bank acquisition activities.

Sky Financial has a long history of acquiring financial institutions and expects this acquisition activity to continue in the future. Difficulties may arise in the integration of the business and operations of Second Bancorp with Sky Financial and, as a result, Sky Financial may not be able to achieve the cost savings and synergies that it expects will result from the merger. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of Second Bancorp and Sky Financial, and the conversion of Second Bancorp’s core operating systems, data systems and products to those of Sky Financial and the standardization of business practices. Furthermore, Sky Financial is scheduled to convert Second Bancorp’s core operating systems to those of Sky Financial almost immediately following the closing of the merger. A delay in the closing of the merger or difficulties in the conversion of the core operating systems, data systems and products of Second Bancorp to those of Sky Financial may result in the loss of customers, damage to Sky Financial’s reputation within the financial services industry, operational problems, one-time costs currently not anticipated by Sky Financial and/or reduced cost savings resulting from the merger.

Officers and directors of Second Bancorp may have interests in the merger that may create potential conflicts of interest due to severance and other agreements providing for payments to them.

When considering the recommendations of the Second Bancorp Board, you should be aware that eight executive officers of Second Bancorp (one of whom also is a director of Second Bancorp) have severance agreements that provide for severance payments under specific circumstances if they cease to be employed by Sky Financial, as the successor to Second Bancorp, following the merger. In addition, each of the directors and executive officers of Second Bancorp holds options to purchase Second Bancorp common shares that will be cashed out, along with all other outstanding Second Bancorp stock options, at the time of the merger, and three

Second Bancorp executives will receive cash in exchange for Second Bancorp shares issuable under some performance stock award agreements. Further, certain officers and directors of Second Bancorp, or their affiliates, have interests that may be affected by the merger, as borrowers from Second National Bank. These interests may create potential conflicts of interest, and these persons may have conflicts of interest with respect to the merger. Our boards of directors were aware of these possible conflicts of interest of Second Bancorp’s directors and officers when they approved the merger. See “The Merger—Interests of Second Bancorp’s Executive Officers and Directors in the Merger beginning on page 34.”

Sky Financial’s organizational documents may have the effect of discouraging a third party from making an acquisition of Sky Financial by means of a tender offer, proxy contest or otherwise.

The amended and restated articles of incorporation and code of regulations, as amended, of Sky Financial, contain provisions that could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Sky Financial Board. See “Comparison of Certain Rights of Shareholders” beginning on page 52.

Additionally, the Sky Financial Board has declared a dividend of one preferred share purchase right for each Sky Financial common share outstanding pursuant to a shareholder rights plan. This right also will be attached to each Sky Financial common share subsequently issued, including the Sky Financial common shares to be issued to Second Bancorp shareholders in exchange for the Second Bancorp common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common shares on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make it more difficult to effect a merger, tender offer or other similar transaction with Sky Financial. See “Comparison of Certain Rights of Shareholders” beginning on page 52.

Incorporation by Reference

The Securities and Exchange Commission allows Sky Financial and Second Bancorp to “incorporate by reference” information into this document. This means that Sky Financial can disclose important information to you by referring you to other information it has filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

This proxy statement/prospectus incorporates by reference the documents set forth below that Sky Financial and Second Bancorp previously filed with the Securities and Exchange Commission. These documents contain important information about Sky Financial and Second Bancorp. You should read this document together with the information incorporated by reference.

Sky Financial SEC Filings (File No. 0-18209)	Period or Date Filed
Annual Report on Form 10-K	Year ended:	• December 31, 2003
Proxy Statement for 2004 Annual Meeting of Shareholders	Filed on:	• March 4, 2004
Current Reports on Form 8-K	Filed on:	• January 13, 2004 • January 22, 2004 • February 4, 2004 • February 24, 2004
Registration Statement on Form 8-A (description of Sky Financial common shares)	Filed on:	• *January 23, 1990
Registration Statement on Form 8-A (description of Sky Financial preferred share purchase rights)	Filed on:	• *September 17, 1998

*	Filed under the name “Citizens Bancshares, Inc.”

Second Bancorp SEC Filings (File No. 0-15624)	Period or Date Filed
Annual Report on Form 10-K	Year ended:	• December 31, 2003
Current Reports on Form 8-K	Filed on:	• January 9, 2004 • January 16, 2004 • January 22, 2004

Sky Financial and Second Bancorp also are incorporating by reference additional documents that they file with the Securities and Exchange Commission between the initial filing of this document and the date of effectiveness of this document and between the date of this document and the date of the Second Bancorp special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This document incorporates by reference important business and financial information that is not included or delivered with it. You can request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling the appropriate party at the following address or telephone number:

W. Granger Souder, Jr., Esq.	Christopher Stanitz, Esq.
Corporate Secretary	Corporate Secretary
Sky Financial Group, Inc.	Second Bancorp Incorporated
221 South Church Street	108 Main Avenue SW
Bowling Green, Ohio 43402	Warren, Ohio 44482
(419) 327-6300	(330) 841-0123

If you would like to request documents from either Sky Financial or Second Bancorp, please do so by May 11, 2004 to receive the documents before the Second Bancorp special meeting.

Sky Financial has supplied all information contained or incorporated by reference in this document relating to Sky Financial, and Second Bancorp has supplied all information contained or incorporated by reference in this document relating to Second Bancorp.

Unless the context requires otherwise, references to “we”, “us” or “our” refer collectively to Sky Financial and Second Bancorp.

Forward-Looking Statements

We believe this document contains some forward-looking statements with respect to the financial condition, results of operations and business of Sky Financial following the consummation of the merger. These forward-looking statements involve risk and uncertainty. It should be noted that a variety of factors could cause Sky Financial’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

•	competitive pressure in the banking industry increases significantly;

•	the merger may not be consummated because of, among other things, the failure to obtain required shareholder or governmental approvals, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	changes occur in the interest rate environment that reduce margins;

•	changes in legislation occur that adversely impact the banking industry;

•	acts of war or terrorism occur that result in restricted operations, unplanned downtime and other unanticipated adverse results; and

•	general economic conditions, either nationally or in the area in which the combined company will be doing business, are less favorable than expected.

Further information on other factors that could affect the financial results of Sky Financial after the merger is included in the Securities and Exchange Commission filings incorporated by reference in this document.

Where You Can Find More Information

Sky Financial filed a registration statement on Form S-4 to register the Sky Financial common shares to be issued to Second Bancorp shareholders in the merger with the Securities and Exchange Commission. This document is a part of that registration statement and constitutes a prospectus of Sky Financial in addition to being a proxy statement of Second Bancorp for the Second Bancorp special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information. As allowed by Securities and Exchange Commission rules, this document does not contain all the information contained in the registration statement or in the annexes, exhibits and schedules to the registration statement.

Both Sky Financial and Second Bancorp are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission’s Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its Regional Office located at Citicorp Center, 500 West Michigan Street, Suite 1400, Chicago, Illinois 60661-2511. At no charge to you, you may request copies of Second

Bancorp’s publicly filed documents by contacting Christopher Stanitz, Esq., Corporate Secretary, Second Bancorp Incorporated, 108 Main Avenue SW, Warren, Ohio 44481, telephone (330) 841-0234 and/or Sky Financial’s publicly filed documents by contacting W. Granger Souder, Jr., Esq., Corporate Secretary, Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, telephone (419) 327-6300.

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings also are available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, our filings can be inspected at Nasdaq Stock Market, 1735 K Street, Washington, DC 20006. You may also access Sky Financial’s filings on its web site, www.skyfi.com, and you may access Second Bancorp’s filings on its website, www.secondbancorp.com.

You should rely only on the information contained or incorporated by reference in this document to decide how to vote on the merger. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this document or to ask for proxies, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

The Second Bancorp Special Meeting of Shareholders

Purpose of the Second Bancorp Special Meeting

We are providing this document to Second Bancorp shareholders as part of the Second Bancorp Board’s solicitation of proxies for the special meeting of Second Bancorp shareholders to be held at 2:00 p.m., local time, on May 18, 2004, in Room 117 of the Technology Building, Kent State University—Trumbull Campus, 4314 Mahoning Avenue, Warren, Ohio, including any adjournment or rescheduling of that special meeting. This document and the accompanying proxy card are first being mailed to Second Bancorp shareholders on or about April 13, 2004. At the Second Bancorp special meeting, Second Bancorp shareholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and to approve the related transactions. The Second Bancorp Board is unaware of any other business to be transacted at the Second Bancorp special meeting. The Second Bancorp Board is soliciting the enclosed proxy.

In addition, Sky Financial is sending this document to Second Bancorp shareholders as a prospectus in connection with the issuance of Sky Financial common shares in exchange for Second Bancorp common shares in the merger.

The Second Bancorp Board has approved the merger agreement and the related transactions and recommends a vote for approval and adoption of the merger agreement.

Record Date; Voting Rights; Proxies

The Second Bancorp Board has fixed the close of business on April 5, 2004 as the record date for determining Second Bancorp shareholders entitled to notice of and to vote at the Second Bancorp special meeting. Only holders of Second Bancorp common shares who are holders at the close of business on the record date will be entitled to notice of and to vote at the Second Bancorp special meeting.

As of April 5, 2004, there were 9,479,141 Second Bancorp common shares issued and outstanding, each of which entitles the holder thereof to one vote. Second Bancorp shareholders may vote either in person or by proxy. Second Bancorp common shares held in the treasury of Second Bancorp or by any of its subsidiaries either do not have voting rights or such shares cannot be voted.

All Second Bancorp common shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If your shares are represented by more than one properly executed proxy, then:

•	the vote cast by the majority of the proxies that attend the special meeting, or if only one proxy attends the special meeting then that one, may exercise all the voting authority at the meeting; and if one or more attend the special meeting and a majority do not agree on any particular issue, each proxy so attending will be entitled to exercise that authority with respect to an equal number of shares; and

•	with respect to exercising any other authority, a majority of the proxies may act for all proxies.

If your proxy card is signed and returned but does not show how you want to vote, your Second Bancorp common shares will be voted for approval and adoption of the merger agreement.

If you give the proxy we are soliciting, you may revoke it at any time before it is exercised by giving written notice to the Corporate Secretary of Second Bancorp, by signing and returning a later-dated proxy or by voting in person at the Second Bancorp special meeting. You should note that just attending the Second Bancorp special meeting without voting in person will not revoke an otherwise valid proxy.

Inspectors of election appointed for the meeting will tabulate votes cast in person or by proxy at the Second Bancorp special meeting and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to some shares to vote on a particular matter, those shares will be considered as present for purposes of determining whether a quorum exists but not entitled to vote with respect to that matter.

Solicitation of Proxies

Second Bancorp will bear its own cost of solicitation of proxies, except that Second Bancorp and Sky Financial have agreed to share equally all printing and mailing expenses in connection with this document. In addition to solicitation by mail, directors, officers and employees of Second Bancorp may solicit proxies personally or by telephone, facsimile transmission or otherwise. These directors, officers and employees will not be compensated additionally for their solicitation efforts but may be reimbursed for out-of-pocket expenses incurred in connection with these efforts. Second Bancorp will reimburse brokerage houses, fiduciaries, nominees and others for their reasonable out-of-pocket expenses incurred in forwarding proxy materials to beneficial owners of shares held in their names. In addition, Second Bancorp has engaged Georgeson Shareholder Services to act as its proxy solicitor and has agreed to pay it approximately $7,500, plus expenses, for its services.

Second Bancorp shareholders should not send certificates representing Second Bancorp common shares with their proxy cards. See “The Merger Agreement—Surrender of Certificates” on page 42 for information on how to surrender your stock certificates.

Quorum

To have a quorum at the Second Bancorp special meeting, we must have the holders of a majority of the Second Bancorp common shares outstanding on the record date entitled to vote present either in person or by properly executed proxy. Second Bancorp common shares that are marked “abstain” will be counted as shares present for the purposes of determining the presence of a quorum.

Required Vote

Under Ohio law and Second Bancorp’s articles of incorporation and code of regulations, shareholder approval and adoption of the merger agreement requires the affirmative vote of a majority of the issued and outstanding Second Bancorp common shares entitled to vote at the Second Bancorp special meeting. For any such vote to be valid, a quorum must be present at the Second Bancorp special meeting. If fewer Second Bancorp common shares are present in person or by proxy than necessary to constitute a quorum, we expect to adjourn or postpone the Second Bancorp special meeting to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Second Bancorp special meeting, all proxies obtained before the adjournment or postponement will be voted in the same manner the proxies would have been voted at the original convening of the Second Bancorp special meeting, except for any proxies that have been effectively revoked or withdrawn, even if they were effectively voted on the same or any other matter at a previous meeting.

As of April 5, 2004, directors and executive officers of Second Bancorp and their respective affiliates beneficially owned an aggregate of 9,479,141 Second Bancorp common shares, excluding stock options, amounting to 9.58% of the issued and outstanding Second Bancorp common shares as of the record date. On January 8, 2004, twenty Second Bancorp shareholders executed voting agreements with Sky Financial to vote their shares in favor of the merger. A form of the voting agreement is attached to this document as Annex C, and a schedule, listing all of such shareholders and the number of shares they owned on January 8, 2004, is attached to this document as Annex D. Under the terms of these voting agreements, the shareholders agreed to vote all of their Second Bancorp common shares in favor of the merger and the approval of the merger agreement. On the date these Second Bancorp shareholders executed the voting agreements, they beneficially owned, in the aggregate, 901,478 Second Bancorp common shares, excluding stock options, representing approximately 9.5% of Second Bancorp’s issued and outstanding common shares as of January 8, 2004. On the April 5, 2004 record date, these Second Bancorp shareholders owned 9,479,141 Second Bancorp common shares, excluding stock options, representing approximately 9.58% of Second Bancorp’s issued and outstanding common shares.

A properly executed proxy marked “abstain” will not be voted on the approval and adoption of the merger agreement but will count toward determining whether a quorum is present. Brokers who hold Second Bancorp common shares in “street name” for the beneficial owners of such shares cannot vote these shares on the approval and adoption of the merger agreement without specific instructions from the beneficial owners. Because the approval and adoption of the merger agreement requires the affirmative vote of a majority of the issued and outstanding common shares of Second Bancorp, an abstention or, if your shares are held in “street name,” your failure to instruct your broker how to vote, will have the same effect as a vote “against” the approval and adoption of the merger agreement.

The matters to be considered at the Second Bancorp special meeting are of great importance to the shareholders of Second Bancorp. Therefore, we urge you to read and consider carefully the information in this document. We also urge you to complete, date, sign and promptly return the enclosed proxy card using the enclosed postage-paid envelope.

Voting Agreements

To induce Sky Financial to enter into the merger agreement and to assist in obtaining the approval of Second Bancorp’s shareholders required in connection with the merger, on January 8, 2004, Sky Financial entered into voting agreements with 20 Second Bancorp shareholders. A form of the voting agreement is attached to this document as Annex C, and a schedule, listing all of such shareholders and the number of shares they owned on January 8, 2004, is attached to this document as Annex D.

We encourage you to read the form of the voting agreement and to review the schedule of Second Bancorp shareholders who executed voting agreements with Sky Financial. The summary of the voting agreements below is not complete and is qualified in its entirety by reference to the voting agreement attached as Annex C to and incorporated by reference in this document.

Pursuant to the terms of the voting agreements, these shareholders have agreed to vote all of their Second Bancorp common shares:

•	in favor of the merger and the merger agreement, and

•	against any proposal for any recapitalization, merger, sale of assets or other business combination between Second Bancorp and any person or entity other than Sky Financial, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Second Bancorp under the merger agreement or that would result in any of the conditions to the obligations of Second Bancorp under the merger agreement not being fulfilled.

The voting agreements and obligations of each of these shareholders under the voting agreements terminate contemporaneously with the completion of the merger or the termination of the merger agreement.

On the date that these twenty Second Bancorp shareholders executed the voting agreements, they owned, in the aggregate, 901,478 Second Bancorp common shares, excluding options, which represented approximately 9.5% of the issued and outstanding Second Bancorp common shares as of January 8, 2004. These shareholders, collectively, owned 9.58% of the issued and outstanding Second Bancorp common shares as of the April 5, 2004 record date.

The Merger

The following summary of the material terms of the merger is not complete and is qualified in its entirety by reference to the merger agreement that is set forth in Annex A, attached to and incorporated by reference in this document. We urge all shareholders to read the merger agreement in its entirety.

Background of the Merger; Second Bancorp’s Reasons for the Merger

Second Bancorp has regularly, and in the normal course of the conduct of its business, reviewed and considered alternative operating structures and the respective impacts these alternative operating structures may have on the interests of Second Bancorp’s shareholders, customers, employees, contractors, suppliers and the communities in which it conducts its business.

During September and October 2003 and as part of that ongoing review, Second Bancorp’s senior executive officers, namely its Chairman, President and Chief Executive Officer, R. L. (Rick) Blossom, its Chief Financial Officer and Treasurer, David L. Kellerman, and its Executive Vice President, General Counsel and Secretary, Christopher Stanitz, refined internal analyses of Second Bancorp’s business plans and strategies and the impact that in-market and broader economic trends were anticipated to have on Second Bancorp’s business operations. The perceived impact of those trends on Second Bancorp’s projected earnings and stock price suggested to the senior executives that an in-depth assessment of Second Bancorp’s operating alternatives should be undertaken by Second Bancorp and the Second Bancorp Board.

On October 16, 2003, the Second Bancorp Board met to conduct regularly scheduled business. At that meeting, the senior executives detailed their view of the short-to-medium term business prospects of Second Bancorp. They concluded their remarks with a recommendation that an investment bank be retained by Second Bancorp to provide a third-party analysis of Second Bancorp’s strategic position and alternatives available to Second Bancorp. The Second Bancorp Board unanimously supported the recommendation and, after lengthy discussions on the matter, unanimously determined to retain Sandler O’Neill and Partners, L.P., if available, to provide that analysis.

That afternoon, Mr. Blossom contacted Sandler O’Neill Principal and Co-Head of Investment Banking, William F. Hickey, to confirm his firm’s availability to perform the analysis requested by the Second Bancorp Board. Mr. Hickey indicated that Sandler O’Neill would begin its analysis immediately and expected to be prepared to report back the result of their efforts within several weeks.

On November 6, 2003, a special meeting of the Second Bancorp Board was convened for the purpose of receiving Sandler O’Neill’s report on Second Bancorp’s strategic positioning and available operating alternatives. At that meeting, Mr. Hickey, on behalf of Sandler O’Neill, conducted a lengthy and detailed discussion of Second Bancorp’s strategic position and alternatives available to the Second Bancorp Board. The discussion included an assessment of the overall condition of Second Bancorp, a comparison of Second Bancorp with its market and high performing peers, presentation of Second Bancorp’s projected earnings and cash flow models which were based on management projections, and an overview of the current merger and acquisition environment from both a buyer’s and seller’s perspective. Mr. Hickey also presented a detailed review of potential acquisition and merger-of-equals partners in or near Second Bancorp’s markets. At the conclusion of the meeting, the Second Bancorp Board unanimously instructed Sandler O’Neill to prepare offering material and solicit indications of interest in acquiring Second Bancorp from parties identified by Second Bancorp Management and Sandler O’Neill.

During the second and third weeks of November, Sandler O’Neill and the senior executives compiled information necessary to prepare a confidential offering memorandum for distribution to potential acquirors. During the same period, Mr. Hickey contacted, on an undisclosed basis, financial institutions that might be logical acquirors of Second Bancorp to gauge the level of interest of these financial institutions in pursuing a transaction with Second Bancorp. Second Bancorp entered into confidentiality agreements with 10 of those institutions and delivered to each of them a confidential offering memorandum. Second Bancorp fixed December 19, 2003, as the deadline for submission of written non-binding “indications of interest” in acquiring Second Bancorp.

During the second and third weeks of December, the senior executives met with their counterparts at three of the interested parties, including Sky Financial, to discuss the potential combination of their companies.

On December 22, 2003, a special meeting of the Second Bancorp Board was convened for the sole purpose of considering the indications of interest received from potential acquirors. Counsel for Second Bancorp reviewed with the Second Bancorp Board the legal standards applicable to its decisions and actions with respect to a possible transaction. At that meeting, Mr. Hickey, on behalf of Sandler O’Neill, presented an overview of the general acquisitions market and an in-depth comparison of the indications of interest received by Second Bancorp. Sandler O’Neill’s analysis focused, among other things, on: the comparability of the competing bids; each bidder’s historic and anticipated financial performance; the market logic and synergies of the proposed transactions; the relative value, liquidity and performance outlook of each bidder’s stock; and each bidder’s perceived ability to close the proposed transactions on a timely basis at or near the bid level indicated in the respective indications of interest. At the conclusion of the meeting, based upon a consideration of those factors that were the focus of Mr. Hickey’s presentation, the Second Bancorp Board unanimously elected to pursue the Sky Financial indication of interest and, to the extent possible, preserve alternative opportunities in the event the proposed Sky Financial transaction could not be closed on a basis satisfactory to the Second Bancorp Board. The Second Bancorp Board instructed management and Sandler O’Neill to facilitate direct and reverse due diligence, negotiate the terms of definitive transaction documents with Sky Financial and report back to the Second Bancorp Board the formal terms of a transaction for its consideration and approval.

During December 27-29, 2003, Sky Financial conducted an extensive on-site due diligence examination of Second Bancorp to confirm information contained in the confidential offering memorandum and to provide Sky Financial with information to enable it to assess the condition of Second Bancorp and its subsidiaries.

During December 29-30, 2003, representatives of Second Bancorp, Sandler O’Neill and counsel for Second Bancorp conducted due diligence at Sky Financial’s headquarters in Bowling Green, Ohio.

On January 2, 2004, Sky Financial delivered its final indication of interest reflecting the results of its due diligence examination to Sandler O’Neill. The final indication of interest reflected the terms of the acquisition as contained in the merger agreement incorporated into and attached as Annex A to this document.

Recommendation of the Second Bancorp Board

On January 8, 2004, a special meeting of the Second Bancorp Board was convened for the sole purpose of considering and acting on the definitive transaction documents relating to the stock-for-stock acquisition of all outstanding Second Bancorp common shares by Sky Financial. Mr. Hickey presented the Second Bancorp Board with the oral opinion of Sandler O’Neill, which subsequently was confirmed in writing, that the exchange ratio of 1.26 Sky Financial common shares to be received by the Second Bancorp shareholders for each Second Bancorp common share owned under the proposed transaction was fair, from a financial point of view, to the Second Bancorp shareholders. After a detailed consideration of the terms and conditions of the transaction as reflected in the proposed merger agreement, the Second Bancorp Board unanimously approved the transaction and the merger agreement and recommended that Second Bancorp shareholders vote for the merger with Sky Financial. The Second Bancorp Board believes that the terms of the merger agreement are fair and in the best interests of Second Bancorp and its shareholders. The terms of the merger agreement were reached on the basis of arm’s length negotiations between Second Bancorp and Sky Financial.

In reaching its determination to approve the merger, the Second Bancorp Board consulted with Second Bancorp management, its legal advisors regarding the legal terms of the merger agreement, and its financial advisor regarding the financial terms and fairness, from a financial point of view, of the merger, and considered the following factors, that together constitute material factors considered by the Second Bancorp Board in approving the merger agreement:

•	Second Bancorp’s business, operations, projected earnings, anticipated challenges in implementing its strategy of supporting core earnings growth with accretive bank and non-bank acquisitions and Second Bancorp’s ability as an independent financial institution to achieve its stated financial goal of “high performing” status in the near-to-medium term;

•	the current and prospective economic interest rate, regulatory and bank consolidation environment;

•	presentations by Second Bancorp’s management, Sandler O’Neill and special counsel, Vorys, Sater, Seymour and Pease LLP, as to the due diligence review of the business, operations, regulatory, asset quality, earnings and financial condition of Sky Financial;

•	the benefits of the merger to Second Bancorp’s shareholders, including the acquisition premium to be received by them, which was viewed by the Second Bancorp Board as of the date of the public announcement of the merger compared to the stock’s trading range during recent periods prior thereto, enhanced pro forma earnings, an enhanced dividend yield that considered the recent dividend payment histories of both companies, and increased stock liquidity;

•	the benefit and convenience to Second Bancorp’s customers resulting from Sky Financial’s enhanced array of products and services and the significantly greater number of retail banking outlets spread over a much broader geographic area that would become available to them for the conduct of their banking business; and

•	the terms of the merger agreement, including its termination provisions, particularly with respect to the ability to terminate if Sky Financial’s stock price falls below certain specified parameters and the nature of the merger as a tax-free reorganization for federal income tax purposes.

The foregoing discussion of the information and factors is not intended to be exhaustive but includes all material factors considered by the Second Bancorp Board. The Second Bancorp Board considered a number of factors that, taken in totality, led to the determination by the Second Bancorp Board that the merger is in the best interests of Second Bancorp and its shareholders, customers and communities served. In reaching its determinations to approve and recommend the merger agreement, the Second Bancorp Board did not assign relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After considerable discussion, considering, among other things, the matters discussed above and the opinion of Sandler O’Neill described below, the Second Bancorp Board unanimously voted to approve the merger with Sky Financial.

Accordingly, the Second Bancorp Board unanimously recommends that the merger agreement be adopted and approved by all shareholders of Second Bancorp.

Fairness Opinion of Sandler O’Neill & Partners, L.P.

By letter dated as of October 30, 2003, Second Bancorp retained Sandler O’Neill to act as its financial advisor in connection with strategic planning and merger and acquisition analyses and any possible business combination with another financial institution arising therefrom. Sandler O’Neill is a nationally-recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Second Bancorp in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the January 8, 2004 meeting at which Second Bancorp’s Board considered and approved the merger agreement, Sandler O’Neill delivered to the Second Bancorp Board its oral opinion, which it also has confirmed in writing, that, as of such date, the exchange ratio of 1.26 Sky Financial common shares for each Second Bancorp common share owned was fair to Second Bancorp’s shareholders from a financial point of view. Sandler O’Neill has confirmed its January 8th opinion by delivering to the Second Bancorp Board a written opinion that bears the same date as this document. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Annex B to this document. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion attached as Annex B to this document and is incorporated into this document by reference. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Second Bancorp Board and is directed only to the fairness from a financial point of view of the exchange ratio of 1.26 Sky Financial common shares to be received by Second Bancorp shareholders for each Second Bancorp common share owned. It does not address the underlying business decision of Second Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Second Bancorp shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its January 8, 2004 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement and some of the schedules thereto;

•	specific publicly-available financial statements and other historical financial information of Second Bancorp that Sandler O’Neill deemed relevant;

•	specific publicly-available financial statements and other historical financial information of Sky Financial that Sandler O’Neill deemed relevant;

•	internal financial projections for Second Bancorp for the year ending December 31, 2004, prepared by and reviewed with management of Second Bancorp, and the views of certain members of senior management of Second Bancorp, based on discussions with them, regarding Second Bancorp’s business, financial condition, results of operations and prospects;

•	internal financial projections for Sky Financial for the year ending December 31, 2004, prepared by and reviewed with management of Sky Financial, and the views of certain members of senior management of Sky Financial, based on limited discussions with them, regarding Sky Financial’s business, financial condition, results of operations and prospects;

•	the pro forma financial impact of the merger on Sky Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of Second Bancorp and Sky Financial;

•	the publicly-reported historical price and trading activity for Second Bancorp’s and Sky Financial’s common shares, including a comparison of certain financial and stock market information for Second Bancorp and Sky Financial with similar publicly-available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Second Bancorp and Sky Financial that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and it did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Second Bancorp or Sky Financial or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals.

Sandler O’Neill is not an expert in the evaluation of allowances for loan losses, and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Second Bancorp or Sky Financial, nor did it review any individual credit files relating to Second Bancorp or Sky Financial. With Second Bancorp’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Second Bancorp and Sky Financial were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of Second Bancorp or Sky Financial.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as these conditions existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement were not waived. Sandler O’Neill also assumed, with Second Bancorp’s consent, that there had been no material change in Second Bancorp’s and Sky Financial’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Second Bancorp and Sky Financial would remain as going concerns for all periods relevant to its analyses, and that the merger would not be taxable to Second Bancorp for Federal income tax purposes. Finally, with Second Bancorp’s consent, Sandler O’Neill relied upon the advice that Second Bancorp received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the transactions contemplated by the merger agreement.

In rendering its January 8, 2004, opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.

Further, no company included in Sandler O’Neill’s comparative analyses described below is identical to Second Bancorp or Sky Financial, and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Second Bancorp or Sky Financial and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill for Second Bancorp and Sky Financial in its analyses were based upon internal financial projections for Second Bancorp and Sky Financial and were prepared and furnished by their respective managements. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, Second Bancorp’s and Sky Financial’s managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Second Bancorp and Sky Financial, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which the projections were based. The financial projections for Second Bancorp and Sky Financial were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Second Bancorp, Sky Financial and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Second Bancorp Board at the January 8th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Second Bancorp’s common shares or Sky Financial’s common shares or the prices at which Second Bancorp’s or Sky Financial’s common shares may be sold at any time.

Summary of Proposal.    Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Sky Financial’s common shares on January 7, 2004 ($25.99), Sandler O’Neill calculated an implied transaction value of $32.75 per share. Based upon Second Bancorp’s September 30, 2003 financial information, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value / LTM core earnings per share	17.9x
Transaction value / 2004 Management EPS estimate	17.0x
Transaction value / Stated book value per share	228.4%
Transaction value / Tangible book value per share	268.0%
Tangible book premium / Core deposits	19.39%

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $310 million, based upon 9,471,371 Second Bancorp common shares outstanding. Sandler O’Neill noted that the transaction value represented a 20.08% premium over the January 7, 2004 closing price of Second Bancorp’s common shares.

Stock Trading History.    Sandler O’Neill reviewed the history of the reported trading prices and volume of Second Bancorp’s common shares and Sky Financial’s common shares and the relationship between the movements in the prices of Second Bancorp’s common shares and Sky Financial’s common shares, respectively, to movements in specific stock indices, including the Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, the Nasdaq Bank Index and the median performance of a composite peer group of publicly-traded commercial banks for Second Bancorp and Sky Financial selected by Sandler O’Neill. During the one-year period ended January 7, 2004, Second Bancorp’s common shares under-performed all indices to which it was compared. During that same period, Sky Financial’s common shares out-performed the Standard & Poor’s 500 Index, the Standard & Poor’s Bank Index, and its Nationwide Group, but underperformed the Nasdaq Bank Index.

Second Bancorp’s and Sky Financial’s One-Year Stock Performance

	Beginning Index Value January 6, 2003	Ending Index Value January 7, 2004
Second Bancorp	100.00%	104.04%
Regional Group(1)	100.00	131.94
Nasdaq Bank Index	100.00	125.94
S&P Bank Index	100.00	118.42
S&P 500 Index	100.00	120.95

	Beginning Index Value January 6, 2003	Ending Index Value January 7, 2004
Sky Financial	100.00%	124.05%
Nationwide Group(2)	100.00	118.71
Nasdaq Bank Index	100.00	125.94
S&P Bank Index	100.00	118.42
S&P 500 Index	100.00	120.95

During the three year period ended January 7, 2004, Second Bancorp’s common shares outperformed the Standard & Poor’s 500 Index, the Standard & Poor’s Bank Index, and Nasdaq Bank Index, but under-performed its Regional Group.

During that same period, Sky Financial’s common shares out-performed the Standard & Poor’s 500 Index, the Standard & Poor’s Bank Index, and its Nationwide Group, but under-performed the Nasdaq Bank Index.

Second Bancorp’s and Sky Financial’s Three-Year Stock Performance

	Beginning Index Value January 5, 2001	Ending Index Value January 7, 2004
Second Bancorp	100.00%	188.17%
Regional Group(1)	100.00	201.43
Nasdaq Bank Index	100.00	152.35
S&P Bank Index	100.00	115.99
S&P 500 Index	100.00	86.55

	Beginning Index Value January 5, 2001	Ending Index Value January 7, 2004
Sky Financial	100.00%	151.71%
Nationwide Group(2)	100.00	136.23
Nasdaq Bank Index	100.00	152.35
S&P Bank Index	100.00	115.99
S&P 500 Index	100.00	86.55

(1)	The regional group used in this analysis is the Regional Group described under “Comparable Company Analysis” below.
(2)	The nationwide group used in this analysis is the Nationwide Group for Sky Financial described under “Comparable Company Analysis” below.

Comparable Company Analysis.    Sandler O’Neill used publicly-available information to compare selected financial and market trading information for Second Bancorp, Sky Financial and different groups of publicly-traded commercial banks selected by Sandler O’Neill. The first group for Second Bancorp consisted of regional commercial banks (the “Regional Group”):

Capitol Bancorp Ltd.	Community Banks, Inc.
First Financial Corporation	First Indiana Corporation
Harleysville National Corporation	Independent Bank Corporation
MainSource Financial Group, Inc.	MBT Financial Corporation
Peoples Bancorp, Inc.	Sterling Financial Corporation
Tompkins Trustco, Inc.

Sandler O’Neill also compared Second Bancorp to a group of publicly-traded commercial banks that had a return on average equity (based on last twelve months’ earnings) greater than 16% and a price-to-tangible book value greater than 243% (the “High Performing Group”). The High Performing Group was comprised of the following institutions:

First Community Bancshares, Inc.	First Oak Brook Bancshares, Inc.
Frontier Financial Corporation	Independent Bank Corp.
Independent Bank Corporation	Lakeland Bancorp, Incorporated
Main Street Banks, Inc.	Old Second Bancorp, Inc.
PrivateBancorp, Inc.	Prosperity Bancshares, Inc.
Sandy Spring Bancorp, Inc.	Sterling Bancorp

The analysis compared publicly-available financial information for Second Bancorp and the median data for the Regional and High Performing Groups as of or for the twelve-month period ended September 30, 2003. The table below sets forth the comparative data as of or for the twelve-month period ended September 30, 2003, with pricing data as of January 7, 2004.

Second Bancorp

Comparable Group Analysis

	SECOND BANCORP	REGIONAL GROUP	HIGH PERFORMING GROUP
Total assets (in thousands)	$2,074,750	$2,193,686	$1,884,111
Tangible equity/tangible assets	5.63%	7.81%	6.66%
Intangible assets/total equity	14.81%	8.89%	15.36%
Net loans/total assets	61.85%	59.29%	60.89%
Gross loans/total deposits	111.70%	87.23%	83.88%
Total borrowings/total assets	36.44%	15.29%	12.80%
Non-performing assets/total assets	0.67%	0.65%	0.26%
Loan loss reserve/gross loans	1.41%	1.39%	1.42%
Net interest margin	3.24%	3.87%	4.54%
Non-interest income/average assets	1.58%	1.35%	1.17%
Non-interest expense/average assets	2.80%	2.97%	2.94%
Efficiency ratio	62.09%	60.16%	58.13%
Return on average assets(1)	0.94%	1.28%	1.39%
Return on average equity(1)	13.06%	14.01%	16.35%
Price/tangible book value per share	221.78%	265.57%	316.64%
Price/LTM Core earnings per share	14.80x	16.23x	16.97x
Dividend payout ratio	32.47%	37.88%	30.94%
Dividend yield	2.77%	2.10%	1.79%

(1)	Return on average assets and return on average equity for Second Bancorp only are based on core net income

Sandler O’Neill also used publicly-available information to perform a similar comparison of selected financial and market trading information for Sky Financial and a group of nationwide commercial banks (the “Nationwide Group”):

Associated Banc-Corp	BancorpSouth, Inc.
BOK Financial Corporation	City National Corporation
Colonial BancGroup, Inc.	Commerce Bancshares, Inc.
Cullen/Frost Bankers, Inc.	First Citizens Bancshares, Inc.
FirstMerit Corporation	Hibernia Corporation
Mercantile Bankshares Corporation	Old National Bancorp
TCF Financial Corporation	Valley National Bancorp

The analysis compared publicly-available financial information for Sky Financial and the median data for the Nationwide Group as of or for the twelve-month period ended September 30, 2003, with pricing data as of January 7, 2004

Sky Financial

Comparable Group Analysis

	SKY FINANCIAL	NATIONWIDE GROUP
Total assets (in thousands)	$12,618,607	$12,609,082
Tangible equity/tangible assets	5.77%	7.19%
Intangible assets/total equity	23.24%	15.79
Net loans/total assets	71.11%	63.20%
Gross loans/total deposits	105.85%	86.72%
Total borrowings/total assets	21.71%	16.13%
Non-performing assets/total assets	0.76%	0.43%
Loan loss reserve/gross loans	1.55%	1.66%
Net interest margin	3.80%	4.10%
Non-interest income/average assets	1.59%	1.86%
Non-interest expense/average assets	2.70%	3.12%
Efficiency ratio	52.90%	58.95%
Return on average assets	1.28%	1.44%
Return on average equity	17.17%	15.12%
Price/tangible book value per share	328.15%	268.68%
Price/LTM earnings per share	15.47x	15.96x
Dividend payout ratio	47.62%	40.60%
Dividend yield	3.08%	2.62%

Analysis of Selected Merger Transactions.    Sandler O’Neill reviewed 102 merger transactions announced nationwide from January 1, 2003 through January 7, 2004 involving commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O’Neill also reviewed 13 regional merger transactions announced in Ohio, Michigan, upstate New York and western and central Pennsylvania during the same period, involving commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed median multiples and premiums for both groups of transactions. These multiples were applied to Second Bancorp’s financial information as of and for the twelve months ended September 30, 2003. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per Second

Bancorp common share of $31.19 to $40.63 based upon the median multiples for nationwide commercial bank transactions and $31.25 to $39.49 based upon the median multiples for regional commercial bank transactions. The implied transaction value of the merger as calculated by Sandler O’Neill was $32.75 per share.

Nationwide & Regional Transaction Multiples

	Nationwide		Regional
	Median Multiple	Implied Value	Median Multiple	Implied Value
Transaction price/LTM Core EPS	22.20x	$40.63	20.82x	$38.09
Transaction price/Est. 2004 EPS	19.19x	$37.04	N/A (1)	N/A	(1)
Transaction price/Book value	242.84%	$34.82	255.88%	$36.69
Transaction price/Tangible book value	258.39%	$31.56	255.88%	$31.25
Tangible book premium/Core deposits	17.92%	$31.19	18.95%	$32.29
Premium to market(2)	37.60%	$37.26	45.81%	$39.49

(1)	There were no publicly-available estimates for the regional financial institutions.
(2)	Based on Second Bancorp’s January 7, 2004 closing price of $27.09.

Discounted Dividend Stream and Terminal Value Analysis.    Sandler O’Neill performed an analysis that estimated under various circumstances the future stream of after-tax dividend flows of Second Bancorp through December 31, 2006, assuming Second Bancorp’s projected dividend stream and that Second Bancorp performed in accordance with the earnings projections reviewed with management. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earnings per share of 8%. To approximate the terminal value of Second Bancorp common shares at December 31, 2006, Sandler O’Neill applied price/earnings multiples ranging from 11.0x to 21.0x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Second Bancorp common shares. As illustrated in the following table, this analysis indicated an imputed range of values per Second Bancorp common share of $19.17 to $40.06. The implied transaction value of the merger as calculated by Sandler O’Neill was $32.75 per share.

Earnings Per Share Multiples

Discount Rate	11x	13x	15x	17x	19x	21x
9.0%	$22.28	$25.83	$29.39	$32.95	$36.50	$40.06
10.0%	21.71	25.17	28.63	32.09	35.56	39.02
11.0%	21.17	24.54	27.90	31.27	34.64	38.01
12.0%	20.64	23.92	27.20	30.48	33.76	37.04
13.0%	20.14	23.33	26.52	29.71	32.91	36.10
14.0%	19.65	22.76	25.87	28.97	32.08	35.19
15.0%	19.17	22.20	25.23	28.26	31.29	34.32

Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of Sky Financial through December 31, 2006 under various circumstances, assuming Sky Financial’s projected dividend stream and that Sky Financial performed in accordance with the earnings projections reviewed with management. For periods after 2004, Sandler O’Neill assumed an annual growth rate of earnings per share of 7.50%. To approximate the terminal value of Sky Financial common shares at December 31, 2006, Sandler O’Neill applied price/earnings multiples ranging from 11x to 21x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Sky Financial common shares. As illustrated in the following table, this analysis indicated an imputed range of values per Sky Financial common share of $17.91 to $38.29. The closing price of Sky Financial’s common shares on January 7, 2004 was $25.99.

Earnings Per Share Multiples

Discount Rate	11x	13x	15x	17x	19x	21x
9.0%	$21.17	$24.59	$28.01	$31.44	$34.86	$38.29
10.0%	20.57	23.89	27.22	30.54	33.87	37.19
11.0%	20.00	23.23	26.45	29.68	32.91	36.14
12.0%	19.45	22.58	25.72	28.85	31.99	35.12
13.0%	18.92	21.96	25.01	28.05	31.10	34.15
14.0%	18.41	21.37	24.33	27.29	30.25	33.20
15.0%	17.91	20.79	23.67	26.54	29.42	32.30

In connection with its analyses, Sandler O’Neill considered and discussed with the Second Bancorp Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis.    Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following:

•	the merger closes in the second quarter of 2004;

•	100% of the Second Bancorp common shares are exchanged for Sky Financial common shares at an exchange ratio of 1.26;

•	stock options are cashed out at their intrinsic value; and

•	earnings projections, purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings are as determined by the senior managements of Second Bancorp and Sky Financial.

The analysis indicated that for the year ending December 31, 2004, the merger would be accretive to Sky Financial’s projected earnings per share and, that at closing, the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Second Bancorp has agreed to pay Sandler O’Neill a transaction fee in connection with the merger equal to 1.0 % of the aggregate transaction value, of which $801,937 has been paid, and the balance of which is contingent and payable upon the closing of the merger. Sandler O’Neill also has received a fee of $150,000 for rendering its opinion, which will be credited against that portion of the fee due upon closing of the merger. The total of these fees is currently estimated to be $3,210,000. Second Bancorp also has agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has in the past provided certain investment banking services to Sky Financial and has received compensation for such services and may provide, and receive compensation for, such services in the future, including during the pendency of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Second Bancorp and Sky Financial and their respective affiliates and actively may trade the debt and/or equity securities of Second Bancorp and Sky Financial and each of their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors and Management of Sky Financial Following the Merger

We expect that the current Sky Financial management will remain in place. Sky Financial will select and propose to the Nominating Committee of Sky Financial one representative from Second Bancorp or Second National Bank to serve on Sky Financial’s Board of Directors.

Interests of Second Bancorp’s Executive Officers and Directors in the Merger

Severance Agreements

Three senior executive officers of Second Bancorp, R. L. “Rick” Blossom, Chairman, President and Chief Executive Officer of Second Bancorp; David L. Kellerman, Chief Financial Officer and Treasurer of Second Bancorp; and Christopher Stanitz, Executive Vice President, Secretary and General Counsel of Second Bancorp, and five other executive officers of Second Bancorp, Thomas W. Allen, Diane C. Bastic, John L. Falatok, Myron Filarski and Darryl E. Mast, have management severance agreements. These agreements provide for severance and other payments if the covered officer’s employment is terminated within a specified period, which is three years in the case of the senior executive officers and two years in the case of the other executive officers, by Sky Financial as the successor to Second Bancorp for any reason other than material misconduct following the merger. The same payments are due if the covered officer terminates employment from Sky Financial within the same specified period because any of the following occur after the merger:

•	a substantial reduction in the covered officer’s pre-merger annual base salary or annual target bonus opportunity;

•	a substantial reduction of any employee benefit, compensation, welfare benefit or material fringe benefit plan that was in effect immediately before the merger;

•	a material and adverse change in the covered officer’s pre-merger job duties or reporting responsibilities; or

•	relocation of the covered officer’s principal worksite to a location more than 40 miles from the covered officer’s worksite at the time of the merger.

Under the circumstances described above, the management severance agreements require that Sky Financial make lump sum and monthly cash payments to each of the covered officers. These amounts, consisting of severance payments and payments in exchange for an agreement not to compete with Second Bancorp and Sky Financial for 24 months within a 125 mile radius of Warren, Ohio, would be:

Officer	Cash Payment Due at Termination	Payments after Termination

R. L. Blossom	$1,524,000	Continuation of welfare benefits valued at $2,238 per month for the shorter of 36 months or until reemployed.

David L. Kellerman	$871,949	$692 per month for 36 months plus continuation of welfare benefits valued at $1,741 per month for the shorter of 36 months or until reemployed.

Christopher Stanitz	$766,948	$1,955 per month for 36 months plus continuation of welfare benefits valued at $794 per month for the shorter of 36 months or until reemployed.

Thomas W. Allen	$355,559	$2,358 per month for 24 months plus continuation of welfare benefits valued at $2,258 per month for the shorter of 24 months or until reemployed.

Diane C. Bastic	$379,888	$2,593 per month for 24 months plus continuation of welfare benefits valued at $874 per month for the shorter of 24 months or until reemployed.

Officer	Cash Payment Due At Termination	Monthly Payment

John L. Falatok	$277,832	$616 per month for 24 months plus continuation of welfare benefits valued at $34 per month for the shorter of 24 months or until reemployed.

Myron Filarski	$406,493	$1,740 per month for 24 months plus continuation of welfare benefits valued at $2,110 per month for the shorter of 24 months or until reemployed.

Darryl E. Mast	$344,734	$1,282 per month for 24 months plus continuation of welfare benefits valued at $1,998 per month for the shorter of 24 months or until reemployed.

Sky Financial believes that payment of these amounts would not be excess parachute payments and that it will be entitled to deduct the full amount paid to each officer. However, if payment of these amounts is an “excess parachute payment” as described in the Internal Revenue Code, Sky Financial would be required to reimburse Messrs. Blossom, Kellerman and Stanitz for any excise tax incurred under the Internal Revenue Code, which is equal to 20% of the “excess parachute payment”, and Sky Financial would not be allowed to deduct the amount of the “excess parachute payment” or the amount of the excise tax paid to Messrs. Blossom, Kellerman and Stanitz.

Coincident with or shortly after the merger, Sky Financial intends to terminate the employment of Messrs. Blossom, Kellerman, Stanitz and Allen and of Ms. Bastic, in which case the amounts described above will be payable. However, coincident with the merger, each of Messrs. Falatok, Filarski and Mast may, at their election, accept offers of employment from Sky Financial. If those arrangements are made, Messrs. Falatok, Filarski, and Mast would receive $5,000 in exchange for the covenant not to compete and would enter into employment agreements with Sky Financial under which:

•	Mr. Falatok would be employed as EVP/Group Manager—Commercial Services (Stark-Summit Region) of Sky Financial’s commercial banking subsidiary, Sky Bank, at an annual base salary of no less than $120,000, be eligible to earn up to 50% of his base salary as incentive compensation and to participate in other benefit programs as an employee at will, with 18 months of severance pay if Sky Bank terminates his employment other than for cause or if he terminates for good reason, and the severance related amounts shown in the table above would not be payable;

•	Mr. Filarski would be employed as SVP/Senior Consultant of, Sky Bank, at an annual base salary of no less than $146,000, be eligible to earn up to 40% of his base salary as incentive compensation and to participate in benefit programs as an employee at will, with 18 months of severance pay if Sky Bank terminates his employment other than for cause or if he terminates for good reason, and the severance related amounts shown in the table above would not be payable; and

•	Mr. Mast would be employed as an employee of Sky Bank, at an annual base salary of no less than $132,000, be eligible to earn incentive compensation and to participate in other benefit programs as an employee at will, with 18 months of severance pay if Sky Bank terminates his employment other than for cause or if terminates for good reason, and the severance related amounts shown in the table above would not be payable.

Termination of Stock Options and Performance Stock Awards

As a result of the merger, all outstanding and unexercised options issued under the terms of the Second Bancorp Incentive Stock Option Plan, the Amended Second Bancorp 1998 Non-Qualified Stock Option Plan and the 2003 Equity Ownership Plan will be converted into cash, equal to the product of (a) the excess, if any, of (1) the closing price of Sky Financial common shares on the trading day immediately preceding the effective time of the merger multiplied by 1.26 over (2) the exercise price of the Second Bancorp stock options and (b) the number of shares subject to the stock option.

In addition to these stock options, three Second Bancorp executives are entitled to receive Second Bancorp common shares under performance stock award agreements. As a result of the merger, each of the performance stock award agreements will be terminated immediately prior to the closing of the merger and each of the three executives shall receive an amount, in cash, equal to the product of (a) the closing price of Sky Financial common shares on the trading day immediately preceding the closing of the merger multiplied by 1.26 and (b) the number of shares subject to the performance stock award agreement.

These transactions will result in taxable wage income for employees holding such options or performance stock awards at the time of the merger, which is subject to withholding taxes, and an equivalent employer deduction. The value attributable to the cash-out of the stock options and the performance stock awards has been included in the cash payments described above under the caption “Severance Agreements.”

Indemnification

Pursuant to the merger agreement, Sky Financial has agreed that following the closing of the merger, it will indemnify, defend and hold harmless each present and former director, officer and employee of Second Bancorp and its subsidiaries against all costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the closing of the merger, including, without limitation, the transactions contemplated by the merger agreement, to the fullest extent that Second Bancorp is permitted to indemnify and advance expenses to its directors, officers, and employees under the laws of the State of Ohio, the Second Bancorp amended and restated articles of incorporation and its code of regulations as in effect on the date of the merger agreement. Any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Ohio law, the Second Bancorp’s amended and restated articles of incorporation and code of regulations will be made by independent counsel selected by Sky Financial, which will not be counsel that provides material services to Sky Financial, and reasonably acceptable to such officer, director or employee.

Directors’ and Officers’ Insurance

For a period of three years from the closing of the merger, Sky Financial has agreed to procure directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of Second Bancorp or any of its subsidiaries, determined as of the closing of the merger, with respect to claims against the directors and officers arising from facts or events that occurred before the closing of the merger. However, Sky Financial is not required to expend more than 125% of the amount currently expended by Second Bancorp to maintain or procure its current directors’ and officers’ liability policy.

Material Federal Income Tax Consequences

Tax Consequences to Sky Financial and Second Bancorp

We have structured the merger to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. If it so qualifies, none of Sky Financial, Second Bancorp or the Second Bancorp shareholders who receive Sky Financial common shares in exchange for Second Bancorp common shares in the merger will recognize any gain or loss for federal income tax purposes as a result of the merger, except for (a) tax payable with respect to any cash received by Second Bancorp shareholders in lieu of fractional shares, (b) tax payable with respect to any cash received by dissenting Second Bancorp shareholders and (c) taxable wage income, subject to withholding tax, for those employees who either hold Second Bancorp stock options that will be terminated at the time of the merger or are entitled to receive Second Bancorp common shares under a performance stock award agreement that will be terminated immediately prior to the closing of the merger.

Second Bancorp will receive a legal opinion from Vorys, Sater, Seymour and Pease LLP, counsel to Second Bancorp, that (a) the merger will constitute a “reorganization” under Section 368(a) of the Code, (b) each of

Second Bancorp and Sky Financial will be a party to the reorganization within the meaning of Section 368(b) of the Code, (c) no income, gain or loss will be recognized by Second Bancorp shareholders who receive Sky Financial common shares in the merger, except with respect to cash received by any such shareholder (1) in lieu of fractional shares, (2) in exchange for the termination of any Second Bancorp stock option, or (3) in exchange for the termination of a performance stock award agreement, (d) gain or loss will be recognized with respect to cash received by any dissenting Second Bancorp shareholder, and (e) income will be recognized by persons who are not Second Bancorp shareholders with respect to cash received (1) in exchange for the termination of any Second Bancorp stock option and (2) in exchange for the termination of a performance stock award agreement.

Sky Financial will receive a legal opinion from Squire, Sanders & Dempsey L.L.P., counsel to Sky Financial, that the merger will constitute a “reorganization” under Section 368(a) of the Code and that each of Second Bancorp and Sky Financial will be a party to the reorganization within the meaning of Section 368(b) of the Code. Opinions of counsel are not binding upon the Internal Revenue Service or the courts. No rulings have been sought from the IRS in connection with the merger. The opinions of Vorys, Sater, Seymour and Pease LLP and Squire, Sanders & Dempsey L.L.P. will rely on specific assumptions that customarily are made in transactions of this kind. The opinions also will rely on representations and covenants, including those contained in officers’ certificates of Sky Financial and Second Bancorp.

Tax Consequences to Second Bancorp Shareholders

This description assumes that the merger will be treated as a tax-free reorganization. It generally applies to Second Bancorp shareholders who are U.S. persons and who hold their Second Bancorp common shares as a capital asset for federal income tax purposes. The description does not address all the tax consequences that may be relevant to Second Bancorp shareholders in light of their particular tax circumstances, such as shareholders who hold Second Bancorp common shares as part of a straddle, hedge, conversion or other risk reduction transaction; broker-dealers; shareholders who have a functional currency other than the U.S. dollar; tax-exempt shareholders; foreign persons; or those shareholders who acquired Second Bancorp common shares pursuant to the exercise of compensatory stock options or otherwise as compensation. Such shareholders with special particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences. This description is based on the Internal Revenue Code, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Furthermore, no foreign, state or local tax consequences of the merger are discussed in this document.

Shareholders Who Receive Sky Financial Common Shares, Except for Cash in Lieu of Fractional Shares

No Gain or Loss.    Second Bancorp shareholders will not recognize any gain or loss on the exchange, except for gain or loss in connection with cash, if any, received in lieu of fractional shares and taxable wage income, subject to withholding tax, for those employees whose Second Bancorp stock options or performance stock award agreements will be terminated at the time of the merger. See “Cash in Lieu of Fractional Shares” and “Cash in Exchange for Termination of Second Bancorp Stock Options and Performance Stock Award Agreements” below.

Tax Basis.    The total federal income tax basis of the Sky Financial common shares received by a Second Bancorp shareholder will be the same as the total federal income tax basis of the Second Bancorp common shares surrendered by such shareholder in the exchange, reduced by the portion of such basis that is allocated to a fractional Sky Financial common share for which cash is received. See “Cash in Lieu of Fractional Shares” below.

Holding Period.    The holding period of the Sky Financial common shares received by Second Bancorp shareholders will include the holding period for the Second Bancorp common shares surrendered in the exchange, provided that the Second Bancorp common shares were held as a capital asset on the date of the exchange.

Cash in Lieu of Fractional Shares.    Second Bancorp shareholders who receive cash in lieu of fractional Sky Financial common shares as a result of the merger will be treated for federal income tax purposes as if the fractional share interest had been issued in the merger to the shareholders and then had been redeemed by Sky Financial for cash. The amount of gain or loss realized by a Second Bancorp shareholder will be equal to the difference between (a) the amount of cash received in lieu of a fractional share and (b) the portion of the shareholder’s basis in Second Bancorp common shares that is allocated to the fractional share. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss provided that the Second Bancorp common shares were held as a capital asset and for a period exceeding one year as of the time of the exchange.

Cash Received upon Exercise of Statutory Dissenters’ Rights.    Second Bancorp shareholders who receive cash on account of their exercise of statutory dissenters’ rights will generally recognize gain or loss equal to the difference between the amount of cash received and the federal income tax basis of their Second Bancorp common shares. The gain or loss will be long-term capital gain or loss if such shareholders held their Second Bancorp common shares as capital assets for a period exceeding one year at the effective date of the merger. In certain circumstances where Second Bancorp shareholders are related to other Second Bancorp shareholders who do not exercise statutory dissenters’ rights or are related to Sky Financial shareholders, it is possible that the IRS might seek to tax the cash received upon exercise of the statutory dissenters’ rights as ordinary dividend income. Such shareholders are urged to consult their tax advisors.

Cash in Exchange for Termination of Second Bancorp Stock Options and Performance Stock Award Agreements.    The transactions will result in taxable wage income, subject to withholding, for employees holding Second Bancorp stock options or who are parties to a performance stock award agreement that will be terminated at the time of the merger and Second Bancorp, as employer, is entitled to an equivalent employer deduction.

Reporting Requirements.    Second Bancorp shareholders are required to file a statement with their U.S. federal income tax returns setting forth their tax basis in the Second Bancorp common shares exchanged in the merger, the fair market value of the Sky Financial common shares and the amount of any cash received in the merger. In addition, Second Bancorp shareholders will be required to retain permanent records relating to these facts.

Backup Withholding.    Under certain circumstances, cash payments made to Second Bancorp shareholders pursuant to the merger may be subject to backup withholding at a rate of 28%. There is no withholding for shareholders who provide the exchange agent with their correct U.S. federal taxpayer identification number and who certify that no loss of exemption from backup withholding has occurred on IRS Form W-9 or its substitute. Certain categories of Second Bancorp shareholders, such as corporations and some foreign individuals, are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, such individual must generally provide the exchange agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld from a Second Bancorp shareholder under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such shareholder’s U.S. federal income tax liability provided that the shareholder furnishes to the IRS all required information.

The discussion of federal income taxes is included in this document for general information only. Each Second Bancorp shareholder should consult his, her or its own tax advisor regarding the specific tax consequences to the shareholder of the merger, including the application and effect of state and local income and other tax laws.

Accounting Treatment

The merger will be accounted for as a purchase in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Second Bancorp will be recorded at estimated fair values at the time the merger is consummated. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expense over the estimated remaining lives of the related assets and liabilities. Goodwill will not be amortized. Instead, goodwill will be reviewed for impairment at least annually. If the carrying amount of goodwill exceeds its estimated fair value, an impairment loss will be recognized in an amount equal to that excess.

Effect on Second Bancorp Employee Benefit Plans

Second Bancorp employees will continue to participate in the Second Bancorp employee benefit plans after the effective date of the merger until Sky Financial determines that Second Bancorp employees shall, subject to applicable eligibility requirements, participate in the Sky Financial employee benefit plans and that all or some of the Second Bancorp plans are terminated or merged into Sky Financial’s plans. Second Bancorp employees continuing to be employed by Sky Financial who participate in Sky Financial plans will receive credit for service at Second Bancorp for eligibility and vesting purposes, but not for benefit calculation purposes, under Sky Financial’s employee benefit plans, except as otherwise required by law or regulation.

Additionally, Second Bancorp officers and employees terminated as a result of the merger of Sky Financial and Second Bancorp will receive severance from Sky Financial in accordance with Sky Financial’s standard severance policy for employees as of the closing of the merger and will be given credit for service at Second Bancorp. Any severance paid by Sky Financial to Second Bancorp officers and employees will be reduced, but not below zero, by any amounts payable to such officers or employees under Second Bancorp’s severance compensation arrangements. If Sky Financial adopts a new employee benefit plan or program for its employees or executives after the closing of the merger, Sky Financial will credit similarly situated employees and executives of Second Bancorp with equivalent credit for service with Second Bancorp.

Expenses of the Merger

Sky Financial and Second Bancorp will each bear its own expenses incurred in connection with the merger and the related transactions, including without limitation, all fees of its respective legal counsel, financial advisors and accountants, except that printing and mailing expenses will be shared equally by Sky Financial and Second Bancorp. Sky Financial also will be responsible for all expenses incident to obtaining requisite regulatory approvals.

Regulatory Approvals

Sky Financial has filed the application necessary to obtain approval for the merger from the Federal Reserve Board and to provide notice of the merger of Sky Financial and Second Bancorp to the Ohio Division of Financial Institutions. The merger may not be consummated for up to 30 days after approval by the Federal Reserve Board, during which time the United States Department of Justice may bring an action challenging the merger on antitrust grounds. Sky Financial also has filed the applications necessary to obtain approval for the subsidiary merger of Second National Bank, a wholly-owned subsidiary of Second Bancorp, with Sky Bank, Sky Financial’s commercial banking affiliate, from the Federal Reserve Board and the Ohio Division of Financial Institutions.

Resale of Sky Financial Common Shares

No restrictions on the sale or other transfer of the Sky Financial common shares issued pursuant to the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of shares issued to any Second Bancorp shareholder who may be deemed to be an “affiliate” of Second Bancorp for purposes of Rule 145 under the Securities Act of 1933. Generally, “affiliates” of Second Bancorp would include officers, directors and significant shareholders of Second Bancorp. The merger agreement requires Second Bancorp to cause persons who could be considered to be “affiliates” to enter into an agreement with Sky Financial stating that these “affiliates” will not sell, pledge, transfer or otherwise dispose of the Sky Financial common shares they acquire except in compliance with the Securities Act of 1933 and the rules and regulations thereunder. Sales of Sky Financial common shares by affiliates of Sky Financial are subject to similar transfer restrictions.

Second Bancorp affiliates may resell the Sky Financial common shares they receive in the merger only:

•	in transactions permitted by Rule 145 promulgated under the Securities Act of 1933;

•	pursuant to an effective registration statement; or

•	in transactions exempt from registration.

Rule 145, as currently in effect, restricts the manner in which affiliates may resell shares and also restricts the number of shares that affiliates, and others with whom they might act in concert, may sell within any three month period.

Stock Exchange Listing

Sky Financial common shares to be issued in connection with the merger will be authorized for listing on the Nasdaq National Market System under the symbol “SKYF.”

Dividends

Under the terms of the merger agreement, Second Bancorp agreed not to make, declare, pay or set aside for payment any dividend, except for:

•	quarterly dividends in an amount not to exceed the per share amount declared and paid in Second Bancorp’s most recent quarterly dividend prior to the execution of the merger agreement; and

•	dividends paid from wholly-owned subsidiaries to Second Bancorp.

Second Bancorp also is prohibited from directly or indirectly adjusting, splitting, combining, redeeming, reclassifying, purchasing or otherwise acquiring any Second Bancorp common shares.

Sky Financial and Second Bancorp agreed that they will cooperate to assure that as a result of the merger, during any applicable period, there will not be a payment of both a Sky Financial and a Second Bancorp dividend to Second Bancorp shareholders and, in no event, will the closing date of the merger cause Second Bancorp shareholders to lose a quarterly dividend to which they are otherwise entitled.

Following completion of the merger, former Second Bancorp shareholders receiving Sky Financial common shares as part of the merger consideration will receive dividends, if any, declared by Sky Financial as Sky Financial shareholders.

Rights of Dissenting Second Bancorp Shareholders

Second Bancorp shareholders are entitled to certain dissenters’ rights pursuant to Sections 1701.78, 1701.84(A) and 1701.85 of the Ohio Revised Code. ORC Section 1701.85 generally provides that Second Bancorp shareholders will not be entitled to such rights without strict compliance with ORC Section 1701.85 and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any Second Bancorp shareholder who is a record holder of Second Bancorp common shares on the April 5, 2004 record date and whose shares are not voted in favor of the merger may be entitled to be paid the “fair cash value” of such Second Bancorp common shares after the effective time. To be entitled to such payment, a dissenting Second Bancorp shareholder must deliver a written demand for payment therefor to Second Bancorp on or before the tenth day following the Second Bancorp special meeting and must otherwise comply strictly with ORC Section 1701.85. Any written demand must specify the Second Bancorp shareholder’s name and address, the number and class of shares held by that shareholder on the record date and the amount claimed as the “fair cash value” of such Second Bancorp common shares. See the text of ORC Section 1701.85 attached as Annex E to this document for specific information on the procedure to be followed in exercising dissenters’ rights.

If Second Bancorp so requests, a dissenting Second Bancorp shareholder must submit share certificates to Second Bancorp within 15 days of such request for endorsement on the share certificates by Second Bancorp that demand for appraisal has been made. Failure to comply with this request will terminate the dissenting Second Bancorp shareholder’s rights. Such certificates will be returned promptly to the dissenting shareholders by Second Bancorp. If Second Bancorp and any dissenting shareholder cannot agree upon the “fair cash value” of the Second Bancorp common shares, either may, within three months after service of demand by the Second Bancorp shareholder, file a petition in the Court of Common Pleas of Trumbull County, Ohio, for a determination of the “fair cash value” of the Second Bancorp common shares. The court may appoint one or more appraisers to determine the “fair cash value,” and if the court approves the appraisers’ report, judgment will be entered for the fair cash value, and the costs of the proceedings, including reasonable compensation of the appraisers, will be assessed or apportioned as the court considers equitable.

The Merger Agreement

The following is a description of the material terms of the merger agreement. A complete copy of the merger agreement is attached as Annex A to this document and is incorporated into this document by reference. We encourage you to read the entire merger agreement.

The Merger

Under the merger agreement, Second Bancorp will merge with and into Sky Financial, with Sky Financial surviving the merger. Sky Financial and Second Bancorp are corporations that were formed under Ohio law, so the merger of Sky Financial and Second Bancorp must be completed in accordance with Ohio law.

Effective Date

The merger will be effective either on the filing date or the date we specify in the certificate of merger filed with the Secretary of State of Ohio. Unless Sky Financial and Second Bancorp otherwise agree in writing, we plan to file the certificate of merger as soon as practicable after all of the conditions described in the merger agreement have been satisfied. Sky Financial and Second Bancorp anticipate closing the transactions contemplated by the merger agreement and filing the certificate of merger by the end of June, 2004.

Conversion of Second Bancorp Common Shares

On the effective date of the merger, in accordance with the merger agreement, all outstanding Second Bancorp common shares will be converted into Sky Financial common shares based upon a fixed exchange rate of 1.26 Sky Financial common shares for each Second Bancorp common share owned. If you would have the right to receive a fraction of a Sky Financial common share as a result of that conversion, you will receive, instead of a fraction of a Sky Financial common share, a cash payment in an amount equal to the product of the fractional Sky Financial common share and the average closing price of Sky Financial common shares as reported by the Nasdaq National Market System, for the 10 trading days immediately preceding the effective date of the merger. The Bank of New York will serve as exchange agent and will send you any cash payment you have the right to receive.

In addition, you also will receive a preferred share purchase right under Sky Financial’s shareholder rights plan for each Sky Financial common share issued to you. This right will not be evidenced by a separate certificate. On the effective date of the merger, if you are a holder of Second Bancorp common shares, you will no longer have any rights as a holder of those shares, but you will, upon proper surrender of your Second Bancorp common share certificates, have the rights of a holder of Sky Financial common shares. For a comparison of the rights you have as a holder of Second Bancorp common shares to the rights you would have as a holder of Sky Financial common shares, read “Comparison of Certain Rights of Shareholders” beginning on page 52.

Surrender of Certificates

After the effective time of the merger, each holder of an outstanding certificate or certificates for Second Bancorp common shares converted into Sky Financial common shares will be entitled to receive a certificate or certificates representing the number of whole Sky Financial common shares into which the holder’s Second Bancorp common shares were converted and, if applicable, a cash payment in lieu of any fractional share. Each holder of Second Bancorp common shares will surrender the outstanding certificate(s) to Sky Financial’s designated exchange agent, The Bank of New York.

If you are a Second Bancorp shareholder, promptly after the effective time of the merger, the exchange agent will send you transmittal materials that you should use when surrendering your Second Bancorp common share certificates to the exchange agent. After you surrender your Second Bancorp common share certificate(s) for cancellation to the exchange agent, together with a completed letter of transmittal and any other documents the exchange agent reasonably requests, you will be entitled to receive that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. The surrendered Second Bancorp common share certificate(s) will be canceled. You should not surrender your certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent.

If you are a participant in Second Bancorp’s dividend reinvestment plan, the Second Bancorp common shares credited to your dividend reinvestment plan account will be converted automatically into that number of whole Sky Financial common shares that you have the right to receive under the merger agreement. Second Bancorp common shares held in the dividend reinvestment plan are treated separate and apart from shares that you hold directly or through a broker. Therefore, depending upon the total number of Second Bancorp common shares that you own, whether you hold them directly, through a broker, or through your participation in the Second Bancorp dividend reinvestment plan, it is possible that you will receive cash in lieu of Sky Financial common shares that represents one or more than one whole Sky Financial common share. For example, if as a result of the merger, you have the right to receive 100.75 Sky Financial common shares through your broker and you have the right to receive 100.75 Sky Financial common shares through your participation in the dividend reinvestment plan, you will receive a total of 200 Sky Financial common shares, and you will receive cash in lieu of fractional shares that represents 1.50 Sky Financial common shares. The Second Bancorp dividend reinvestment plan will be terminated at the effective time of the merger.

If you own Second Bancorp common shares, the transfer of which has not been registered in the transfer records of Second Bancorp, you may nevertheless exchange these shares for Sky Financial common shares if you provide the exchange agent with the certificate representing your Second Bancorp common shares, along with all documents required by Sky Financial to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid.

If a certificate for Second Bancorp common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary identification.

After the consummation of the merger, there will be no transfers of any Second Bancorp common shares on the stock transfer books of Second Bancorp. If, after the consummation of the merger, certificates and letters of transmittal for Second Bancorp common shares properly are presented to the exchange agent, the exchange agent will cancel these certificates and exchange them for the consideration specified in the merger agreement, subject to applicable law and to the extent that Sky Financial has not paid such consideration to a public official pursuant to applicable abandoned property laws.

If you are a Second Bancorp shareholder, you should not send in your certificates until you receive the transmittal materials from the exchange agent.

After the closing of the merger, we will promptly mail detailed instructions, including a transmittal form, as to the method of exchanging certificates formerly representing Second Bancorp common shares for certificates representing Sky Financial common shares, to holders of Second Bancorp common shares.

Termination of Second Bancorp Stock Options and Performance Stock Award Agreements

Under the terms of the Second Bancorp Incentive Stock Option Plan, the Amended Second Bancorp 1998 Non-Qualified Stock Option Plan and the 2003 Equity Ownership Plan, the vesting of all options that are not exercisable will be accelerated as a result of the merger. Under the merger agreement, each Second Bancorp option that is outstanding and unexercised will be converted into an amount, in cash, equal to the product of (a) the excess, if any, of (1) the closing price of Sky Financial common shares on the trading day immediately preceding the closing of the merger multiplied by 1.26 over (2) the exercise price of the Second Bancorp stock options and (b) the number of shares subject to the stock option.

At or prior to the closing of the merger, Second Bancorp will use its commercially reasonable efforts to obtain the written consent of each holder of a Second Bancorp stock option to terminate the stock option in exchange for the required cash payment.

In addition to these stock options, three Second Bancorp executives are entitled to receive Second Bancorp shares under performance stock award agreements. Under the merger agreement, each of the performance stock award agreements will be terminated immediately prior to the closing of the merger and each of the three executives shall receive an amount, in cash, equal to the product of (a) the closing price of Sky Financial common shares on the trading day immediately preceding the closing of the merger multiplied by 1.26 and (b) the number of shares subject to the performance stock award agreement.

Conditions to Completion of the Merger

Conditions to Sky Financial’s Obligation and Second Bancorp’s Obligation to Complete the Merger.    The obligations of Sky Financial and Second Bancorp to complete the merger are subject to the satisfaction of certain conditions, including:

•	Second Bancorp shareholders must approve and adopt the merger agreement;

•	we must receive the required regulatory approvals and all applicable statutory waiting periods relating to the merger must have expired or been terminated; provided, however, no such regulatory approvals contain any conditions, restrictions or requirements that the Sky Financial Board reasonably determines would be unduly burdensome or would have a material adverse effect on Sky Financial or its subsidiaries after giving effect to the consummation of the merger;

•	there must not be any injunction or other order by any court or governmental entity prohibiting or preventing the merger;

•	the registration statement relating to the issuance of Sky Financial common shares in the merger must be effective;

•	we must receive all required permits and other authorizations under the state securities laws necessary to complete the transactions contemplated by the merger;

•	Second Bancorp must receive an updated fairness opinion from Sandler O’Neill, dated as of a date reasonably proximate to the date of this document, stating that the exchange ratio of 1.26 Sky Financial common shares to be received by Second Bancorp shareholders for each common share owned is fair from a financial point of view to the shareholders of Second Bancorp; and

•	Sky Financial must enter into an assumption agreement or supplemental indenture with Wilmington Trust Company, as trustee, under the indenture dated as of September 28, 2001, pertaining to Second Bancorp’s subordinated debentures.

Conditions to Second Bancorp’s Obligation to Complete the Merger.    The obligation of Second Bancorp to complete the merger is further subject to the satisfaction of several conditions, including:

•	Sky Financial must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Sky Financial contained in the merger agreement must be true and correct when made and as if made on the closing of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Sky Financial;

•	Second Bancorp must receive a legal opinion from Vorys, Sater, Seymour and Pease LLP, counsel to Second Bancorp, that the merger will constitute a “reorganization” for federal income tax purposes and that no gain or loss will be recognized by Second Bancorp shareholders who receive Sky Financial common shares, other than the gain or loss recognized as to cash received in lieu of fractional shares; and

•	Sky Financial shall have purchased directors’ and officers’ liability insurance covering the directors and officers of Second Bancorp (see page 36).

Conditions to Obligations of Sky Financial to Complete the Merger.    The obligation of Sky Financial to complete the merger is further subject to the satisfaction of several conditions, including:

•	Second Bancorp must perform its obligations under the merger agreement in all material respects;

•	the representations and warranties of Second Bancorp contained in the merger agreement must be true and correct when made and as if made on the closing of the merger, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Second Bancorp;

•	Sky Financial must receive executed affiliate agreements from each affiliate of Second Bancorp;

•	Sky Financial must receive a legal opinion from Squire, Sanders & Dempsey L.L.P., counsel to Sky Financial, that the merger will constitute a “reorganization” for federal income tax purposes; and

•	all of the following must have occurred: (i) all of the management severance agreements between Second Bancorp and its executives must have been amended or terminated in a manner acceptable to Sky Financial, (ii) all of the performance stock award agreements between Second Bancorp and its executives must have been amended or terminated in a manner acceptable to Sky Financial, (iii) all of Second Bancorp’s executives must have executed noncompetition, nonsolicitation and confidentiality agreements in forms acceptable to Sky Financial, and (iv) Second Bancorp executives identified by Sky Financial must have executed employment agreements in forms acceptable to Sky Financial.

Either of us could, to the extent permitted by applicable law, decide to waive some of the conditions to our obligation to complete the merger even though one or more of these conditions have not been met. In the case of mutual conditions, however, both of us would have to decide to waive the condition to our obligations to complete the merger. We cannot guarantee that the conditions to the merger will be satisfied or waived, or that the merger will be completed at all.

Representations and Warranties

The merger agreement contains some customary representations and warranties made both by Sky Financial and by Second Bancorp, including representations and warranties relating to:

•	due organization and good standing;

•	capitalization;

•	subsidiaries;

•	corporate power and authorization to enter into the transactions contemplated by the merger agreement;

•	governmental filings, reviews and approvals required in connection with the transactions contemplated by the merger agreement;

•	filings with the Securities and Exchange Commission;

•	financial statements;

•	litigation;

•	regulatory matters;

•	compliance with laws;

•	brokerage fees;

•	certain laws regarding takeovers;

•	taxes;

•	risk management instruments;

•	corporate books and records;

•	off balance sheet transactions;

•	disclosure statements made in the representations and warranties sections of the merger agreement;

•	absence of certain material changes or events;

•	allowance for loan losses; and

•	deposit insurance with the Federal Deposit Insurance Corporation.

In addition, Second Bancorp made certain additional representations and warranties to Sky Financial relating to:

•	absence of default under any material contracts or agreements;

•	employee benefit plans and plan compliance;

•	labor matters;

•	environmental matters;

•	insurance coverage;

•	absence of undisclosed liabilities;

•	properties owned and leased by Second Bancorp;

•	loans;

•	repurchase agreements;

•	related party transactions; and

•	the Second Bancorp Board’s approval, for purposes of Chapter 1704 of the Ohio Interested Shareholder Transaction Law, of (a) the merger agreement between Sky Financial and Second Bancorp and (b) the voting agreements among some Second Bancorp shareholders.

The representations and warranties in the merger agreement will not survive the effective date of the merger.

Conduct of Business Pending the Merger

Conduct of Business by Second Bancorp until the Effective Time of the Merger.    From January 8, 2004 until the closing of the merger, unless Sky Financial otherwise consents in writing, Second Bancorp and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve intact their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; and

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Second Bancorp or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Second Bancorp and its subsidiaries may not:

•	issue or sell any Second Bancorp common shares or permit such shares to become outstanding other than pursuant to previously granted stock options, or authorize the creation of additional Second Bancorp common shares;

•	permit any additional Second Bancorp common shares to become subject to new grants of employee or director stock options or similar rights;

•	make, declare, pay or set aside for payment any dividend, except:

•	quarterly dividends in an amount not to exceed the per share amount declared and paid in Second Bancorp’s most recent quarterly dividend prior to the execution of the merger agreement; and

•	dividends may be paid from wholly-owned subsidiaries to Second Bancorp;

•	adjust, split, combine, redeem, purchase or acquire any shares of their capital stock;

•	enter into or amend or renew any employment, consulting, severance or similar agreements with directors, officers or employees;

•	increase employee compensation, severance or other benefits except with respect to merit increases in the ordinary course of business and consistent with past practice and except for retention bonus agreements permitted by the merger agreement;

•	enter into, establish, adopt or amend any employee benefit plan or arrangement with respect to any director, officer or employee except for the change of control agreements permitted by the merger agreement;

•	acquire, sell or otherwise dispose of capital assets or any other assets other than in the ordinary course of business;

•	amend their organizational documents;

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	enter into, amend, modify or terminate any material contract;

•	settle any material claim, action or proceeding;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, implement or adopt any material change in their interest rate risk management and other risk management policies, procedures or practices, fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	extend credit, including new loans, renewals, extensions on an unsecured basis in the aggregate in an amount in excess of $250,000;

•	extend credit for new loans on a secured basis in the aggregate in an amount in excess of $1,000,000;

•	extend credit for renewals or extensions on a secured basis in the aggregate in an amount in excess of $2,000,000;

•	incur any indebtedness for borrowed money with final maturities beyond three years;

•	extend credit, including new loans, renewals, extensions of residential mortgage loans in the aggregate in an amount in excess of $500,000;

•	enter into any related party transaction that is not in compliance with Federal Reserve Board regulations;

•	extend an offer of employment to any person for full- or part-time employment at Second Bancorp or any of its subsidiaries including, but not limited to, brokers in the wholesale mortgage group;

•	enter into any derivative or hedge contracts that extend past September 30, 2004;

•	purchase any additional corporate or municipal bonds;

•	purchase or acquire brokered certificates of deposit with maturity dates greater than three years;

•	purchase or acquire mortgage-backed securities or collateralized mortgage obligations with weighted average maturity dates greater than five years; or

•	agree or commit to do any of the foregoing.

Conduct of Business by Sky Financial until the Effective Time of the Merger.    From January 8, 2004 until the closing of the merger, unless Second Bancorp otherwise consents in writing, Sky Financial and its subsidiaries must:

•	conduct their business in the ordinary course;

•	use their reasonable efforts to preserve their present business organizations and assets;

•	use their reasonable efforts to preserve their relationships with customers, suppliers, employees and business associates; or

•	not voluntarily take any action that, at the time taken, is reasonably likely to have a material adverse effect on Sky Financial or its ability to consummate the merger.

In addition, except as otherwise provided in the merger agreement, during this period Sky Financial and its subsidiaries may not:

•	implement or adopt any change in their accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles;

•	take any action that would disqualify the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	take any action that is intended or is reasonably likely to result in any representations or warranties in the merger agreement being untrue, any conditions in the merger agreement not being satisfied or a material violation of any provision of the merger agreement;

•	except pursuant to applicable law or regulation, fail to follow their existing policies or practices with respect to managing their exposure to interest rates and other risks or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risks; or

•	agree or commit to do any of the foregoing.

Termination of the Merger Agreement

Termination.    We can terminate the merger agreement without completing the merger if each of our boards of directors agrees, by a majority vote, to terminate it. Either of us acting alone can terminate the merger agreement if:

•	the other party breaches a representation or warranty or breaches a covenant or agreement contained in the merger agreement that cannot be cured within 30 days of giving notice of the breach to the breaching party, provided that the breach would be reasonably likely to result in a material adverse effect on the other party, and provided further that, prior to Sky Financial exercising this right, Sky Financial may, at its option and instead of terminating the merger agreement, agree to an adjustment of the merger consideration in an amount that is mutually acceptable to the Second Bancorp Board and the Sky Financial Board;

•	the merger has not been completed on or before September 30, 2004;

•	the approval of any governmental entity required for consummation of the merger has been denied by final nonappealable action;

•	any of the conditions to our obligations to complete the merger have not been met;

•	the Second Bancorp shareholders do not approve and adopt the merger agreement; or

•	Second Bancorp or any of its subsidiaries receives an acquisition proposal and Second Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction.

Second Bancorp, acting alone, can terminate the merger agreement if:

•	the average closing price of Sky Financial common shares over a 10 day period, as defined in the merger agreement, is lower than $20.98; and

•	the number obtained by dividing the average closing price of Sky Financial common shares by $26.23 is less than the number obtained by dividing the final index price by the initial index price of a preselected peer group of financial institutions, and then multiplying its quotient by 0.80.

However, prior to Second Bancorp exercising this right, Sky Financial may, at its option, offer to Second Bancorp shareholders additional merger consideration to compensate for the lower share value. The merger agreement defines this additional consideration as the amount necessary for the share exchange rate to equal $26.44 divided by the average closing price of Sky Financial common shares. Second Bancorp shall have 10 days to accept the offer from Sky Financial or to terminate the merger agreement.

Termination Fee

Second Bancorp must pay Sky Financial a termination fee of 4% of the aggregate transaction value, or approximately $12,840,000 if, after the date of the merger agreement, an acquisition proposal with respect to Second Bancorp or any of its subsidiaries has been made known to Second Bancorp and has been publicly announced or otherwise becomes public, or has been made to the Second Bancorp shareholders generally, and after which one of the following occurs:

•	the merger agreement is terminated either by (a) Sky Financial or Second Bancorp because the Second Bancorp shareholders fail to adopt the merger agreement, or by (b) Sky Financial because of a breach by Second Bancorp of one or more of the covenants or agreements contained in the merger agreement that individually or together would have a material adverse effect on Second Bancorp or its ability to consummate the merger, and within 18 months of terminating the merger agreement pursuant to item (a) or (b) above, Second Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction; or

•	after receiving the acquisition proposal, the Second Bancorp Board does not take action by September 30, 2004 to convene the special meeting of shareholders and recommend that such shareholders adopt the merger agreement, and within 18 months after the receipt of the acquisition proposal Second Bancorp enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction.

Second Bancorp agreed to this termination fee arrangement in order to induce Sky Financial to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Second Bancorp.

Amendment; Waiver

The merger agreement may be amended in writing if signed by both Sky Financial and Second Bancorp. Either of us may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any agreements or conditions under the merger agreement by a writing signed by the party against whom the waiver or extension is to be effective. We may amend the merger agreement or give each other waivers at any time before or after the Second Bancorp shareholders approve the merger agreement. However, after the Second Bancorp special meeting, we cannot make any amendment or give any waiver that by law requires further approval by the Second Bancorp shareholders unless we have obtained that approval.

Description of Sky Financial Capital Shares

General

The following is a summary of the material terms of the Sky Financial capital shares. If you would like to review copies of the Sky Financial articles of incorporation and code of regulations, these documents are on file with the Securities and Exchange Commission. For further information on the rights of holders of Sky Financial common shares, see “Comparison of Certain Rights of Shareholders” below.

Sky Financial has authorized 150,000,000 common shares, without par value, of which 93,108,770 shares were issued and outstanding as of March 31, 2004, and 27,647 shares were held in treasury as of that date. Each outstanding Sky Financial common share is duly authorized, validly issued, fully paid and nonassessable. The holders of Sky Financial common shares have one vote per share on each matter on which shareholders are entitled to vote. Each Sky Financial common share has an associated preferred share purchase right pursuant to Sky Financial’s existing shareholder rights plan. Directors are elected for staggered, three year terms. Specifically, the Sky Financial Board is divided into three classes, one of which is elected annually. Upon liquidation or dissolution of Sky Financial, the holders of Sky Financial common shares are entitled to share ratably in the assets that remain after creditors have been paid.

In addition, Sky Financial has authorized 10,000,000 serial preferred shares, none of which are currently outstanding. The terms of the serial preferred shares are to be established by the Sky Financial Board; therefore, if Sky Financial were to issue serial preferred shares in the future, holders thereof might have preference over the holders of Sky Financial common shares in the event of a liquidation or dissolution and may have other rights that are superior to or in addition to the rights of holders of Sky Financial common shares. Serial preferred shares have a par value of $10.00 per share. Sky Financial common shares have no par value. Holders of Sky Financial common shares have no preemptive rights, subscription rights or conversion rights.

The Sky Financial Board determines whether to declare dividends and the amount of any dividends declared. Such determinations by the Sky Financial Board take into account Sky Financial’s financial condition, results of operations and other relevant factors. While management expects to maintain its policy of paying regular cash dividends, no assurances can be given that any dividends will be declared, or, if declared, what the amount of such dividends will be. See “The Merger—Dividends” on page 40.

The Bank of New York is the transfer agent and registrar for Sky Financial common shares and will be the exchange agent for the merger.

Comparison of Certain Rights of Shareholders

Introduction

On the effective date of the merger, each Second Bancorp common share, other than treasury shares, will be converted into the right to receive 1.26 Sky Financial common shares. As a consequence of the merger and the application of Ohio law, shareholders of Second Bancorp will become shareholders of Sky Financial, and the Sky Financial articles of incorporation and the code of regulations will govern the rights of these new Sky Financial shareholders. Second Bancorp, like Sky Financial, is an Ohio corporation, and therefore, the rights of shareholders of Second Bancorp also are governed by Ohio law. The following is a summary of certain similarities and material differences between the rights of Sky Financial shareholders and Second Bancorp shareholders.

These differences arise from differences between various provisions of the Sky Financial amended and restated articles of incorporation and amended and restated code of regulations and the Second Bancorp amended and restated articles of incorporation and code of regulations. Although it is impractical to compare all of the aspects in which the companies’ charter documents differ with respect to shareholders’ rights, the following discussion summarizes the material significant differences between them and is qualified in its entirety by reference to the relevant provisions of Ohio law and the existing articles of incorporation and code of regulations of each of Second Bancorp and Sky Financial.

Authorized Shares

Sky Financial.    The Sky Financial articles of incorporation provide for 150,000,000 Sky Financial common shares, without par value, and 10,000,000 Sky Financial preferred shares, par value $10.00 per share. No serial preferred shares are currently outstanding. If Sky Financial serial preferred shares were to be issued, the rights of holders of Sky Financial common shares would be subordinated in some respects to the rights of holders of Sky Financial serial preferred shares.

Second Bancorp.    The Second Bancorp articles of incorporation provide for 30,000,000 Second Bancorp common shares, without par value.

Business Combinations

Sky Financial.    Under Ohio law, to effectuate a merger, the directors and the shareholders of the corporation that is not surviving the merger must adopt the merger agreement. For shareholder adoption, at least two-thirds of the shares entitled to vote must vote in favor of the merger agreement, unless the corporation’s articles of incorporation provide otherwise; however, a corporation’s articles may not provide for approval by less than a majority of the shares entitled to vote. In addition, if the articles of incorporation require adoption by a particular class of shareholders, those shareholders must also adopt the merger agreement as specified in the articles. Under the Sky Financial articles of incorporation, for shareholder approval of a merger agreement, a majority of shares entitled to vote must be voted in favor of the merger agreement.

Under Ohio law, the directors and shareholders of a domestic surviving corporation in a merger must also adopt the merger agreement if:

•	the articles or code of regulations of the surviving corporation require adoption of the merger agreement by shareholders;

•	the merger agreement conflicts with or changes the articles of incorporation or code of regulations of the surviving corporation;

•	the merger agreement authorizes any action that would otherwise require adoption by shareholders;

•	the merger involves the issuance or transfer of shares by the surviving corporation to the shareholders of the acquired corporation, and as a result of the transfer and immediately after consummation of the merger, the transferred shares would entitle these new shareholders to exercise at least one-sixth or more of the voting power of the surviving corporation in the election of directors; and

•	the merger agreement changes the directors of the surviving corporation in such a manner that shareholder approval is required.

This merger involves the exchange of Sky Financial common shares for Second Bancorp common shares. However, Second Bancorp shareholders who become Sky Financial shareholders will not be able to exercise more than one-sixth of the voting power in the election of Sky Financial directors. Consequently, the approval of Sky Financial’s shareholders of the merger agreement between Sky Financial and Second Bancorp is not required.

Second Bancorp.    Second Bancorp’s code of regulations provide that the holders of Second Bancorp common shares are entitled to one vote per share. Pursuant to the articles of incorporation, except for specific provisions relating to any business combination with a related party, which are not applicable to this merger, the affirmative vote of the holders of record of a majority of the issued and outstanding Second Bancorp common shares is required to approve the merger and the merger agreement with Sky Financial. In addition, the code of regulations of Second Bancorp provides that a special meeting may be called by the Chairman of the Board and requires that a special meeting be called by the Chairman of the Board or Secretary of Second Bancorp pursuant to a request in writing of a majority of the total number of the Second Bancorp Board or at the written request of Second Bancorp shareholders owning at least 25% of the outstanding common shares entitled to vote at the meeting.

Number of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations determines the number of directors, but, in most circumstances, the number may not be less than three. Unless the corporation has less than three shareholders and the articles of incorporation and code of regulations are silent, the number of directors is three. Unless the articles of incorporation or code of regulations provides otherwise, the shareholders may fix or change the number of directors at a shareholder meeting for the election of directors by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote. The Sky Financial code of regulations provides for no less than five and no more than 35 directors, the specific number of which is established by the Sky Financial Board from time to time. The Sky Financial Board has established the current number of directors at 17. To change the number of directors on the Sky Financial Board, the Sky Financial code of regulations requires the affirmative vote of 70% of the directors then in office.

Second Bancorp.    The Second Bancorp articles of incorporation provide for no less than six and no more than 18 directors, the specific number of which is established by Second Bancorp shareholders at a meeting of the shareholders called for the purpose of electing directors. The code of regulations further provides that the affirmative vote of 75% of shareholders entitled to vote and present at the meeting is required to fix or change the number of directors. Second Bancorp shareholders have established the current number of directors at 10. In addition to the authority given to Second Bancorp shareholders to fix or change the number of directors, the Second Bancorp Board may appoint up to two additional directors between annual meetings upon the affirmative vote of a majority of the directors, provided that in any case no decrease in the number of directors shall shorten the term of any incumbent director.

Classification of the Board of Directors

Sky Financial.    Under Ohio law, a corporation’s articles of incorporation or code of regulations may provide for the classification of directors into either two or three classes so long as (a) each class consists of at least three directors and (b) no director serves a term of office greater than three years. The Sky Financial code of regulations classifies the board of directors into three classes with approximately one-third of the directors elected each year. Consequently, for shareholders to change a majority of the directors on the board requires two annual meetings.

Second Bancorp.    The Second Bancorp articles of incorporation classify the board of directors into two classes, each consisting of approximately one-half of the entire board. Directors serve staggered two-year terms so that directors of one class generally are elected at each annual meeting.

Nomination of Directors

Sky Financial.    Under the Sky Financial code of regulations, either the board of directors or any shareholder entitled to vote in the election of directors may nominate a candidate for the board of directors. Shareholder nominations must be made in writing and must include the written consent of each proposed nominee to serve as a director if elected. Shareholder nominations and the required consents must be received at Sky Financial’s principal executive offices no less than 60 and no more than 90 days prior to the shareholder meeting at which directors are to be elected. If, however, notice of the meeting is mailed or disclosed to shareholders less than 75 days before the meeting date, shareholder nominations and required consents must be received by the close of business on the 15th day after notice is mailed or public disclosure is made. A shareholder’s notice to Sky Financial nominating any person who is not an incumbent director must set forth:

•	the name, age, business address and residence address of each nominee;

•	the principal occupation or employment of each nominee;

•	the class and number of Sky Financial common shares that are beneficially owned by each nominee; and

•	any other information relating to each nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Second Bancorp.    Neither the articles of incorporation nor the code of regulations of Second Bancorp require advance notice by Second Bancorp shareholders to nominate any candidate to serve as a director.

Cumulative Voting

Sky Financial.    Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. Sky Financial’s articles of incorporation have been amended in accordance with the applicable Ohio law procedures to eliminate cumulative voting in the election of directors.

Second Bancorp.    Second Bancorp’s articles of incorporation have not been amended to eliminate cumulative voting in the election of directors. Accordingly, if, in accordance with Ohio law, any Second Bancorp shareholder makes a proper request and announcement of such request is made at a meeting to elect directors, each shareholder will have votes equal to the number of directors to be elected, multiplied by the number of shares owned by such shareholder. In addition, shareholders would be entitled to distribute their votes among the candidates in any manner the shareholder wishes.

Vacancies on the Board

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations provide otherwise, the remaining directors of a corporation may fill any vacancy in the board by the affirmative vote of a majority of the remaining directors. Directors elected to fill a vacancy serve the balance of the unexpired term. Each of Sky

Financial’s and Second Bancorp’s code of regulations defer to Ohio law regarding vacancies on the board so that directors can fill such vacancies except that Second Bancorp’s article of incorporation specify that the remaining members of the applicable class of directors fill the vacancy.

Removal of Directors

Sky Financial.    Under Ohio law, shareholders have cumulative voting rights unless the corporation’s articles of incorporation have been amended in accordance with law. If cumulative voting rights have not been eliminated, shareholders of an issuing public corporation may remove, with cause, all the directors, all the directors of a particular class, or any individual director by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors or all the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against the director’s removal which, if cumulatively voted at an election of all the directors or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. The Sky Financial articles of incorporation have been amended to eliminate cumulative voting rights and its code of regulations provides that a director may be removed with or without cause and only by the affirmative vote of 70% of the Sky Financial Board.

Second Bancorp.    Since Second Bancorp’s articles of incorporation have not been amended to eliminate cumulative voting rights in the election of directors, Second Bancorp shareholders may remove all the directors, all the directors of a particular class, or any individual director in accordance with Ohio law as described above.

Special Meetings of Shareholders

Sky Financial.    Pursuant to Ohio law and the Sky Financial code of regulations, any of the following persons may call a special meeting of shareholders: the Chairman of the Board, the Chief Executive Officer, the President, the directors by action at a meeting, a majority of the directors acting without a meeting and holders of Sky Financial common shares representing at least 50% of the outstanding shares entitled to vote at the special meeting.

Second Bancorp.    Pursuant to Ohio law and the Second Bancorp code of regulations, the Chairman of the Board may call a special meeting of shareholders. In addition, the Chairman of the Board or the Secretary is required to call a special meeting of shareholders upon the written request of a majority of the Second Bancorp Board or the written request of shareholders owning at least 25% of the outstanding common shares entitled to vote at the meeting.

Corporate Action Without a Shareholder Meeting

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations prohibits action by shareholders without a meeting, shareholders may act without a meeting on any action required or permitted to be taken at a shareholder meeting, provided that all shareholders entitled to notice of the meeting sign a writing authorizing the action, and the shareholders file this writing with the corporation. Neither Sky Financial’s nor Second Bancorp’s articles of incorporation or code of regulations alter this right.

Amendments to the Articles of Incorporation

Sky Financial.    Under Ohio law, shareholders may adopt amendments to the articles of incorporation by the affirmative vote of two-thirds of the shares entitled to vote on the proposal unless the corporation’s articles of incorporation provide for a greater or lesser vote; however, the articles of incorporation must require the vote of at least a majority of shares entitled to vote. The Sky Financial articles of incorporation provide that, except for specific provisions relating to an amendment with respect to Sky Financial serial preferred shares, shareholders may amend the articles of incorporation by the affirmative vote of a majority of the outstanding Sky Financial common shares voting as a class. If, however, the amendment to the articles of incorporation is inconsistent with or would have the effect of amending specific sections of the code of regulations, then adoption of the amendment would require the same vote as would be required to amend those sections.

Second Bancorp.    The Second Bancorp articles of incorporation provide that specific provisions relating to (a) the number, classification, election and term of office of directors, (b) indemnification of officers, directors, employees and agents of Second Bancorp, (c) approval of specific types of business combinations, and (d) voting power of shareholders may be amended only by the affirmative vote of 75% of the outstanding Second Bancorp common shares entitled to vote on such proposals. Except for those provisions, shareholders may amend the articles of incorporation by the affirmative vote of a majority of the outstanding Second Bancorp common shares entitled to vote on such proposals.

Amendments to the Code of Regulations

Sky Financial.    Under Ohio law, shareholders may amend or adopt regulations consistent with Ohio law and the corporation’s articles of incorporation, by the affirmative vote of a majority of shares entitled to vote if done at a shareholder meeting. For shareholders to amend the code of regulations without a meeting requires the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal. Ohio law provides that a corporation’s articles of incorporation or code of regulations may increase or decrease the required shareholder vote, but may not allow approval by less than a majority of the voting power. Except for specific exceptions, the Sky Financial code of regulations requires the affirmative vote of only a majority of shares entitled to vote to amend the code of regulations. The exceptions are for any amendment with respect to the number, classification, election, term of office or removal of directors, which require the affirmative vote of at least 75% of the shares entitled to vote unless the amendment has been recommended by at least 70% of the Sky Financial Board.

Second Bancorp.    With a few exceptions, the Second Bancorp code of regulations requires the affirmative vote of a majority of the shares entitled to vote to amend the code or regulations or to adopt new regulations. The exceptions, which provisions may be amended only by the affirmative vote or written consent of 75% of the outstanding Second Bancorp common shares entitled to vote on such matters, relate to (a) the number, election and appointment, in the event of a vacancy, of directors, (b) indemnification of officers, directors, employees and agents, (c) precedence of the articles of incorporation over inconsistent provisions in the code of regulations and (d) the required vote to amend the code of regulations.

Preemptive Rights

If shareholders are entitled to preemptive rights, a corporation offering its shares for cash must provide those shareholders with the opportunity to purchase the offered shares in proportion to their current holdings at a fixed price before the corporation may offer the shares for sale to the public. Under Ohio law as currently enacted, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. However, at the time the articles of incorporation of Sky Financial and Second Bancorp were adopted, Ohio law stated that shareholders had preemptive rights unless the corporation’s articles of incorporation provided otherwise. Shareholders of Sky Financial and Second Bancorp do not have preemptive rights.

Dividends

Under Ohio law, directors may declare dividends on outstanding shares of the corporation. The dividends may be paid in cash, property or shares of the corporation so long as the dividends do not exceed the combination of the surplus of the corporation and the difference between:

•	the reduction in surplus that results from the immediate recognition of the transition obligations under statement of financial accounting standards no. 106 (SFAS No. 106), issued by the financial accounting standards board; and

•	the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend if the corporation had elected to amortize its recognition of the transition obligation under SFAS No. 106.

Ohio law and Sky Financial’s articles of incorporation place other restrictions on the payment of dividends, including the following:

•	dividends may not be paid to shareholders of any class in violation of the rights of shareholders of any other class;

•	dividends may not be paid when the corporation is insolvent or when there is reasonable ground to believe that payment of the dividend would result in insolvency; and

•	if any portion of a dividend is paid out of capital surplus, the corporation must notify each shareholder receiving the dividend of the kind of surplus out of which the dividend is being paid.

Indemnification of Directors, Officers and Employees

Under Ohio law, generally, a corporation may indemnify any director, officer, employee or agent for reasonable expenses incurred in connection with the defense or settlement of any threatened, pending or completed action or suit related to the person’s position with the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Ohio law requires a corporation to indemnify any person for reasonable expenses incurred if he or she was successful in the defense of any action, suit or proceeding or part thereof. Ohio law prohibits indemnification of a person finally judged to have been knowingly fraudulent or deliberately dishonest or who has acted with willful misconduct or in violation of applicable law. Finally, Ohio law requires a corporation to provide expenses to a person in advance of final disposition of the action, suit or proceeding if the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to indemnification.

Sky Financial.    The Sky Financial code of regulations provides for indemnification to the fullest extent permitted by law. In addition, Sky Financial has entered into indemnification agreements that expand the indemnification rights of directors. Pursuant to these agreements, indemnitees would receive the highest available of the following:

•	benefits provided by Sky Financial’s code of regulations as of the date of the indemnification agreement;

•	benefits provided by Sky Financial’s code of regulations in effect at the time the indemnification expenses are incurred;

•	benefits allowable under Ohio law in effect on the date of the indemnification agreement;

•	benefits allowable under the law of the jurisdiction under which Sky Financial exists at the time the indemnifiable expenses are incurred;

•	benefits available under liability insurance obtained by Sky Financial; or

•	such other benefits otherwise available to the indemnitees.

The indemnification rights granted under these agreements are subject, however, to some restrictions, including a provision that a corporation may not indemnify a person if a court determines by clear and convincing evidence that the person acted or failed to act with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial, and a provision that a corporation may not indemnify a person for any civil money penalty, judgment, liability or legal expense resulting from any proceeding instituted by any federal banking agency.

Second Bancorp.    The Second Bancorp articles of incorporation and code of regulations provide for indemnification of its directors, officers, employees and agents to the fullest extent permitted by Ohio law. Second Bancorp is authorized to purchase and maintain insurance for any director, officer, employee, agent or other person serving at the request of Second Bancorp.

Limitation of Personal Liability of Directors

Under Ohio law, a director of an Ohio corporation shall not be found to have violated his or her fiduciary duties to the corporation or its shareholders unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, under Ohio law, a director is liable in damages for any action or failure to act as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, unless the corporation’s articles of incorporation or code of regulations make this provision inapplicable by specific reference. Neither of Sky Financial’s nor Second Bancorp’s articles of incorporation and code of regulations make this provision inapplicable.

Anti-takeover Protection

Control Share Acquisition Provisions

A control share acquisition is the acquisition, directly or indirectly, by a person of shares that, when added to the voting power the person already has, would entitle the person to cast, for the first time, a percentage of votes within particular ranges as defined by statute.

Ohio law contains control share acquisition provisions that apply to a corporation unless the corporation’s articles of incorporation or code of regulations state that the control share acquisition provision does not apply. The Ohio control share acquisition provision prohibits a control share acquisition unless the shareholders of the corporation approve the acquisition by vote of a majority of shares represented at the meeting and of a majority of disinterested shares represented at the meeting.

Sky Financial.    The Sky Financial articles of incorporation provide that the relevant statutory control share acquisition provisions do not apply to Sky Financial.

Second Bancorp.    Second Bancorp is subject to the control share provisions, but under Ohio law, such provisions do not apply to the merger of Sky Financial and Second Bancorp because such combination, if consummated, will have been approved by a majority vote of the holders of record of the issued and outstanding Second Bancorp common shares.

Transactions Involving Interested Shareholders

Under Ohio law, an issuing public corporation is prohibited from entering into a “Chapter 1704 transaction,” defined below, with the direct or indirect beneficial owner of 10% or more of the corporation’s shares for at least three years after the shareholder attains 10% ownership unless, before the shareholder attains 10% ownership, the board of directors approves either the Chapter 1704 transaction or the purchase of shares resulting in 10% ownership.

A Chapter 1704 transaction is broadly defined to include, among other things:

•	a merger or consolidation involving the corporation and the 10% shareholder;

•	a sale or purchase of substantial assets between the corporation and the 10% shareholder;

•	a reclassification, recapitalization or other transaction proposed by the 10% shareholder that results in an increase in the proportion of shares beneficially owned by the 10% shareholder; and

•	the receipt by the 10% shareholder of a loan, guarantee, other financial assistance or tax benefit not received proportionately by all shareholders.

Ohio law restricts these types of transactions between a corporation and a 10% shareholder even after the three-year period. At that time, such a transaction may proceed only if:

•	the board of directors had approved the purchase of shares that gave the shareholder his 10% ownership;

•	the transaction is approved by the holders of shares of the corporation with at least two-thirds of the voting power of the corporation, or such other percent as the articles of incorporation specify, and at least a majority of the disinterested shares; or

•	the transaction results in shareholders other than the 10% shareholder receiving a prescribed fair price plus interest for their shares.

Sky Financial and Second Bancorp currently are subject to this provision of Ohio law and have complied with such provision since the Second Bancorp Board has specifically approved the merger (a Chapter 1704 transaction) with Sky Financial.

Anti-Greenmail Provisions

Under Ohio law, subject to some exceptions, a corporation may recover any profit realized from the disposition of equity securities by a person who, within 18 months before disposition, made a proposal or publicly disclosed the intention or possibility of making a proposal to acquire control of the corporation. Ohio law allows a corporation to opt out of this provision by specifically stating in its articles of incorporation or code of regulations that this provision does not apply. Currently, Sky Financial and Second Bancorp are subject to this provision of Ohio law.

Shareholder Rights Plans

Sky Financial.    Sky Financial has a shareholder rights plan that was adopted July 21, 1998. The Sky Financial Board has declared a dividend of one preferred share purchase right for each share of Sky Financial common stock outstanding pursuant to the shareholder rights plan. This right also will be attached to each share of Sky Financial common stock subsequently issued, including the Sky Financial common shares to be issued to Second Bancorp shareholders in exchange for the Second Bancorp common shares in the merger. If triggered, the shareholder rights plan would cause substantial dilution to a person or group of persons that acquires more than 10% of Sky Financial’s outstanding common shares on terms not approved by the Sky Financial Board. This shareholder rights plan could discourage or make more difficult a merger, tender offer or other similar transaction with Sky Financial.

Second Bancorp.    Second Bancorp does not have a shareholder rights plan.

Sky Financial and Second Bancorp Unaudited Pro Forma

Condensed Combined Financial Statements

The following unaudited pro forma condensed combined consolidated balance sheet and statement of income are based on the historical consolidated financial statements of Sky Financial and Second Bancorp and give effect to the merger to be accounted for under the purchase method of accounting.

Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Second Bancorp will be recorded at estimated fair values at the time the merger is consummated. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The adjustments necessary to record tangible and identifiable intangible assets and liabilities at fair value will be amortized to income and expense over the estimated remaining lives of the related assets and liabilities. Goodwill will be subject to an annual test for impairment and the amount impaired, if any, will be charged to expense at the time of impairment.

The following unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2003 and the unaudited pro forma condensed combined consolidated statement of income for the year ended December 31, 2003 have been prepared to reflect Sky Financial’s acquisition of Second Bancorp as if the acquisition had occurred on December 31, 2003, with respect to the balance sheet and as of January 1, 2003 with respect to the statement of income, in each case giving effect to the pro forma adjustments described in the accompanying notes.

The pro forma adjustments are based on estimates made for the purpose of preparing these pro forma financial statements. The actual adjustments to the accounts of Sky Financial will be made based on the underlying historical financial data and fair value of Second Bancorp’s assets and liabilities at the time of the transaction. Sky Financial’s management believes that the estimates used in these pro forma financial statements are reasonable under the circumstances.

The pro forma condensed combined consolidated balance sheet and statement of income have been prepared based on the purchase method of accounting assuming 11,934,000 Sky Financial common shares will be issued. For a discussion of the purchase method of accounting, see “The Merger—Accounting Treatment on page 38.”

The unaudited pro forma condensed combined consolidated balance sheet as of December 31, 2003 is not necessarily indicative of the combined financial position had the merger been effective at that date. The unaudited pro forma condensed combined consolidated statement of income is not necessarily indicative of the results of operations that would have occurred had the merger been effective at the beginning of the period indicated, or of the future results of operations of Sky Financial. These pro forma financial statements should be read in conjunction with the historical financial statements and the related notes incorporated elsewhere in this document.

These pro forma financial statements do not include the effects of any potential cost savings that management believes will result from operating the Second Bancorp banking business as branches and combining certain operating procedures.

Sky Financial Group, Inc.

Second Bancorp Incorporated

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

December 31, 2003

	Sky Financial Historical	Second Bancorp Historical	Combined Sky Financial and Second Bancorp	Pro Forma Adjustments	Combined Company
	(Dollars in thousands)
Assets
Cash and due from banks	$264,778	$40,773	$305,551	$(12,632)	$292,919
Interest-earning deposits with financial institutions	100,475	—	100,475	—	100,475
Federal Funds Sold	—	6,529	6,529	—	6,529
Loans held for sale	21,091	32,414	53,505	—	53,505
Securities available for sale	2,511,369	620,696	3,132,065	—	3,132,065
Total loans	9,385,028	1,317,406	10,702,434	(8,435)	10,693,999
Less allowance for credit losses	144,749	18,874	163,623	—	163,623

Net loans	9,240,279	1,298,532	10,538,811	(8,435)	10,530,376
Premises and equipment	154,242	19,013	173,255	—	173,255
Goodwill	185,859	16,700	202,559	221,572	424,131
Core deposit and other identified intangibles	51,155	3,347	54,502	23,000	77,502
Accrued interest receivable and other assets	367,246	78,757	446,003	(4,987)	441,016

Total Assets	$12,896,494	$2,116,761	$15,013,255	$218,518	$15,231,773

Liabilities
Deposits
Non-interest-bearing deposits	$1,232,591	$170,176	$1,402,767	$—	$1,402,767
Interest-bearing deposits	7,282,261	1,045,166	8,327,427	8,540	8,335,967

Total deposits	8,514,852	1,215,342	9,730,194	8,540	9,738,734
Securities sold under repurchase agreements and federal funds purchased	994,896	216,761	1,211,657	—	1,211,657
Debt and Federal Home Loan Bank advances	2,061,946	501,350	2,563,296	30,102	2,593,398
Subordinated debentures to unconsolidated trust subsidiaries	164,806	31,537	196,343	1,349	197,692
Accrued interest payable and other liabilities	161,418	14,755	176,173	2,716	178,889

Total Liabilities	11,897,918	1,979,745	13,877,663	42,707	13,920,370
Shareholders’ Equity
Common Stock	764,860	42,973	807,833	269,854	1,077,687
Retained Earnings	234,000	131,050	365,050	(131,050)	234,000
Treasury Stock	(742)	(36,173)	(36,915)	36,173	(742)
Accumulated other comprehensive income	458	(834)	(376)	834	458

Total Shareholders’ Equity	998,576	137,016	1,135,592	175,811	1,311,403

Total Liabilities And Equity	$12,896,494	$2,116,761	$15,013,255	$218,518	$15,231,773

The accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated

Financial Data are an integral part of the pro forma financial statements

Sky Financial Group, Inc.

Second Bancorp Incorporated

Unaudited Pro Forma Condensed Combined

Consolidated Statement of Income

For The Year Ended December 31, 2003

	Sky Financial Historical	Second Bancorp Historical		Combined Sky Financial and Second Bancorp	Pro Forma Adjustments	Combined Company
	(Dollars in thousands, except per share data)
Interest Income
Loans, including fees	$561,651	$76,493		$638,144	$1,400	$639,544
Securities
Taxable	99,998	22,919		122,917	—	122,917
Nontaxable	653	2,834		3,487	—	3,487
Federal funds sold and other	633	316		949	—	949

Total Interest Income	662,935	102,562		765,497	1,400	766,897
Interest Expense
Deposits	143,205	21,798		165,003	(4,315)	160,688
Borrowed funds	99,527	24,893		124,420	(4,652)	119,768

Total interest expense	242,732	46,691		289,423	(8,967)	280,456

Net interest income	420,203	55,871		476,074	10,367	486,441
Provision for credit losses	42,712	7,610		50,322	—	50,322

Net interest income after provision for credit losses	377,491	48,261		425,752	10,367	436,119
Non-Interest Income
Trust services income	14,348	2,560		16,908	—	16,908
Service charges and fees on deposit accounts	38,207	6,259		44,466	—	44,466
Mortgage banking income	47,832	10,194		58,026	—	58,026
Brokerage and insurance commissions	42,686	—		42,686	—	42,686
Net securities gains	871	4,584		5,455	—	5,455
Other income	37,406	14,970	*	52,376	—	52,376

Total Non-Interest Income	181,350	38,567		219,917	—	219,917

Non-Interest Expenses
Salaries and employee benefits	172,842	29,583		202,425	—	202,425
Occupancy and equipment expense	51,404	8,792		60,196	—	60,196
Merger, integration and restructuring expense	4,577	—		4,577	—	4,577
Amortization of intangibles	6,896	467		7,363	5,111	12,474
Other operating expense	88,050	15,921		103,971	—	103,971

Total Non-Interest Expenses	323,769	54,763		378,532	5,111	383,643

Income before income taxes	235,072	32,065		267,137	5,256	272,393
Income taxes	78,455	8,910		87,365	1,840	89,205

Net income	$156,617	$23,155		$179,772	$3,416	$183,188

Earnings per common share:
Basic	$1.75					$1.80
Diluted	1.73					1.79
Average shares outstanding:
Basic	89,630,000			89,630,000	11,934,000	101,564,000
Diluted	90,404,000			90,404,000	11,934,000	102,338,000

*	Other income includes a gain of $5.6 million for the sale of branches by Second during 2003.

The accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated

Financial Data are an integral part of the pro forma financial statements

Sky Financial Group, Inc.

Second Bancorp Incorporated

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data

December 31, 2003

(Dollars in thousands)

Note 1:    Basis of Presentation

The unaudited Pro Forma Condensed Combined Consolidated Financial Data has been prepared assuming that the merger of Sky Financial and Second Bancorp will be accounted for under the purchase method of accounting and is based on the historical consolidated financial statements of Sky Financial and Second Bancorp, which have been adjusted to reflect the historical cost of Second Bancorp’s assets and liabilities at their fair value. In addition, pro forma adjustments have been included to give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact on the combined company. Pro forma adjustments for the Pro Forma Condensed Combined Consolidated Statement of Income include amortization of core deposit intangibles, other intangible assets, and other adjustments based on the allocated purchase price of net assets acquired.

Note 2:    Second Bancorp Merger Related Charges

In connection with the merger of Sky Financial and Second Bancorp, Second Bancorp expects to incur pre-tax merger related charges of approximately $15,600. These charges are expected to include $10,600 in severance and other employee related payments, and $5,000 in investment banking, legal and accounting fees. An accrual for the merger related charges and related tax effect of $3,710 has been reflected in the pro forma adjustments to the unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of December 31, 2003. Since these charges are not expected to have a continuing effect on the operations of the combined company, they are not included in the unaudited Pro Forma Condensed Combined Consolidated Statement of Income.

Note 3:    Sky Financial Related Charges

The Pro-Forma Condensed Combined Consolidated Statement of Income excludes estimated merger expense of approximately $4,000 expected to be incurred during fiscal 2004 in connection with the merger of Second Bancorp as follows:

Compensation, bonuses and other related benefits	$3,000
Conversion and other costs	1,000

Note 4:    Pro Forma Condensed Combined Consolidated Balance Sheet Adjustments

Under purchase accounting, Second Bancorp’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair value adjustments have been determined by Sky Financial based upon available information. Sky Financial cannot be sure that such estimated values represent the fair value that ultimately would be determined as of the acquisition date.

Sky Financial Group, Inc.

Second Bancorp Incorporated

Notes To Unaudited Pro Forma Condensed Combined Consolidated Financial Data—(continued)

The following are the pro forma adjustments made to record the transaction and to adjust Second Bancorp’s assets and liabilities to their estimated fair values at December 31, 2003:

Purchase Price of Second Bancorp:
Market value (as of market close on January 8, 2004) of 11,933,928 Sky Financial common shares to be issued, net of issuance costs	$312,827
Cash to be issued in exchange for Second Bancorp common shares	138
Cash to be issued in exchange for Second Bancorp stock options	9,594
Direct acquisition costs (investment banking, legal, etc.)	2,900

$325,459

Historical net assets of Second Bancorp at December 31, 2003	$137,016
Accrual of Second Bancorp merger related charges	(15,600)
Fair market value adjustments as of December 31, 2003:
Loans	(8,435)
Other assets	(4,987)
Deposits	(8,540)
Debt and Federal Home Loan Bank advances	(30,102)
Subordinated debentures to unconsolidated trust subsidiaries	(1,349)
Defined benefit pension obligation	(2,263)
Core deposit intangible and other identified intangible assets	23,000
Goodwill	221,572
Deferred taxes on purchase accounting adjustments	15,147

$325,459

Sky Financial is in the process of completing the allocation of the purchase price, which includes obtaining additional appraisals. Additional fair market value adjustments may be identified and recorded in the future, as appropriate, based upon the information available at that time.

The pro forma adjustment to cash and due from banks includes cash paid in exchange for Second Bancorp common shares of $138, cash paid in exchange for Second Bancorp’s stock options of $9,594 and cash paid for direct acquisition costs of $2,900.

Note 5:    Shareholders’ Equity

Under the terms of the merger agreement, Second Bancorp shareholders will be entitled to receive, in exchange for each Second Bancorp common share owned, 1.26 Sky Financial common shares. Based on the aggregate issued and outstanding number of Second Bancorp common shares at December 31, 2003, Second Bancorp shareholders will receive approximately 11,933,928 Sky Financial common shares. The issued Sky Financial common shares will be newly issued.

Approximately 105,026,000 Sky Financial common shares will be issued and outstanding for the combined company after the merger.

Sky Financial Group, Inc.

Second Bancorp Incorporated

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Data—(continued)

Note 7:    Average Shares Outstanding

The pro forma weighted average shares outstanding is based on the historical Sky Financial weighted average shares outstanding plus 11,933,928 Sky Financial common shares to be issued to Second Bancorp shareholders.

Note 8:    Pro Forma Condensed Consolidated Combined Statement of Income Adjustments

For purposes of determining the pro forma effect of the Second Bancorp acquisition on the statement of income, the following pro forma adjustments have been made as if the acquisition had occurred as of January 1, 2003:

Year ended December 31, 2003
Yield adjustment for interest income on loans	$1,400
Yield adjustment for interest expense on deposits	4,315
Yield adjustment for interest expense on borrowed funds	4,652
Amortization of core deposit and other intangible assets	(5,111)

5,256
Tax impact of pro forma adjustments	(1,840)

$3,416

The following assumptions were utilized for purposes of determining the pro forma effect of the Second Bancorp acquisition on the unaudited Pro Forma Condensed Combined Consolidated Statement of Income:

	Weighted Average Remaining Term/Useful Life	Method of Amortization or Accretion
Loans	7 years	Interest Method
Securities available for sale	5.8 years	Interest Method
Deposits	2 years	Interest Method
Debt and Federal Home Loan Bank advances	8 years	Interest Method
Core deposit and other intangible assets	8 years	Accelerated

Experts

The consolidated financial statements of Sky Financial as of December 31, 2003, and for the year then ended, incorporated in this document by reference from Sky Financial’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 147, “Acquisitions of Certain Financial Institutions”), which is also incorporated in this document by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Crowe Chizek and Company LLC has audited the consolidated financial statements of Sky Financial as of December 31, 2002 and for the years ended December 31, 2002 and 2001, incorporated in this document by reference, as set forth in their report that also is incorporated by reference. We have incorporated by reference the financial statements audited by Crowe Chizek and Company LLC based on their report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, has audited the consolidated financial statements included in the Annual Report of Second Bancorp, Inc. on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this document. The financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Legal Opinion

Squire, Sanders & Dempsey L.L.P. has rendered a legal opinion stating that Sky Financial has duly authorized the issuance of the Sky Financial common shares offered hereby and that the common shares, when issued in accordance with the merger agreement, will be validly issued and outstanding, fully paid and non-assessable.

Indemnification

The code of regulations of Sky Financial provides that Sky Financial will indemnify any director or officer of Sky Financial or any person who is or has served at the request of Sky Financial as a director, officer or trustee of another corporation, joint venture, trust or other enterprise and his or her heirs, executors and administrators against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually or reasonably incurred because he or she is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. This indemnification is to the full extent and according to the procedures and requirements of Ohio law.

In addition, Sky Financial has entered into indemnification agreements with each of its directors that expand the indemnitees’ rights in the event that Ohio law and Sky Financial’s code of regulations are further changed. The indemnification rights available under the agreements are subject to some exclusions, including a provision that no indemnification shall be made if a court determines by clear and convincing evidence that the indemnitee has failed to act or has acted with deliberate intent to cause injury to, or with reckless disregard for the best interests of, Sky Financial, and a provision that a corporation may not indemnify a person for any civil money penalty, judgment, liability or legal expense resulting from any proceeding instituted by the Office of the Comptroller of the Currency.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sky Financial pursuant to the foregoing provisions, Sky Financial has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable.

Second Bancorp 2004 Annual Meeting Shareholder Proposals

The date for the Second Bancorp 2004 annual meeting of shareholders has not yet been scheduled pending the consideration by the Second Bancorp shareholders of the merger at the Second Bancorp special meeting as described in this document. In the event that the Second Bancorp 2004 annual meeting of shareholders is held, proposals of shareholders intended to be presented at that meeting must have been received by November 8, 2003, for inclusion in Second Bancorp’s proxy statement and form of proxy relating to the 2004 annual meeting of shareholders. If the notice was not received by Second Bancorp by that date, the proposal may not be included in its proxy statement or form of proxy. A shareholder that desired to present a proposal at the 2004 annual meeting without seeking to include the proposal in Second Bancorp’s proxy materials for that meeting must have provided notice of the proposal to Second Bancorp no later than January 22, 2004. If the shareholder failed to submit a proposal within this time frame, Second Bancorp is entitled to use its discretionary voting authority on that proposal, without any discussion of the matter in Second Bancorp’s proxy materials. However, if the Second Bancorp 2004 annual meeting is held after May 17, 2004, a shareholder proposal must be received within a reasonable time before Second Bancorp begins to print and mail its proxy materials for the 2004 annual meeting of shareholders.

Other Matters

The Second Bancorp Board is not aware of any matters that are to be presented at the special meeting of shareholders other than those specifically set forth in this document and in the notice of the special meeting.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

January 8, 2004

by and between

SECOND BANCORP INCORPORATED

and

SKY FINANCIAL GROUP, INC.

A-i

(continued)

A-ii

This AGREEMENT AND PLAN OF MERGER, dated as of January 8, 2004 (this “Agreement”), is by and between Second Bancorp Incorporated (“SBI”) and Sky Financial Group, Inc. (“Sky”).

RECITALS

A.    SBI.    SBI is a financial holding company and an Ohio corporation, having its principal place of business in Warren, Ohio.

B.    Sky.    Sky is a financial holding company and an Ohio corporation, having its principal place of business in Bowling Green, Ohio.

C.    Intentions of the Parties.    It is the intention of the parties to this Agreement that the business combinations contemplated hereby be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended.

D.    Board Action.    The respective Boards of Directors of each of Sky and SBI have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combinations provided for herein.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

Certain Definitions

1.01    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means any tender or exchange offer for more than 9.9% of the equity securities of SBI or Bank, any proposal for a merger, consolidation or other business combination involving SBI or Bank, or any proposal or offer to acquire in any manner more than a 9.9% equity interest in, or all or substantially all of the assets or deposits of, SBI or Bank, other than the transactions contemplated by this Agreement.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“Bank” means Second National Bank, a national bank that is a wholly-owned subsidiary of SBI.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation and Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

“Consultants” has the meaning set forth in Section 5.03(m)(i).

“Directors” has the meaning set forth in Section 5.03(m)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Dissenting Shares” means SBI Shares with respect to which rights pursuant to Section 1701.85 of the OGCL have been properly exercised.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Time” means the effective time of the Merger, as provided for in Section 2.04.

“Employees” has the meaning set forth in Section 5.03(m)(i). All references herein to “employees of SBI” or “SBI employees” shall be deemed to mean employees of SBI and its Subsidiaries.

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

“ERISA Affiliate Plan” has the meaning set forth in Section 5.03(m)(iii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04.

“Exchange Fund” has the meaning set forth in Section 3.04.

“Exchange Ratio” has the meaning set forth in Section 3.01.

“Fairness Opinion” has the meaning set forth in Section 7.01(f).

“FDIA” has the meaning set forth in Section 5.03(cc).

“FDIC” means the Federal Deposit Insurance Corporation.

“Fill Offer” has the meaning set forth in Section 8.01(e).

“Fill Option” has the meaning set forth in Section 8.01(e).

“FRB” shall mean the Federal Reserve Board.

“GAAP” shall mean generally accepted accounting principles as adopted for U.S. accounting principles, practices and methods.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Indemnified Party” has the meaning set forth in Section 6.12(a).

“Information” has the meaning set forth in Section 6.05(b).

“IRS” has the meaning set forth in Section 5.03(m)(ii).

The term “knowledge” means, with respect to a party hereto, actual knowledge of any officer of that party with the title of not less than a senior vice president, or that party’s in-house counsel, if any, or any director of either party owning greater than ten percent (10%) of such party’s outstanding common shares.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Material Adverse Effect” means, with respect to Sky or SBI, any effect that (i) is material and adverse to the financial position, results of operations or business of Sky and its Subsidiaries taken as a whole, or SBI and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Sky or SBI to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (b) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP (c) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (d) actions or omissions of a party that have been waived in accordance with Section 9.02 hereof.

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as set forth in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 2.01.

“NASD” means The National Association of Securities Dealers.

“NASDAQ” means The NASDAQ Stock Market, Inc.’s National Market System.

“New Certificates” has the meaning set forth in Section 3.04.

“OCC” means the Office of the Comptroller of the Currency.

“ODFI” means the Ohio Department of Commerce, Division of Financial Institutions.

“OGCL” means the Ohio General Corporation Law.

“Old Certificates” has the meaning set forth in Section 3.04.

“OSS” means the Office of the Secretary of State of the State of Ohio.

“Parent Merger” has the meaning set forth in Section 2.01.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section whether or not an explicit cross-reference appears in the Disclosure Schedule.

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.03(a).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the issuance of deposits (including, without limitation, the OCC, ODFI, FRB and the FDIC) or the supervision or regulation of it or any of its subsidiaries.

“Related Party Transaction” shall mean those transactions described in Item 401 in Regulation S-K promulgated under the federal securities laws.

“Retention Bonus Agreement” has the meaning set forth in Section 4.01(d).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

“SBI” has the meaning set forth in the preamble to this Agreement.

“SBI Affiliate” has the meaning set forth in Section 6.07.

“SBI Articles” means the Amended and Restated Articles of Incorporation, as amended, of SBI.

“SBI Board” means the Board of Directors of SBI.

“SBI Code” means the Code of Regulations of SBI.

“SBI Financial Statements” has the meaning set forth in Section 5.03(q)(vii).

“SBI Meeting” has the meaning set forth in Section 6.02.

“SBI Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(u).

“SBI SEC Documents” has the meaning set forth in Section 5.03(g).

“SBI Shares” means the common shares, without par value, of SBI.

“SBI Stock Option” has the meaning set forth in Section 3.06.

“SBI Stock Plan” means the option plans and agreements of SBI and its Subsidiaries pursuant to which rights to purchase SBI Shares are outstanding immediately prior to the Effective Time pursuant to the SBI Incentive Stock Option Plan, the Amended SBI 1998 Non-Qualified Stock Option Plan and the 2003 Equity Ownership Plan of SBI.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Sky Articles” means the Amended and Restated Articles of Incorporation of Sky, as amended.

“Sky Bank” means Sky Bank, an Ohio banking corporation that is a wholly-owned subsidiary of Sky.

“Sky Board” means the Board of Directors of Sky.

“Sky Code” means the Amended and Restated Code of Regulations of Sky.

“Sky Common Shares” means the common shares, without par value, of Sky.

“Sky Off Balance Sheet Transaction” has the meaning set forth in Section 5.04(q).

“Sky Preferred Shares” means the serial preferred stock, par value $10.00 per share, of Sky.

“Sky SEC Documents” has the meaning set forth in Section 5.04(g)(i).

“Sky Shares” means the Sky Common Shares and Sky Preferred Shares.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Treasury Stock” shall mean SBI Shares held by SBI or any of its Subsidiaries or by Sky or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

ARTICLE II

The Merger

2.01    The Parent Merger.    At the Effective Time, (i) SBI shall be merged with and into Sky (the “Parent Merger”), and (ii) the separate corporate existence of SBI shall cease and Sky shall survive and continue to exist as an Ohio corporation (Sky, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The Sky Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the Sky Code, as in effect immediately prior to the Effective Time, shall be the Code of Regulations of the Surviving Corporation. Sky may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of SBI Shares as provided for in Article III of this Agreement (subject to adjustment as provided in Sections 3.05 and 8.01(e)) (the “Merger Consideration”), (ii) adversely affect the tax treatment of SBI’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

2.02    The Subsidiary Merger.    At the time determined by Sky and specified by Sky Bank in its Certificate of Merger filed with the OSS (which shall not be earlier than the Effective Time), Bank shall merge with and into Sky Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Bank and Sky Bank and filed with the OSS, as required. Sky, in its discretion, shall determine which banking entity shall survive following the consummation of the Subsidiary Merger; however, it is anticipated that the separate corporate existence of Bank shall cease and Sky Bank shall survive and continue to exist as a state banking corporation. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to as the “Merger”.)

2.03    Effectiveness of the Parent Merger.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing in the office of the OSS of a certificate of merger in accordance with Section 1701.81 of the OGCL, or such later date and time as may be set forth in such filing.

2.04    Effective Date and Effective Time.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, Sky shall cause the effective date of the Parent Merger (the “Effective Date”) to occur (i) as soon as reasonably practicable after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement (but in no event later than the last business day in the month immediately following the month in which all waiting periods under Regulatory Authority approval or any extension thereof have expired); or (ii) on such other date to which the parties may agree in writing; provided, however, that the Effective Date shall not fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires. The time on the Effective Date when the Parent Merger shall become effective is referred to as the “Effective Time.”

ARTICLE III

Consideration; Exchange Procedures

3.01    Merger Consideration.    Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person:

(a)    Outstanding SBI Shares.    Each SBI Share, excluding Treasury Stock and Dissenting Shares, issued and outstanding immediately prior to the Effective Time shall become and be converted into one and twenty-six one hundredths (1.26) of a Sky Common Share (the “Exchange Ratio”). The Exchange Ratio shall be subject to adjustment as set forth in Sections 3.05, 8.01(b) and 8.01(e).

(b)    Treasury Shares.    Each SBI Share held as Treasury Stock and each SBI Share held by Sky immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(c)    Dissenting Shares.    Dissenting Shares shall not be exchanged for Sky Common Shares but rather shall be entitled to the rights set forth in Sections 1701.84 and 1701.85 of the OGCL. Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions (except dividends or other distributions payable to shareholders of record of SBI at a date which is prior to the Effective Date) and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the OGCL.

(d)    Outstanding Sky Common Shares.    Each Sky Common Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

3.02    Rights as Shareholders; Stock Transfers.    At the Effective Time, holders of SBI Shares shall cease to be, and shall have no rights as, shareholders of SBI, other than to receive any dividend or other distribution with respect to such SBI Shares with a record date occurring prior to the Effective Time and the consideration provided under this Article III, and the appraisal rights in the case of Dissenting Shares. After the Effective Time, there shall be no transfers on the stock transfer books of SBI or the Surviving Corporation of any SBI Shares.

3.03    Fractional Shares.    Notwithstanding any other provision hereof, no fractional Sky Common Shares and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Sky shall pay to each holder of SBI Shares who would otherwise be entitled to a fractional Sky Common Share (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional Sky Common Share to which the holder would be entitled by the average closing price of Sky Common Shares (as reported by the NASDAQ, as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten (10) trading days immediately preceding the Effective Date.

3.04    Exchange Procedures.

(a)    At or prior to the Effective Time, Sky shall deposit, or shall cause to be deposited, with The Bank of New York (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing SBI Shares (“Old Certificates”), for exchange in accordance with this Article III, certificates representing the Sky Common Shares (“New Certificates”) and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions having a record date occurring on or after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article III in exchange for outstanding SBI Shares.

(b)    As promptly as practicable after the Effective Date, Sky shall send or cause to be sent to each former holder of record of SBI Shares immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder’s Old Certificates for the consideration set forth in this Article III. Sky shall cause the New Certificates into which shares of a shareholder’s SBI Shares are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such SBI Shares (or an indemnity affidavit reasonably satisfactory to Sky and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder together with a duly completed and executed letter of transmittal. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such person shall be entitled to receive pursuant to this Article III upon such delivery.

(c)    Notwithstanding the foregoing, neither the Exchange Agent, if any, nor any party hereto shall be liable to any former holder of SBI Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d)    No dividends or other distributions with respect to Sky Common Shares with a record date occurring on or after the Effective Date shall be paid to the holder of any unsurrendered Old Certificate representing SBI Shares converted in the Merger into the right to receive such Sky Common Shares until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofor had become payable with respect to Sky Common Shares such holder had the right to receive upon surrender of the Old Certificates.

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of SBI for six months after the Effective Time shall be paid to Sky. Any shareholders of SBI who have not theretofore complied with this Article III shall thereafter look only to Sky for payment of the Sky Common Shares, cash in lieu of any fractional shares and unpaid dividends and distributions on Sky Common Shares deliverable in respect of each SBI Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

3.05    Anti-Dilution Provisions.    In the event Sky changes (or establishes a record date for changing) the number of Sky Common Shares issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Sky Common Shares and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

3.06    Options.    There are currently outstanding options to purchase 685,700 SBI Shares under the SBI Stock Plan (each, a “SBI Stock Option”). Each SBI Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, shall be terminated immediately prior to the Effective Time and each grantee thereof shall be entitled to receive, in lieu of the SBI Shares that would otherwise have been issuable upon exercise thereof, an amount in cash computed by multiplying (a) the excess, if any, of (i) the closing price of Sky Common Shares on the trading day immediately preceding the Effective Date multiplied by the Exchange Ratio over (ii) the exercise price of such SBI Stock Option by (b) the number of SBI Shares subject to the SBI Stock Option. SBI shall use commercially reasonable efforts to take or cause to be taken all action necessary to obtain a written consent from each holder of a SBI Stock Option to permit such termination effective at the Effective Date. SBI may elect to pay immediately prior to the Effective Time to each holder of a SBI option from whom a written consent has been obtained pursuant to the preceding sentence the aggregate amount to which such holder is entitled pursuant to this Section 3.06.

3.07    Performance Shares.    SBI has Previously Disclosed that three of its executive employees are entitled to receive a total of 22,000 SBI Shares under performance stock award agreements. Each of these performance stock award agreements shall be terminated immediately prior to the Effective Time and each of the three executive employees shall be entitled to receive, in lieu of the SBI Shares that would have been issuable thereunder, an amount in cash computed by multiplying (a) the closing price of Sky Common Shares on the trading day immediately preceding the Effective Date multiplied by the Exchange Ratio by (b) the number of SBI Shares subject to the performance stock award agreement.

ARTICLE IV

Actions Pending Acquisition

4.01    Forbearances of SBI.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on SBI’s Disclosure Schedule, without the prior written consent of Sky, which consent shall not be unreasonably withheld, SBI will not, and will cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of SBI and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to have a Material Adverse Effect.

(b)    Capital Stock.    Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional SBI Shares or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional SBI Shares to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c)    Dividends, Etc.    (i) Make, declare, pay or set aside for payment any dividend, other than (A) quarterly cash dividends on SBI Shares in an amount not to exceed the per share amount declared and paid in its most recent quarterly cash dividend, with record and payment dates consistent with past practice, and (B) dividends from wholly owned Subsidiaries to SBI, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d)    Compensation; Employment Agreements; Etc.    Enter into or amend or renew any employment, consulting, severance, change of control or similar agreements or arrangements with any current or former director, officer or employee of SBI or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for retention bonus agreements (to be entered into only by the Chief Executive Officer who shall give Sky notice of the agreement immediately following thereof), providing bonus payments not to exceed $250,000.00 in the aggregate (collectively the “Retention Bonus Agreement”); provided, however, that any retention payments by Sky shall be reduced by the amounts payable under the Retention Bonus Agreements, (iii) for other changes that are required by applicable law, and (iv) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(e)    Benefit Plans.    Enter into, establish, adopt or amend (except (i) as may be required by applicable law, (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or (iii) the regular annual renewal of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, severance, change of control, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of SBI or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f)    Dispositions.    Except as described in SBI’s Disclosure Schedule, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business.

(g)    Acquisitions.    Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity or acquire mortgage servicing rights except in connection with existing correspondent lending relationships in the ordinary course of business consistent with past practice.

(h)    Governing Documents.    Amend the SBI Articles, SBI Code or the Articles of Incorporation or Code of Regulations (or similar governing documents) of any of SBI’s Subsidiaries.

(i)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(j)    Contracts.    Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

(k)    Claims.    Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is immaterial to SBI and its Subsidiaries, taken as a whole.

(l)    Adverse Actions.    (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m)    Risk Management.    Except pursuant to applicable law or regulation, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n)    Extensions of Credit; Indebtedness.    (i) Extend credit, including new loans, renewals, extensions on an unsecured basis to any Person, together in the aggregate over $250,000, (ii) extend credit for new loans on a secured basis to any Person in the aggregate over $1,000,000, (iii) extend credit for renewals or extensions on a secured basis to any Person in the aggregate over $2,000,000, or (iv) incur any indebtedness for borrowed money with final maturities beyond three years, or (v) extend credit, including new loans, renewals, extensions of residential mortgage loans to any Person, together in the aggregate over $500,000.

(o)    Related Party Transactions.    Enter into any Related Party Transaction that is not in compliance with Regulation O promulgated by the FRB, including, but not limited to, any such transactions involving any director or officer of SBI, any nominee for election as director of SBI, any security holder of SBI, and any member of the immediate family of any of the foregoing persons living in the same household as such person.

(p)    New Hires.    Extend an offer of employment to any person for employment (full or part time) at SBI or any of its Subsidiaries including, but not limited to, brokers in the wholesale mortgage group.

(q)    Treasury Functions.    (i) Enter into any derivative or hedge contracts which extend past September 30, 2004; (ii) purchase any additional corporate or municipal bonds, (iii) purchase or acquire brokered certificates of deposit with maturity dates greater than three years, or (iv) purchase or acquire mortgage backed securities or collateralized mortgage obligations with weighted average maturity dates greater than five years.

(r)    Commitments.    Agree or commit to do any of the foregoing.

4.02    Forbearances of Sky.    From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of SBI, which consent will not be unreasonably withheld, Sky will not, and will cause each of its Subsidiaries not to:

(a)    Ordinary Course.    Conduct the business of Sky and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets (other than as Previously Disclosed) and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action that, at the time taken, is reasonably likely to have a Material Adverse Effect.

(b)    Preservation.    Fail to use reasonable efforts to preserve intact in any material respect their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates.

(c)    Accounting Methods.    Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

(d)    Adverse Actions.    (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(e)    Risk Management.    Except pursuant to applicable law or regulation, (i) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (ii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(f)    Commitments.    Agree or commit to do any of the foregoing.

ARTICLE V

Representations and Warranties

5.01    Disclosure Schedules.    On or prior to the date hereof, Sky has delivered to SBI a schedule and SBI has delivered to Sky a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation. SBI’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue, incorrect or to have been breached as a result of effects on SBI arising solely from actions taken in compliance with a written request of Sky.

5.02    Standard.    No representation or warranty of SBI or Sky contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had, or is reasonably likely to have, a Material Adverse Effect.

5.03    Representations and Warranties of SBI.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, SBI hereby represents and warrants to Sky:

(a)    Organization, Standing and Authority.    SBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. SBI is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Bank is a national banking association that is duly organized, and validly existing under federal law and with the OCC. Bank is not required to be qualified to do business in any state or in any foreign jurisdictions where it owns or leases property or assets or conducts its business.

(b)    Capital Structure of SBI.    The authorized capital stock of SBI consists solely of common shares, of which 9,471,371 are outstanding as of the date hereof. As of the date hereof, 1,520,089 shares of Treasury Stock were held by SBI or otherwise owned by SBI or its Subsidiaries. The outstanding SBI Shares have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, except pursuant to this Agreement and the SBI Stock Plan or as Previously Disclosed (i) there are no SBI Shares authorized and reserved for issuance, (ii) SBI does not have any Rights issued or outstanding with respect to SBI Shares, and (iii) SBI does not have any commitment to authorize, issue or sell any SBI Shares or Rights. The number of SBI Shares that are issuable and reserved for issuance upon exercise of SBI Stock Options as of the date hereof is set forth in Section 3.06.

(c)    Subsidiaries.

(i)    (A) SBI has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) SBI owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by SBI or its Subsidiaries are fully paid and nonassessable (except pursuant to 12 U.S.C. Section 55) and are owned by SBI or its Subsidiaries free and clear of any Liens.

(ii)    Except as Previously Disclosed, SBI does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

(iii)    Each of SBI’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d)    Corporate Power; Authorized and Effective Agreement.    Each of SBI and its Subsidiaries has full corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. SBI has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and Bank has the power and authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(e)    Corporate Authority.    Subject to the requisite adoption of this Agreement by the holders of a majority of the outstanding SBI Shares entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of SBI and the SBI Board prior to the date hereof. The Agreement to Merge, when executed by Bank, shall have been approved by the Board of Directors of Bank and by the SBI Board, as the sole shareholder of Bank. This Agreement is a valid and legally binding obligation of SBI, enforceable against SBI in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and except to the extent such enforceability may be limited by laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC).

(f)    Regulatory Filings; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by SBI or any of its Subsidiaries in connection with the execution, delivery or performance by SBI of this Agreement or to consummate the Merger except for (A) filings of applications, notices and the Agreement to Merge, as applicable, with Regulatory Authorities (including the consents or non-objections of such Regulatory Authorities), (B) filings with the SEC and state securities authorities, and (C) the filing of the certificate of merger with the OSS pursuant to the OGCL. As of the date hereof, SBI has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Except as Previously Disclosed, subject to receipt of the regulatory and shareholder approvals referred to above, expiration of related regulatory waiting periods and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of SBI or of any of its Subsidiaries or to which SBI or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the SBI Articles or the SBI Code, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g)    Financial Reports and SEC Documents; Material Adverse Effect.

(i)    SBI’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2001 and 2002 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 2002 under the Securities Act, or under Section 13, 14, or 15(d) of the Exchange Act, in the form filed or to be filed, as amended (collectively, “SBI SEC Documents”) with the SEC, as of the date filed or amended, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the consolidated balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of SBI and its Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity, and cash flows in such SBI SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of SBI and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii)    Except as Previously Disclosed, since December 31, 2002, SBI and its Subsidiaries have not incurred any material liability not disclosed in the SBI SEC Documents.

(iii)    Since December 31, 2002, except as disclosed in the SBI SEC Documents or as Previously Disclosed, (A) SBI and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to SBI.

(h)    Litigation.    Except as Previously Disclosed, and subject to routine benefit claims pursuant to Plans disclosed under Section 5.03(m), no material litigation, claim or other proceeding before any court or governmental agency is pending against SBI or any of its Subsidiaries and, to SBI’s knowledge, no such litigation, claim or other proceeding has been threatened.

(i)    Regulatory Matters.

(i)    Except as Previously Disclosed, neither SBI nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Regulatory Authorities.

(ii)    Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j)    Compliance with Laws.    Each of SBI and its Subsidiaries:

(i)    is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii)    has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to SBI’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii)    has received, since December 31, 2002, no notification or communication from any Regulatory Authority or Governmental Authority (A) asserting that SBI or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to SBI’s knowledge, do any grounds for any of the foregoing exist).

(k)    Material Contracts; Defaults.    Except for this Agreement and those agreements and other documents filed as exhibits to the SBI SEC Documents, or except as Previously Disclosed, neither SBI nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected in any way, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l)    No Brokers.    Except for the Previously Disclosed fees payable to Sandler O’Neill & Partners, L.P., no action has been taken by SBI that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(m)    Employee Benefit Plans.

(i)    Section 5.03(m)(i) of SBI’s Disclosure Schedule contains a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment agreements, consulting agreements, change-in-control agreements, or severance agreements and all similar practices, policies and arrangements maintained or contributed to by SBI or any of its Subsidiaries and in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”) or director or former director (the “Directors”) of SBI or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the “Compensation and Benefit Plans”) other than programs within Department of Labor Reg. §2510.3-1(b). Neither SBI nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except as otherwise contemplated by Section 4.01(e) of this Agreement or as required by applicable law.

(ii)    Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been or will be timely made. Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received (or has applied for or will timely apply for) a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal Revenue Service (“IRS”), and SBI is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of SBI, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither SBI nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject SBI or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)    No liability (other than for payment of premiums to the PBGC that have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by SBI or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) that is considered one employer with SBI under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). None of SBI, any of its Subsidiaries nor any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to SBI’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of SBI, there is no pending investigation or enforcement action by the PBGC, the Department of Labor or IRS or any other governmental agency with respect to any Compensation and Benefit Plan. Under each Pension Plan and ERISA Affiliate Plan that is a “defined benefit plan” within the meaning of ERISA Section 3(35), as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Pension Plan or ERISA Affiliate Plan), did not exceed the then current value of the assets of such Pension Plan or ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Pension Plan or ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder that reasonably could be expected to change such result.

(iv)    All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan have been timely made in cash or have been reflected on SBI’s Financial Statements (as defined in Section 5.03(q)(vii) below) as of December 31, 2002. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Pension Plan or ERISA Affiliate Plan have been made on or before their due dates. None of SBI, any of its Subsidiaries nor any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v)    Except as disclosed on Section 5.03(m)(v) of SBI’s Disclosure Schedule, neither SBI nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. There has been no communication to Employees by SBI or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(vi)    SBI and its Subsidiaries do not maintain any Compensation and Benefit Plans covering foreign Employees.

(vii)    With respect to each Compensation and Benefit Plan, if applicable, SBI has provided or made available to Sky, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent actuarial report and financial statement; (E) the most recent summary plan description; (F) forms filed with the PBGC within the past year (other than for premium payments); (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed within the past year with the IRS; (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (J) all “top hat” filings with the Department of Labor.

(viii)    Except as disclosed on Section 5.03(m)(viii) of SBI’s Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(ix)    Except as disclosed on Section 5.03(m)(ix) of SBI’s Disclosure Schedule, neither SBI nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(x)    Except as disclosed on Section 5.03(m)(x) of SBI’s Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Sky, SBI or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code or any corresponding provision of state, local or foreign Tax law) of SBI on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(n)    Labor Matters.    Neither SBI nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is SBI or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel SBI or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to SBI’s knowledge, threatened, nor does SBI have any knowledge of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o)    Takeover Laws.    Assuming Sky is not an “interested shareholder” as that term is defined under Section 1704.01(C)(8) of the OGCL as of the date hereof, and will not be prior to the SBI Board approval of those certain voting agreements, SBI has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state (collectively, “Takeover Laws”) applicable to it.

(p)    Environmental Matters.    To SBI’s knowledge, neither the conduct nor operation of SBI or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to SBI’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To SBI’s knowledge, neither SBI nor any of its Subsidiaries has received any notice from any person or entity that SBI or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

(q)    Tax Matters.

Except as disclosed on Section 5.03(q) of SBI’s Disclosure Schedule:

(i)    SBI and each of its Subsidiaries have filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by SBI or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither SBI nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where SBI or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of SBI or any of its subsidiaries.

(ii)    SBI and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(iii)    The earliest taxable period of SBI and its Subsidiaries for which the statute of limitations is still open is calendar year 2000. No director or officer (or employee responsible for Tax matters) of SBI or any of its Subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to SBI or any of its Subsidiaries. Neither SBI nor any of its Subsidiaries has received from any foreign, federal, state or local taxing authority (including jurisdictions where SBI or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against SBI or any of its Subsidiaries. The Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of SBI or its Subsidiaries for taxable periods for which the statute of limitations is still open, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. SBI has made available to Sky correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by SBI or any of its Subsidiaries filed or received since December 31, 2001.

(iv)    Neither SBI nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(v)    Neither SBI nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. SBI and each of its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither SBI nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither SBI nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was SBI) or (B) has any liability for the Taxes of any Person (other than SBI or any of its Subsidiaries) under Reg. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(vi)    Section 5.03(q) of SBI’s Disclosure Schedule sets forth the following information with respect to SBI and each of its Subsidiaries (A) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to SBI and each Subsidiary; (B) the amount of any deferred gain or loss allocable to SBI and each Subsidiary arising out of any intercompany transaction; and (C) all material Tax elections that have been made by SBI or any of its Subsidiaries.

(vii)    The unpaid Taxes of SBI and its Subsidiaries (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent financial statements of SBI and its Subsidiaries (other than in any notes thereto) included in the SBI SEC Documents filed on or prior to the date hereof (the “SBI Financial Statements”) and (B) will not exceed that reserve as of the Effective Date. Since the date of SBI’s Financial Statements, neither SBI nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of their business consistent with past custom and practice.

(viii)    Neither SBI nor any of its Subsidiaries is a party to any “Gain Recognition Agreements” as such term is used in the Treasury Regulations promulgated under Section 367 of the Code. Neither SBI nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective

Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Effective Date; (B) ”closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Effective Date; or (E) prepaid amount received on or prior to the Effective Date.

(ix)    Neither SBI nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Section 361.

(x)    There are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which SBI or any of its Subsidiaries is a party that could be treated as a partnership for federal income Tax purposes.

(xi)    As of the date hereof, neither SBI nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(r)    Risk Management Instruments.    All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for SBI’s own account, or for the account of one or more of SBI’s Subsidiaries or their customers (all of which are listed on SBI’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of SBI or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither SBI nor its Subsidiaries, nor to SBI’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s)    Books and Records.    The books and records of SBI and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

(t)    Insurance.    SBI’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by SBI or its Subsidiaries. SBI and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of SBI reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; SBI and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u)    SBI Off Balance Sheet Transactions.    Section 5.03(u) of SBI’s Disclosure Schedule sets forth a true and complete list of all affiliated SBI entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which SBI or any of its Subsidiaries or any officer or director of SBI or any of its Subsidiaries has an economic or management interest. Section 5.03(u) of SBI’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such SBI affiliated entity, on the one hand, and SBI, any of its Subsidiaries, and any officer or director of SBI or any of its Subsidiaries, on the other hand, that are not reflected in the consolidated financial statements of SBI (each, a “SBI Off Balance Sheet Transaction”), along with the following information with respect to each such SBI Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to SBI or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require SBI or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on SBI or any of its Subsidiaries.

(v)    Disclosure.    Subject to the standard set forth in Section 5.02, the representations and warranties contained in this Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

(w)    Material Adverse Change.    SBI has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2001, except as disclosed in the SBI SEC Documents or as Previously Disclosed, that has had a Material Adverse Effect on SBI.

(x)    Absence of Undisclosed Liabilities.    Except as Previously Disclosed, neither SBI nor any of its Subsidiaries has any liability (contingent or otherwise) that is material to SBI on a consolidated basis, or that, when combined with all liabilities as to similar matters, would be material to SBI on a consolidated basis, except as disclosed in the SBI Financial Statements.

(y)    Properties.    SBI and its Subsidiaries have good and marketable title (as to real estate), free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on SBI’s Financial Statements as being owned by SBI as of September 30, 2003 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and borrowings and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which SBI or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that SBI or any such Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to SBI’s knowledge, the lessor.

(z)    Loans.    Each loan reflected as an asset in SBI’s Financial Statements and each balance sheet date subsequent thereto, other than loans the unpaid balance of which does not exceed $250,000 in the aggregate, (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of September 30, 2003, Bank is not a party to a loan, including any loan guaranty, with (i) any director, executive officer or 5% shareholder of SBI or any of its Subsidiaries, (ii) any person who was deemed an “affiliate” (as defined under the Securities Act) in connection with any entity acquired by SBI or any of its Subsidiaries (by reason of acquisition of assets, or via merger, consolidation or otherwise), or (iii) any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by Bank and that are subject either to Section 22(g) or (h) of the Federal Reserve Act, as amended, comply therewith.

(aa)    Allowance for Loan Losses.    The allowance for loan losses reflected on SBI’s Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans, net of recoveries.

(bb)    Repurchase Agreements.    With respect to all agreements pursuant to which SBI or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, SBI or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(cc)    Deposit Insurance.    The deposits of Bank are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and Bank has paid all assessments and filed all reports required by the FDIA.

(dd)    Related Party Transactions.    Except as Previously Disclosed, neither SBI nor any of its Subsidiaries has entered into any Related Party Transaction including, but not limited to, transactions involving any director or officer of SBI, any nominee for election as director of SBI, any security holder of SBI, and any member of the immediate family of any of the foregoing persons.

(ee)    Board Approval.    The SBI Board has approved, for purposes of Chapter 1704 of the Ohio Interested Shareholder Transactions Law, this Agreement and those certain voting agreements by and among Sky and certain SBI shareholders dated as of the date hereof.

5.04    Representations and Warranties of Sky.    Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Sky hereby represents and warrants to SBI as follows:

(a)    Organization, Standing and Authority.    Sky is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Sky is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Sky is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. Sky Bank is a state banking association duly organized, validly existing and in good standing under the laws of the State of Ohio. Sky Bank is duly qualified to do business and is in good standing in the State of Ohio and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b)    Sky Shares.

(i)    The authorized capital stock of Sky consists of 160,000,000 shares, of which (A) 150,000,000 shares are Sky Common Shares, without par value, of which 92,816,641 shares are outstanding as of the date hereof, and (B) 10,000,000 shares are Sky Preferred Shares, par value $10.00 per share, of which no shares were outstanding as of the date hereof. As of the date hereof, except as Previously Disclosed, Sky does not have any Rights issued or outstanding with respect to Sky Common Shares and Sky does not have any commitment to authorize, issue or sell any Sky Common Shares or Rights, except pursuant to this Agreement. The outstanding Sky Common Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii)    The Sky Common Shares to be issued in exchange for SBI Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, there are, and as of the Effective Time there will be, sufficient authorized and unissued Sky Common Shares to enable Sky to issue the Merger Consideration at the Effective Time in connection with the Parent Merger.

(c)    Subsidiaries.    Sky has Previously Disclosed a list of all its Subsidiaries together with the jurisdiction of organization of each Subsidiary. Each of Sky’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and, except as Previously Disclosed, Sky owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries.

(d)    Corporate Power.    Each of Sky and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Subject to the receipt of all necessary governmental approvals, Sky has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e)    Corporate Authority; Authorized and Effective Agreement.    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Sky and the Sky Board prior to the date hereof and no shareholder approval is required on the part of Sky. The Agreement to Merge, when executed by Sky Bank, shall have been approved by the Board of Directors of Sky Bank and by the Sky Board, as the sole shareholder of Sky Bank. This Agreement is a valid and legally binding agreement of Sky, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(f)     Regulatory Approvals; No Defaults.

(i)    No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Sky or any of its Subsidiaries in connection with the execution, delivery or performance by Sky of this Agreement or to consummate the Merger except for (A) the filing of applications, notices or the Agreement to Merge, as applicable, with the Regulatory Authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the certificate of merger with the OSS pursuant to the OGCL; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Sky Common Shares in the Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Sky has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii)    Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Sky or of any of its Subsidiaries or to which Sky or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Code of Regulations (or similar governing documents) of Sky or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g)    Financial Reports and SEC Documents; Material Adverse Effect.

(i)    Sky’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and 2002, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2002 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed, as amended (collectively, “Sky SEC Documents”) as of the date filed, or amended, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Sky SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Sky and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such Sky SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Sky and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii)    Since December 31, 2002, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Sky, except as disclosed in the Sky SEC Documents.

(h)    Litigation; Regulatory Action.

(i)    Except as Previously Disclosed, no material litigation, claim or other proceeding before any court or governmental agency is pending against Sky or any of its Subsidiaries and, to Sky’s knowledge, no such litigation, claim or other proceeding has been threatened.

(ii)    Except as Previously Disclosed, neither Sky nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from a Regulatory Authority, nor has Sky or any of its Subsidiaries been advised by a Regulatory Authority that such agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(i)    Compliance with Laws.    Each of Sky and its Subsidiaries:

(i)    is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii)    has all material permits, licenses, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, all Regulatory Authorities and Governmental Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened; and

(iii)    has received, since December 31, 2002, no notification or communication from any Regulatory Authority or Governmental Authority (A) asserting that Sky or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances that such Regulatory Authority or Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Sky’s knowledge, do any grounds for any of the foregoing exist).

(j)    Brokerage and Finder’s Fees.    Except for the fee payable to Credit Suisse First Boston, Sky has not employed any broker, finder, or agent, or agreed to pay or incurred any brokerage fee, finder’s fee, commission or other similar form of compensation in connection with this Agreement or the transactions contemplated hereby.

(k)    Takeover Laws.    Sky has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Sky.

(l)    Tax Matters.    Except as otherwise disclosed in Section 5.04(l) of Sky’s Disclosure Schedule:

(i)    Sky and each of its Subsidiaries have filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Sky or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Sky nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Sky or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Sky or any of its Subsidiaries.

(ii)    Sky and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(iii)    As of the date hereof, neither Sky nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(m)    Books and Records.    The books and records of Sky and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the substance of events and transactions included therein.

(n)    Disclosure.    The representations and warranties contained in this Section 5.04 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

(o)    Material Adverse Change.    Sky has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2001 that has had a Material Adverse Effect on Sky, except as described in the Sky SEC Documents.

(p)    Deposit Insurance.    The deposits of Sky Bank are insured by the FDIC in accordance with the FDIA, and Sky Bank has paid all assessments and filed all reports required by the FDIA.

(q)    Sky Off Balance Sheet Transactions.    Section 5.04(q) of Sky’s Disclosure Schedule sets forth a true and complete list of all affiliated Sky entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which Sky or any of its Subsidiaries or any officer or director of Sky or any of its Subsidiaries has an economic or management interest. Section 5.04(q) of Sky’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Sky affiliated entity, on the one hand, and Sky, any of its Subsidiaries and any officer or director of Sky or any of its Subsidiaries, on the other hand, that are not reflected in the consolidated financial statements of Sky (each, a “Sky Off Balance Sheet Transaction”), along with the following information with respect to each such Sky Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Sky or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Sky or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Sky or any of its Subsidiaries.

(r)    Risk Management Instruments.    All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Sky’s own account, or for the account of one or more of Sky’s Subsidiaries (or any entity acquired by Sky)

or their customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Sky or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Sky nor its Subsidiaries, nor to Sky’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s)    Allowance for Loan Losses.    The allowance for loan losses reflected on Sky’s consolidated balance sheet as of September 30, 2003, included in the Sky SEC Documents, is adequate in all material respects under the requirements of GAAP to provide for reasonably anticipated losses on outstanding loans, net of recoveries.

ARTICLE VI

Covenants

6.01    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of SBI and Sky agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

6.02    Shareholder Approval.    SBI agrees to take, in accordance with applicable law and the SBI Articles and SBI Code, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved or adopted by SBI’s shareholders for consummation of the Parent Merger (including any adjournment or postponement, the “SBI Meeting”), as promptly as practicable after the Registration Statement is declared effective. The SBI Board shall recommend that SBI’s shareholders adopt this Agreement at the SBI Meeting unless the SBI Board, after consultation with independent legal counsel, determines in good faith that it would constitute, or could reasonably be expected to constitute, a breach of its fiduciary duties under applicable Ohio or federal law and SBI’s Articles.

6.03    Registration Statement.

(a)    Sky agrees to prepare pursuant to all applicable laws, rules and regulations a registration statement on Form S-4 (the “Registration Statement”) to be filed by Sky with the SEC in connection with the issuance of Sky Common Shares in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of SBI constituting a part thereof (the “Proxy Statement”) and all related documents). SBI agrees to cooperate, and to cause its Subsidiaries to cooperate, with Sky, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that SBI and its Subsidiaries have cooperated as required above, Sky agrees to file the Proxy Statement and the Registration Statement (together, the “Proxy Statement/Prospectus”) with the SEC as promptly as reasonably practicable. Each of SBI and Sky agrees to use all reasonable efforts to cause the Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Sky also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. SBI agrees to furnish to Sky all information concerning SBI, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b)    Each of SBI and Sky agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the SBI shareholders and at the time of the SBI Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement that, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or that will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of SBI and Sky further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c)    Sky agrees to advise SBI, promptly after Sky receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Sky Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.04    Press Releases.    Each of SBI and Sky agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules (in which event it shall give the other party such concurrent or advance notice thereof as is reasonably possible).

6.05    Access; Confidentiality.

(a)    Each party shall, upon reasonable notice and subject to applicable laws relating to the exchange of information, afford the other party and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as such party may reasonably request and, during such period, it shall furnish promptly to the other party (i) a copy of each material report, schedule and other document filed by it pursuant to federal or state securities or banking laws, and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request.

(b)    Each of SBI and Sky agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of SBI and Sky, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.05 shall not apply to information included in the Registration Statement or to be included in the Proxy Statement/Prospectus to be sent to the shareholders of SBI and Sky under Section 6.03. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all Information and documents obtained (as well as any other Information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such Information (i)

was already known to the party receiving the information on a nonconfidential basis prior to the disclosure, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing Information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c)    During the period from the date of this Agreement to the Effective Time, (i) SBI shall promptly furnish Sky with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available, (ii) Sky shall promptly furnish SBI with copies of all monthly financial statements produced in the ordinary course of business as the same shall become available and (iii) SBI shall promptly furnish Sky with copies of all monthly reports of market and liquidity risks, activities in investments, brokered certificates of deposit and borrowed funds.

6.06    Acquisition Proposals.    SBI agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal, except to the extent that the SBI Board, after consultation with independent legal counsel, determines in good faith that the failure to take such action would constitute, or could reasonably be expected to constitute, a breach of its fiduciary duties under applicable Ohio or federal law and SBI’s Articles. SBI shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Sky with respect to any of the foregoing and shall use its best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. SBI shall promptly advise Sky following the receipt by SBI of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and advise Sky of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

6.07    Affiliate Agreements.    Not later than the 15th day prior to the mailing of the Proxy Statement, SBI shall deliver to Sky a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the SBI Meeting, deemed to be an “affiliate” of SBI (each, a “SBI Affiliate”) as that term is used in Rule 145 under the Securities Act. SBI shall use its reasonable best efforts to cause each person who may be deemed to be a SBI Affiliate to execute and deliver to SBI on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit A.

6.08    Takeover Laws.    No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.09    Certain Policies.    Prior to the Effective Date, SBI shall, consistent with GAAP and on a basis mutually satisfactory to it and Sky, modify and change its loan policies and practices and review and consider litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) as well as other management and operating policies and practices so as to be applied on a basis that is consistent with that of Sky; provided, however, that SBI shall not be obligated to take any such action pursuant to this Section 6.09 earlier than 30 days prior to the Effective Date, and unless and until Sky acknowledges that all conditions to the obligations of Sky to consummate the Parent Merger have been satisfied and certifies to SBI that Sky’s representations and warranties, subject to Section 5.02, are true and correct as of such date and that

Sky is otherwise materially in compliance with this Agreement. SBI’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.09.

6.10    NASDAQ Listing or Notification.    As required by NASDAQ, prior to the Effective Date, Sky shall file a NASDAQ Notification Form for Listing of Additional Shares and/or Change in the Number of Shares Outstanding, with respect to the shares of Sky Common Shares to be issued to the holders of SBI Shares in the Merger.

6.11    Regulatory Applications.

(a)    Sky and SBI and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare, within 45 days of the execution of this Agreement, all documentation and requests for regulatory approval, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Each of Sky and SBI shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)    Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party, Governmental Authority or Regulatory Authority.

6.12    Indemnification.

(a)    Following the Effective Date, Sky shall indemnify, defend and hold harmless the present and former directors, officers and employees of SBI and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent that SBI is permitted to indemnify (and advance expenses to) its directors, officers, and employees under the laws of the State of Ohio, the SBI Articles or the SBI Code as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Ohio law, the SBI Articles or the SBI Code shall be made by independent counsel (which shall not be counsel that provides material services to Sky) selected by Sky and reasonably acceptable to such officer, director or employee.

(b)    For a period of three (3) years from the Effective Time, Sky shall use its reasonable best efforts to provide that portion of directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of SBI or any of its Subsidiaries (determined as of the Effective Time) (as opposed to SBI) with respect to claims against such directors and officers arising from facts or events that occurred before the Effective Time; provided, however, that in no event shall Sky be required to expend more than 125% of the current amount expended by SBI to maintain or procure such directors’ and officers’ insurance.

(c)    Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Sky thereof; provided that the failure so to notify shall not affect the obligations of Sky under Section 6.12(a) unless and to the extent that Sky is actually prejudiced as a result of such failure.

(d)    If Sky or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Sky shall assume the obligations set forth in this Section 6.12.

6.13    Opportunity of Employment; Employee Benefits.

(a)    Sky will make a good faith effort to provide the existing employees of SBI with the opportunity to continue as employees on the Effective Date, subject, however, to the right of Sky and its Subsidiaries, and the Bank, to terminate any such employees (i) for cause; or (ii) pursuant to procedures set forth in the Sky workforce redesign process; or (iii) pursuant to the implementation of Sky’s regional banking template; or (iv) to eliminate the redundancy of employment positions. Prior to the Effective Time, pursuant to and in accordance with specific directions from Sky, SBI agrees to issue, and cause the Bank to issue, Worker Adjustment and Retraining Act notices (so-called WARN notices) to employees of SBI and the Bank who Sky determines will not be employed on or after the Effective Time pursuant to the employment termination provisions of the foregoing sentence; provided, however, that any such WARN notices shall be (aa) for employment terminations on or after the Effective Time, and (bb) given to affected employees at least sixty (60) days in advance of their termination dates. It is understood and agreed that nothing in this Section 6.13 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under applicable law and said employees shall not be deemed to be third-party beneficiaries of this provision. Each existing SBI employee who is terminated by SBI (with Sky’s prior written consent) or Sky or one of their Subsidiaries (which shall include the Bank commencing on the Effective Date) at any time until the end of the first whole year following the Effective Date shall be entitled to all benefits payable by Sky in accordance with Sky’s standard severance policy for employees (excluding any retention payments thereunder), with credit for years of SBI service (including years of service with SBI’s predecessors, including any entities merged into SBI or Bank with respect to which service no prior severance payments were made to such employees) and reduced (but not below zero) by any amounts payable to such employees under SBI’s severance compensation program; and Sky also shall pay each such terminated employee for all unused vacation time based upon each such terminated employee’s years of service as of the date of termination of employment, up to maximum of one year’s vacation time.

(b)    From and after the Effective Time, SBI employees shall continue to participate in the SBI employee benefit plans in effect at the Effective Time unless and until Sky, in its sole discretion, shall determine that SBI employees shall, subject to applicable eligibility requirements, participate in employee benefit plans of Sky, and that all or some of the SBI plans shall be frozen, terminated or merged into certain employee benefit plans of Sky. SBI employees continuing to be employed by Sky shall receive credit for service at SBI for eligibility and vesting purposes under Sky’s employee benefit plans (but not for benefit calculation purposes), except as otherwise required by law or regulation. Any employees terminated by Sky shall be entitled to elect so-called “COBRA” in accordance with, and subject to, the provisions of Code Section 4980B(f). Each SBI employee shall be credited with years of SBI service (including years of service with SBI’s predecessors, to the same extent that SBI credited such service, including any entities merged into SBI or Bank) for purposes of eligibility and vesting in the employee benefit plans of Sky, and shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under SBI’s welfare plans immediately prior to the Effective Date, or to any waiting period relating to such coverage. If, after the Effective Date, Sky adopts a new plan or program for its employees or executives, then to the extent its employees or executives receive past service credits for any reason, Sky shall credit similarly-situated employees and executives of SBI with equivalent credit for service with SBI or its predecessors (including any entities merged into SBI or Bank), to the same extent that SBI credited service with its predecessors.

(c)    The covenants of this Section 6.13 shall survive the Merger.

6.14    Notification of Certain Matters.    Each of SBI and Sky shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.15    Dividend Coordination.    It is agreed by the parties hereto that they will cooperate to assure that as a result of the Parent Merger, during any applicable period, there shall not be a payment of both a Sky and a SBI dividend for SBI shareholders and, in no event, will the selection of the Effective Date cause the SBI shareholders to lose a quarterly dividend to which they are otherwise entitled.

6.16    Tax Matters.

(i)    Without the prior written consent of Sky, neither SBI nor any of its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to SBI or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to SBI or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of SBI or any of its Subsidiaries for any period ending after the Effective Date or decreasing any Tax attribute of SBI or any of its Subsidiaries existing on the Effective Date.

(ii)    Each of Sky and SBI agrees not to take any actions subsequent to the date if this Agreement that would adversely affect the ability of SBI and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code, and each of Sky and SBI agrees to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of past actions which would adversely impact the ability of the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

6.17    No Breaches of Representations and Warranties.    Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of Sky and SBI will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.

6.18    Consents.    Each of Sky and SBI shall use its reasonable best efforts to obtain any required consents to the transactions contemplated by this Agreement.

6.19    Insurance Coverage.    SBI shall cause the policies of insurance listed in the Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

6.20    Correction of Information.    Each of Sky and SBI shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided that no such corrections or supplementations by either party shall be deemed to either (i) amend any of the representations or warranties contained herein by, or the Disclosure Schedule of, that party or (ii) impair the right of either party to declare the other party to be in breach of any of its representations or warranties for purposes of Section 8.01(b) of this Agreement.

6.21    Supplemental Assurances.

(a)    On the date the Registration Statement becomes effective and on the Effective Date, SBI shall deliver to Sky a certificate signed by its principal executive officer and its principal financial officer to the effect, to such officers’ knowledge, that the information contained in the Registration Statement relating to the business and financial condition and affairs of SBI, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b)    On the date the Registration Statement becomes effective and on the Effective Date, Sky shall deliver to SBI a certificate signed by its chief executive officer and its chief financial officer to the effect, to such officers’ knowledge, that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of SBI) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

6.22    Regulatory Matters.    Sky, SBI and each of their Subsidiaries shall cooperate and each of them agrees to use its reasonable best efforts to remediate any order, decree, agreement, memorandum of understanding or similar agreement by SBI or any of its Subsidiaries with, or a commitment letter, board resolution or similar submission by SBI or any of its Subsidiaries to, or supervisory letter from any Regulatory Authority to SBI or any of its Subsidiaries, to the satisfaction of such Regulatory Authority.

6.23    Election of Sky Board Member.    Sky shall select and propose to the Nominating Committee of the Sky Board one member of either the existing SBI Board or the Board of Directors of Bank. At the Effective Time, the director selected and nominated pursuant to this Section 6.23 shall be elected or appointed to fill a vacancy on the Sky Board.

6.24    Liquidity Ratio.    From the date hereof until the Effective Time, SBI shall maintain a Liquidity Ratio equal to or greater than 4.3%. As used herein, Liquidity Ratio shall mean (i) the sum of cash and due from banks, Federal Funds sold, unencumbered securities issued by the U.S. government and any government-sponsored enterprises, divided by (ii) the difference between total liabilities and liabilities secured by pledged investments.

ARTICLE VII

Conditions to Consummation of the Merger

7.01    Conditions to Each Party’s Obligation to Effect the Merger.    The respective obligation of each of Sky and SBI to consummate the Merger is subject to the fulfillment or written waiver by Sky and SBI prior to the Effective Time of each of the following conditions:

(a)    Shareholder Approval.    This Agreement shall have been duly adopted by the requisite vote of SBI’s shareholders.

(b)    Regulatory Approvals.    All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain, other than divestitures or dispositions required to satisfy antitrust requirements, (i) any conditions, restrictions or requirements that the Sky Board reasonably determines would either before or after the Effective Time have or will have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and that the Sky Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c)    No Injunction.    No Regulatory Authority or Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    Blue Sky Approvals.    All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the Sky Common Shares to be issued in the Merger shall have been received and be in full force and effect.

(f)    Fairness Opinion.    SBI shall have received a fairness opinion from Sandler O’Neill & Partners, L.P., financial advisor to SBI, dated as of a date reasonably proximate to the date of the Proxy Statement, stating that the Merger Consideration is fair to the shareholders of SBI from a financial point of view (the “Fairness Opinion”).

(g)    SBI Indenture Agreement.    Sky shall have entered into an assumption agreement or supplemental indenture with Wilmington Trust Company, as trustee, under the indenture dated as of September 28, 2001 pertaining to the SBI 9.00% subordinated debentures due 2031.

7.02    Conditions to Obligation of SBI.    The obligation of SBI to consummate the Merger is also subject to the fulfillment or written waiver by SBI prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of Sky set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and SBI shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(b)    Performance of Obligations of Sky.    Sky shall have performed in all material respects all obligations required to be performed by Sky under this Agreement at or prior to the Effective Time, and SBI shall have received a certificate, dated the Effective Date, signed on behalf of Sky by the Chief Executive Officer and the Chief Financial Officer of Sky to such effect.

(c)    Tax Opinion.    SBI shall have received an opinion of Vorys, Sater, Seymour, and Pease LLP, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Parent Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by shareholders of SBI who receive Sky Common Shares in exchange for SBI Shares, other than the gain or loss to be recognized as to cash received in lieu of fractional share interests. In rendering its opinion, such counsel may require and rely upon representations contained in letters from SBI and Sky.

(d)    Director’s and Officer’s Liability Insurance.    Sky shall have purchased the director’s and officer’s liability insurance required by Section 6.12(b) of this Agreement.

7.03    Conditions to Obligation of Sky.    The obligation of Sky to consummate the Merger is also subject to the fulfillment or written waiver by Sky prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties.    The representations and warranties of SBI set forth in this Agreement shall be true and correct, subject to Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Sky shall have received a certificate, dated the Effective Date, signed on behalf of SBI by the Chief Executive Officer and the Chief Financial Officer of SBI to such effect.

(b)    Performance of Obligations of SBI.    SBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Sky shall have received a certificate, dated the Effective Date, signed on behalf of SBI by the Chief Executive Officer and the Chief Financial Officer of SBI to such effect.

(c)    Affiliate Agreements.    Sky shall have received the agreements referred to in Section 6.07 from each SBI Affiliate.

(d)    Tax Opinion.    Sky shall have received an opinion of Squire, Sanders & Dempsey L.L.P., dated the Effective Date, in form and in substance reasonably acceptable to it, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (i) the Parent Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in letters from SBI and Sky.

(e)    Management Severance Agreements; Performance Stock Award Agreements; Noncompetition, Nonsolicitation, and Confidentiality Agreements; and Employment Agreements.    All of the following shall have occurred: (i) all of the Management Severance Agreements between SBI and SBI’s executive employees shall have been amended or terminated in a manner acceptable to Sky; (ii) all of the Performance Stock Award Agreements between SBI and SBI’s executive employees shall have been terminated or amended in a manner acceptable to Sky to permit the payments provided in Section 3.07; (iii) all of SBI’s executive employees shall have executed noncompetition, nonsolicitation and confidentiality agreements in forms acceptable to Sky; and (iv) executive employees of SBI specified by Sky shall have executed employment agreements in forms acceptable to Sky.

ARTICLE VIII

Termination

8.01    Termination.    This Agreement may be terminated, and the Acquisition may be abandoned:

(a)    Mutual Consent.    At any time prior to the Effective Time, by the mutual consent of Sky and SBI, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b)    Breach.    At any time prior to the Effective Time, by Sky or SBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect. In the event of a breach by SBI of any representation, warranty, covenant or agreement contained herein, which breach cannot be or has not been cured within 30 days after giving written notice to SBI of such breach pursuant to this Section 8.01(b) and which breach would otherwise give Sky the right to terminate this Agreement under this Section 8.01(b), Sky, at its option, in lieu of terminating this Agreement pursuant to this Section 8.01(b), may agree to an adjustment of the Exchange Ratio by an amount that is mutually acceptable to the Sky Board and the SBI Board.

(c)    Delay.    At any time prior to the Effective Time, by Sky or SBI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by September 30, 2004, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d)    No Approval.    By SBI or Sky, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority or any of the Regulatory Authorities required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or Regulatory Authority; (ii) the SBI shareholders fail to adopt this Agreement at the SBI Meeting; or (iii) any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the planned Effective Date set pursuant to Section 2.04 of this Agreement.

(e)    Sky Common Shares.    By SBI, in the event that:

(i)    the Average NMS Closing Price (as defined below) of Sky Common Shares is less than $20.98; and

(ii)    (A) the number obtained by dividing the Average NMS Closing Price of Sky Common Shares by $26.23 is less than (B) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then multiplying the quotient in this clause (B) by .80.

For purposes of this Section 8.01(e), the following terms have the meanings indicated below:

“Average NMS Closing Price” shall mean the arithmetic mean of the NMS Closing Prices for the ten trading days immediately preceding the fifth trading day prior to the receipt of final federal regulatory approval of the Merger.

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the appropriate weight.

“Final Price,” with respect to any company belonging to the Index Group, means the arithmetic mean of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the same ten trading days used in calculating the Average NMS Closing Price of Sky Common Shares (i.e., the valuation date).

“Index Group” means the 21 financial institution holding companies listed on Exhibit B attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the date of the Agreement and ending on the valuation date for any such company to be acquired. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date of this Agreement and ending on the valuation date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 21 financial institution holding companies and the weights attributed to them are listed on Exhibit B attached hereto.

“Initial Index Price” means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the trading day immediately preceding the public announcement of the Agreement.

“NMS Closing Price” shall mean the price per share of the last sale of Sky Common Shares reported on the NASDAQ National Market System at the close of the trading day by the NASD.

Prior to SBI exercising its right of termination under this Section 8.01(e), in the event that both of the conditions specified in Sections 8.01(e)(i) and (ii) are met, Sky may, at its option (the “Fill Option”), for a period of ten business days commencing on the date the parties determine the conditions have been met, offer to distribute to SBI’s shareholders, in connection with the Merger Consideration, the number of shares of Sky Common Shares necessary for the Exchange Ratio to equal $26.44 divided by the Average NMS Closing Price of Sky Common Shares (the “Fill Offer”). Thereafter, for a period of ten business days, SBI shall have the opportunity to accept or reject the Fill Offer. If SBI elects to accept the Fill Offer, SBI shall provide written notice of its acceptance to Sky, whereupon no termination shall have occurred pursuant to this Section 8.01(e) and this Agreement shall remain in effect in accordance with its terms, except that the Merger Consideration shall have been so adjusted and any references in this Agreement to “Merger Consideration” and “Exchange Ratio” shall thereafter be deemed to refer to the Merger Consideration and Exchange Ratio after giving to any adjustment made pursuant to this Section 8.01(e). If SBI rejects the Fill Offer, SBI may terminate this Agreement in accordance with the provisions hereof. In the event Sky determines not to exercise the Fill Option, it will so advise SBI in writing, and thereafter, for a period of three business days SBI may exercise its right to terminate this Agreement pursuant to this Section 8.01(e).

If Sky or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the valuation date, the prices for the common stock of such company will be appropriately adjusted.

(f)    Other Transactions.    By SBI or by Sky, in the event that SBI receives an Acquisition Proposal pursuant to Section 6.06 hereof and enters into an agreement with respect to such Acquisition Proposal, subject however, to the payment by SBI of the termination fee specified in Section 8.03 hereof.

8.02    Effect of Termination and Abandonment; Enforcement of Agreement.    In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability for any breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

8.03    Termination Fee.    SBI shall pay to Sky a termination fee in the amount of 4% of the aggregate value of the transaction if:

(a)    (x) this Agreement is terminated by Sky pursuant to Section 8.01(b)(ii) or by Sky or SBI pursuant to Section 8.01(d)(ii); (y) after the date hereof and prior to any such termination, an Acquisition Proposal (including an Acquisition Proposal from a party that has previously made an Acquisition Proposal to SBI) with respect to SBI was commenced, publicly proposed or publicly disclosed; and (z) within 18 months after such termination, SBI shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; or

(b)    after receiving an Acquisition Proposal, the SBI Board does not take action within the time period set forth in Section 8.01(c) to convene the SBI Meeting and recommend that SBI shareholders adopt this Agreement; and within 18 months after such receipt, SBI shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

Upon payment of the fee described in this Section 8.03, SBI shall have no further liability to Sky at law or in equity with respect to such termination under Section 8.01(b)(ii) or 8.01(d)(ii), or with respect to this Agreement.

8.04    Force Majeure.    Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war or terrorism, and provided no party has failed to observe the material obligations of such party under this Agreement, no party shall be obligated to pay to the other party to this Agreement any fees or expenses or otherwise be liable hereunder.

ARTICLE IX

Miscellaneous

9.01    Survival.    No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.05(b), 6.12, 6.13, 6.16 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.04, 6.05(b), 8.02, and this Article IX which shall survive such termination).

9.02    Waiver; Amendment.    Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the SBI Meeting, this Agreement may not be amended if it would violate Section 1701.78(G) of the OGCL or the federal securities laws.

9.03    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.04    Governing Law.    This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Ohio applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal law are applicable).

9.05    Expenses.    Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing and mailing expenses shall be shared equally between SBI and Sky. All fees to be paid to Regulatory Authorities and the SEC in connection with the transactions contemplated by this Agreement shall be borne by Sky.

9.06    Notices.    All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to SBI, to:

Second Bancorp Incorporated

108 Main Avenue

P. O. Box 1311

Warren, OH 44482

Attn: R. L. (Rick) Blossom

Facsimile: (330) 841-0750

With a copy to:

Vorys, Sater, Seymour, and Pease LLP

P.O. Box 1008

Columbus, OH 43209

Attn: Charles DeRousie, Esq.

Facsimile: (614) 719-4687

If to Sky, to:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Attn: W. Granger Souder, Esq.

Facsimile: (419) 254-6345

with a copy to:

Squire, Sanders & Dempsey L.L.P.

4900 Key Tower

127 Public Square

Cleveland, OH 44114-1304

Attn: M. Patricia Oliver, Esq.

Facsimile: (216) 479-8776

9.07    Entire Understanding; No Third Party Beneficiaries.    This Agreement and that certain Letter Agreement dated as of November 25, 2003 by and between SBI and Sky and all schedules and exhibits attached hereto, together with those certain voting agreements by and between Sky and certain SBI shareholders (executed copies of which have been delivered to Sky prior to the execution of this Agreement), represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Except for Sections 3.01, 6.12 and 6.13 hereof, nothing in this Agreement, whether express or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08    Interpretation; Effect.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.09    Waiver of Jury Trial.    Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

SECOND BANCORP INCORPORATED

/S/ R.L. (RICK) BLOSSOM By:

Name: R.L. (Rick) Blossom

Title: Chairman, President and Chief Executive Officer

SKY FINANCIAL GROUP, INC.

/S/ MARTY E. ADAMS By:

Name: Marty E. Adams

Title: Chairman, President and Chief Executive Officer

Exhibit A

Form of SBI Affiliate Agreement

                    , 2004

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Second Bancorp Incorporated (“SBI”), as that term is defined for purposes of Paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended (the “Act”).

Pursuant to the terms of the Agreement and Plan of Merger by and between Sky Financial Group, Inc. (“Sky”) and SBI dated as of January 8, 2004 (the “Merger Agreement”), providing for the merger of SBI with and into Sky (the “Merger”), and as a result of the Merger, I may receive Sky common shares (“Sky Common Shares”) in exchange for SBI common shares (“SBI Common Shares”) owned by me at the Effective Time (as defined and determined pursuant to the Merger Agreement). This letter is being delivered pursuant to Section 6.07 of the Merger Agreement. I represent and warrant to Sky that in such event:

A.    I will not sell, assign or transfer the Sky Common Shares that I receive as aforesaid in violation of the Act or the Rules and Regulations.

B.    I have carefully read this letter and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Sky Common Shares, to the extent I feel necessary, with my counsel or counsel for SBI. I understand that Sky is relying on the representations I am making in this letter and I hereby agree to hold harmless and indemnify Sky and its officers and directors from and against any losses, claims, damages, expenses (including reasonable attorneys’ fees), or liabilities (“Losses”) to which Sky or any officer or director of Sky may become subject under the Act or otherwise as a result of the untruth, breach, or failure of such representations.

C.    I have been advised that the issuance of the Sky Financial Common Shares issued to me pursuant to the Merger will have been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that since I may be deemed to be an affiliate under the Rules and Regulations at the time the Merger was submitted for a vote of the shareholders of SBI, that the Sky Common Shares must be held by me indefinitely unless (i) my subsequent distribution of Sky Common Shares has been registered under the Act; (ii) a sale of the Sky Common Shares is made in conformity with the volume and other applicable limitations of a transaction permitted by Rule 145 promulgated by the Commission under the Act and as to which Sky has received satisfactory evidence of the compliance and conformity with said Rule, or (iii) a transaction in which, in the opinion of Squire, Sanders & Dempsey L.L.P. (or other counsel reasonably acceptable to Sky) or in accordance with a no-action letter from the Commission, some other exemption from registration is available with respect to any such proposed sale, transfer or other disposition of the Sky Common Shares.

D.    I also understand that stop transfer instructions will be given to Sky’s transfer agent with respect to any Sky Common Shares that I receive in the Merger and that there will be placed on the certificates for such Sky Common Shares, a legend stating in substance:

“The shares represented by this certificate have been issued or transferred to the registered holder as a result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the “Act”), applies. The shares represented by this certificate may not be sold, transferred or assigned, and the

EXA-1

issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) an effective registration statement under the Act, (ii) a transaction permitted by Rule 145 and as to which the issuer has received reasonable and satisfactory evidence of compliance with the provisions of Rule 145, or (iii) a transaction in which, in the opinion of Squire, Sanders & Dempsey L.L.P. or other counsel satisfactory to the issuer or in accordance with a “no action” letter from the staff of the Securities and Exchange Commission, such shares are not required to be registered under the Act.”

It is understood and agreed that the legend set forth in Paragraph D above shall be promptly removed and any stop order instructions with respect thereto shall be canceled upon receipt of advice from Squire, Sanders & Dempsey L.L.P., or other counsel satisfactory to Sky, that such actions are appropriate under the then-existing circumstances. Such advice of Squire, Sanders & Dempsey L.L.P. shall be given promptly at no cost to such affiliate, upon receipt of reasonably satisfactory evidence of compliance with Rule 145.

Very truly yours,

Date: , 2004

(Name of Affiliate)

(Please Print Your Name Here)

Accepted this day of , 2004	SKY FINANCIAL GROUP, INC.

By:

Name:

Title:

EXA-2

Exhibit B

Peer Group Commercial Financial Institutions for

Index pursuant to Section 8.01(e)

SECD Merger Termination Triggers

	Company	Shares Outstanding	January 8, 2004 Share Price	Market Capitalization	Recommended SECD Index Weighting
AMCORE Financial, Inc.	AMFI	24,941,804	26.72	$666,445,003	1.6433%
Associated Banc-Corp.	ASBC	73,276,894	42.99	3,150,173,673	7.7675%
Banknorth Group, Inc.	BNK	161,543,225	31.70	5,120,920,233	12.6268%
Citizens Banking Company	CBCF	43,227,348	33.44	1,445,522,517	3.5643%
Commerce Bancshares, Inc.	CBSH	68,509,807	47.20	3,233,662,890	7.9733%
Community First Bankshares, Inc.	CFBX	37,723,391	29.19	1,101,145,783	2.7151%
First Commonwealth Financial Corporation	FCF	59,290,575	14.39	853,191,374	2.1037%
First Midwest Bancorp, Inc.	FMBI	46,551,000	31.70	1,475,666,700	3.6386%
FirstMerit Corporation	FMER	84,565,111	27.35	2,312,855,786	5.7029%
Fulton Financial Corporation	FULT	108,561,000	21.47	2,330,804,670	5.7471%
Huntington Bancshares Incorporated	HBAN	228,869,936	22.09	5,055,736,886	12.4661%
Old National Bancorp	ONB	66,810,450	21.31	1,423,730,690	3.5105%
Park National Corporation	PRK	13,769,532	115.39	1,588,866,297	3.9177%
Provident Financial Group, Inc.	PFGI	48,884,612	32.22	1,575,062,199	3.8837%
Republic Bancorp, Inc.	RBNC	63,169,700	13.88	876,795,436	2.1619%
S&T Bancorp, Inc.	STBA	26,483,219	30.39	804,825,025	1.9845%
Susquehanna Bancshares, Inc.	SUSQ	39,828,643	25.26	1,006,071,522	2.4807%
TCF Financial Corporation	TCB	71,257,471	51.72	3,685,436,400	9.0873%
UMB Financial Corporation	UMBF	21,737,284	48.05	1,044,476,496	2.5754%
United Bankshares, Inc.	UBSI	41,204,046	30.60	1,260,843,808	3.1089%
WesBanco, Inc.	WSBC	19,815,098	27.44	543,726,289	1.3407%
Total				$40,555,959,678	100.0000%

EXB-1

ANNEX B

April 9, 2004

Board of Directors

Second Bancorp, Incorporated

108 Main Avenue S.W.

Warren, OH 44482

Ladies and Gentlemen:

Second Bancorp, Incorporated (“Second”) and Sky Financial Group, Inc. (“Sky”) have entered into an Agreement and Plan of Merger, dated as of January 8, 2004 (the “Agreement”), pursuant to which Second will be merged with and into Sky (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Second common stock, without par value, issued and outstanding immediately prior to the Merger (the “Second Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive 1.26 shares (the “Exchange Ratio”) of common stock, without par value, of Sky. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Second Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and certain schedules and exhibits thereto; (ii) certain publicly available financial statements and other historical financial information of Second that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Sky that we deemed relevant; (iv) internal financial projections for Second for the year ending December 31, 2004 prepared by and reviewed with management of Second; (v) internal financial projections for Sky for the year ending December 31, 2004 prepared by and reviewed with management of Sky; (vi) the pro forma financial impact of the Merger on Sky, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Second and Sky; (vii) the publicly reported historical price and trading activity for Second’s and Sky’s common stock, including a comparison of certain financial and stock market information for Second and Sky with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Second the business, financial condition, results of operations and prospects of Second and held similar discussions with certain members of senior management of Sky regarding the business, financial condition, results of operations and prospects of Sky.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Second or Sky or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Second and Sky that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Second or Sky or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Second or Sky nor have we reviewed any individual credit files relating to Second or Sky. We have assumed, with your consent, that the respective allowances for loan losses for both Second and Sky are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the financial projections for Second and Sky and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Second and Sky and used by Sandler O’Neill in its analyses, Second’s and Sky’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Second and Sky and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Second’s or Sky’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Second and Sky will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will not be taxable for federal income tax purposes at the corporate level. Finally, with your consent, we have relied upon the advice Second has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Sky’s common stock will be when issued to Second’s shareholders pursuant to the Agreement or the prices at which Second’s or Sky’s common stock may trade at any time.

We have acted as Second’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. Second has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for Second and have received compensation for such services. In addition, as we have previously advised you, we have in the past provided certain investment banking services to Sky and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Second and Sky and their affiliates. We may also actively trade the equity or debt securities of Second and Sky or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Second in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Second as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Second Shares and does not address the underlying business decision of Second to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Second or the effect of any other transaction in which Second might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an annex to the Proxy Statement/Prospectus of Second and Sky dated the date hereof and to the references to this opinion therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Second Shares from a financial point of view.

Very truly yours,

/S/ SANDLER O’NEILL & PARTNERS, L.P.

ANNEX C

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is entered into on January 8, 2004, by and between Sky Financial Group, Inc., a financial holding company and an Ohio corporation (“Sky”), and             , a resident of the State of Ohio (the “Control Shareholder”).

WHEREAS, the Control Shareholder owns              Common Shares, without par value (the “Common Shares”), of Second Bancorp Inc., an Ohio corporation and the bank holding company of Second National Bank of Warren (“SBI”) (all shares of such stock now owned and which may hereafter be acquired by the Control Shareholder prior to the termination of this Agreement, except Common Shares held by the Control Shareholder in a fiduciary capacity, shall be referred to herein as the “Control Shares”); and

WHEREAS, Sky and SBI propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, that SBI will merge with and into Sky pursuant to the Merger (this and other capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE 1

Voting of Control Shares

1.1    Voting Agreement.    The Control Shareholder hereby agrees that during the time this Agreement is in effect, at any meeting of the shareholders of SBI, however called, and in any action by consent of the shareholders of SBI, the Control Shareholder shall vote the Control Shares: (i) in favor of the Merger and the Merger Agreement (as amended from time to time) and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between SBI and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SBI under the Merger Agreement or that would result in any of the conditions to the obligations of SBI under the Merger Agreement not being fulfilled.

ARTICLE 2

Representations and Warranties

The Control Shareholder hereby represents and warrants to Sky as follows:

2.1    Authority Relative to this Agreement.    The Control Shareholder has all necessary power and authority or capacity, as the case may be, to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by the Control Shareholder and constitutes a legal, valid and binding obligation of the Control Shareholder, enforceable against the Control Shareholder in accordance with its terms.

2.2    No Conflict.

(a)    The execution and delivery of this Agreement by the Control Shareholder do not, and the performance of this Agreement by the Control Shareholder will not (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Control Shareholder or by which the Control Shares are bound, or (ii) result in any breach of or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Control Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Control Shareholder is a party or by which such Control Shareholder or any Control Shares are bound, except, in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Control Shareholder of his, her or its obligations under this Agreement.

(b)    The execution and delivery of this Agreement by the Control Shareholder do not, and the performance of this Agreement by the Control Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign regulatory body.

ARTICLE 3

Miscellaneous

3.1    Termination.    This Agreement shall terminate on the earlier to occur of (i) the date of consummation of the Merger and (ii) the date of termination of the Merger Agreement for any reason whatsoever.

3.2    Specific Performance.    The Control Shareholder agrees that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that Sky shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

3.3    Entire Agreement.    This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings with respect to the subject matter hereof.

3.4    Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

3.5    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

3.6    Governing Law.    This Agreement shall be governed by and construed in accordance with the law of the State of Ohio.

3.7    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

3.8    Assignments.    This Agreement shall not be assigned by operation of law or otherwise.

3.9    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

3.10    Fiduciary Duty.    Anything in this Agreement to the contrary notwithstanding, this Agreement will not require the Control Shareholder to take any action or omit to take any action if, after consultation with independent legal counsel, the Control Shareholder determines in good faith that the action or the failure to take such action would constitute, or could reasonably be expected to constitute, a breach of the Control Shareholder’s fiduciary duties under applicable Ohio or federal law and SBI’s Articles.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day first written above.

“CONTROL SHAREHOLDER”	SKY FINANCIAL GROUP, INC.

/s/ Marty E. Adams

Name	By:	Marty E. Adams

	Its:	Chairman, President and CEO

ANNEX D

Schedule of Second Bancorp Shareholders with Voting Agreements with Sky Financial

Name	Number of Shares
Cloyd J. Abruzzo	6,234
David A. Allen, Jr.	1,000
Thomas W. Allen	6,418
John A. Anderson	19,313
Diane C. Bastic	17,606
R. L. (Rick) Blossom	13,091
Lynette M. Cavalier	1,000
John L. Falatok	4,670
Myron Filarski	1,137
Norman C. Harbert	5,679
William R. Herzog	28,576
James R. Izant	435,191
Phyllis J. Izant	286,781
David L. Kellerman	4,982
Darryl E. Mast	10,522
R. Timothy Muhleman	3,957
John L. Pogue	2,788
Christopher Stanitz	9,176
George E. Stouffer	37,661
Raymond J. Wean, III	5,696
Total	901,478

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ANNEX E

Dissenters’ Rights under Sections 1701.84 and 1701.85

of the Ohio Revised Code

Section 1701.84    Persons Entitled to Relief as Dissenting Shareholders.

The following are entitled to relief as dissenting shareholders under section 1701.85 of the Revised Code:

(A)    Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic or foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.791, or 1701.801 of the Revised Code;

(B)    In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 or 1701.781 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

(C)    Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

(D)    In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

(E)    Shareholders of a domestic subsidiary corporation into which one or more domestic or foreign corporations are being merged pursuant to section 1701.801 of the Revised Code.

Section 1701.85    Dissenting Shareholder’s Demand for Fair Cash Value of Shares.

(A)(1)    A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2)    If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3)    The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4)    In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

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(5)    If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B)    Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event,

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payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)    If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1)    The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a)    The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b)    The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c)    The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d)    The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2)    For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E)    From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

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